UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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Amendment No. 3 to

FORM 10-SB

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GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

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TACTICAL SOLUTION PARTNERS, INC.

(Name of Small Business Registrant in its Charter)

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Delaware	20-4086662
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2408 Peppermill Drive, Suite I

Glen Burnie, MD 21061

(443) 557-0200

(Address and Telephone Number of Principal Executive Offices)

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Copies to:

Bruce C. Rosetto, Esq.

Blank Rome LLP
1200 North Federal Highway, Suite 417

Boca Raton, FL 33432
Telephone: (561) 417-8100

Facsimile: (561) 417-8101

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Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None.	None.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001

(Title of Class)

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TABLE OF CONTENTS

Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

iii

PART I

1

Item 1.  Description of Business

1

Item 2.  Management’s Discussion and Analysis of Financial Condition and Plan of Operation

16

Item 3.  Description of Property

27

Item 4.  Security Ownership of Certain Beneficial Owners and Management

27

Item 5.  Directors, Executive Officers, Promoters and Control Persons

28

Item 6.  Executive Compensation

32

Item 7.  Certain Relationships and Related Transactions

34

Item 8.  Description of Securities

35

PART II

39

Item 1.  Market Price of and Dividends on the Registrant’s Common Equity and Related

Stockholder Matters Market Information

39

Item 2.  Legal Proceedings

40

Item 3.  Changes in and Disagreements with Accountants

41

Item 4.  Recent Sales of Unregistered Securities

41

Item 5.  Indemnification of Officers and Directors

42

PART F/S

F-1

Item 1.  Index to Financial Statements

F-1

PART III

III-1

Item 1.  Index to Exhibits

III-1

SIGNATURE PAGE

III-3

EXHIBITS

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this Registration Statement that do not relate to present or historical conditions are “forward-looking statements.” Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in the forward-looking statements. Forward-looking statements may include, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “forecasts,” “intends,” “possible,” “estimates,” “anticipates,” and “plans” and similar expressions are intended to identify forward-looking statements. Our ability to predict projected results or the effect of events on our operating results is inherently uncertain. Forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those discussed in this document. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to: (i) industry competition, conditions, performance and consolidation, (ii) legislative and/or regulatory developments, (iii) the effects of adverse general economic conditions, both within the United States and globally, (iv) any adverse economic or operational repercussions from terrorist activities, war or other armed conflicts and (v) other factors described under “Risk Factors” below.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

iii

PART I

Tactical Solution Partners, Inc. is filing this Amendment No. 3 to the Registration Statement on Form 10-SB under the Securities Exchange Act of 1934, as amended (this “Registration Statement”) on a voluntary basis to provide current public information to the investment community. In this Registration Statement, “the Company,” “we”, “us” and “our” refer to Tactical Solution Partners, Inc.

Item 1.

Description of Business

Our Company

Tactical Solutions Partners, Inc. is a provider of rugged mobile communication equipment and anti-terrorism training and preparedness solutions to the first responder, military and commercial markets. The Company is organized into two operating divisions—our PelicanMobile Division and our Tactical Solution Options Division.

History and Background

The Company is the result of a January 2006 reorganization whereby the shareholders of Pelican Mobile Computers, Inc. (“Pelican”), a privately held operating company, exchanged their shares for the shares of a publicly traded company with no assets, liabilities or material operations, then named American Financial Holdings, Inc. (“AFHI”), of which Pelican became a wholly owned subsidiary.

Share Exchange Consideration

On January 6, 2006, the shareholders of Pelican exchanged each issued and outstanding share of Pelican (1000 shares issued and outstanding at the time of the share exchange) for 25,000 shares of AFHI on a post-split basis (the “Share Exchange”) with an aggregate of 25,000,000 shares of Common Stock of AFHI issued to the former shareholders of Pelican. At the time of the Share Exchange, the existing stockholders of AFHI retained 5,512,103 shares of AFHI’s outstanding Common Stock after the cancellation of approximately 2,549,000 shares of Common Stock by certain AFHI stockholders to facilitate the Share Exchange. As a result, the former shareholders of Pelican became the majority stockholders of AFHI. Upon completion of the Share Exchange, AFHI changed its name to Tactical Solution Partners, Inc. with Pelican surviving as a wholly-owned subsidiary of the Company.

Restricted Stock Grants

On January 19, 2006, in connection with the Share Exchange, we issued an aggregate of 13.1 million restricted shares of our Common Stock to certain of our executives and key employees as equity incentive compensation for performance to be rendered, including 100,000 fully vested shares to the former President of AFHI for services rendered, on behalf of the reorganized company. In accordance with restricted stock arrangements, ownership of the remaining 13 million shares was not to vest in the executives and key employees to whom they were issued until the fourth anniversary of the executive’s or key employee’s employment, unless vesting was accelerated by our board of directors, in its discretion, prior to that date. On August 31, 2006, the Company accelerated vesting with respect to 4,740,192 shares under the restricted stock awards in consideration of past performance and services rendered to the Company and to compensate for personal guarantees in connection with a financing facility. The remaining 8,259,808 shares are subject to vesting over a four-year period ending on January 19, 2010.

Officer Loans

On December 13, 2005, the Pelican shareholders made an aggregate of $400,000 of non-interest-bearing loans to Pelican for general working capital purposes. The loans, which were payable on demand, were repaid to the stockholders on January 11, 2006 following consummation of the Share Exchange.

On January 11, 2006, the Company entered into an agreement with two former shareholders of Pelican to distribute to such shareholders an amount, in cash, equal to the retained earnings of Pelican as of the effective time of the Share Exchange, subject to the completion of an audit of Pelican’s financial statements for the years ended December 31, 2005 and 2004. The amount of the distribution amounted to $1,881,007. For the purposes of funding working capital for the Company, the Pelican shareholders’ agreed to loan this amount back to the Company, at an interest rate of 10% per annum, compounding monthly, commencing on January 1, 2006. On April 4, 2006, the Company repaid $400,000 of the loan to the shareholders, reducing the principal balance of the note to $1,481,007.

As of December 31, 2006, accrued interest on these notes amounted to $12,404. Total interest paid under these notes for the year ended December 31, 2006 amounted to $150,583. On March 31, 2007, the Company repaid the loans from the Pelican shareholders in full, amounting to $1,481,007 and $12,404 in accrued interest at that date using proceeds received in the Company’s private placement.

Legal Dispute

In September 2006, a legal dispute arose between a stockholder of the Company, Paul Harary, who was also originally a stockholder of AFHI, and Joseph Cornwell, in connection with an alleged agreement between them pursuant to which Mr. Cornwell claimed he was entitled to certain shares of our Common Stock held by Mr. Harary as a finder’s fee in connection with the Share Exchange. The Company has no knowledge of the existence of any written or verbal agreement between Mr. Cornwell and any party to the Share Exchange. On or about September 14, 2006, the law firm of Adorno & Yoss, LLP, which firm had previously been retained by Messrs. Harary and Cornwell as an escrow agent in connection with an escrow of shares of our Common Stock, filed a complaint in interpleader on their own behalf as escrow agent, against defendants Paul Harary and Joseph Cornwell in Circuit Court of the 17th Judicial Circuit in Broward County, Florida. On or about March 26, 2007, Joseph Cornwell, Fareri Financial Services, Inc. and Anthony Fareri & Associates, Inc., a former stockholder of AFHI, filed an amended complaint against Mr. Harary and the Company seeking a declaratory ruling from the Court requiring that we issue to Fareri & Associates an unspecified number of shares of our Common Stock in exchange for approximately one million shares of AFHI stock it surrendered during the Share Exchange. On May 2, 2007, we entered into a settlement and release agreement with Joseph Cornwell, Fareri Financial Services, Inc. and Anthony Fareri & Associates (the “Claimants”), whereby we issued 250,000 shares of Common Stock to Joseph Cornwell and 100,000 shares of Common Stock to Fareri & Associates, Inc. The settlement and release agreement forever discharges us from any and all manner of claims, demands, actions or suits the Claimants have had or may have against us now and in the future. See “Legal Proceedings.”

Operating Losses

For the year ended December 31, 2006 and six months ended June 30, 2007, we incurred operating losses in the amounts of $2,752,764 and $1,381,957, respectively. These losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders’ (deficit) equity.

PelicanMobile Division

Our PelicanMobile division develops integrated, feature-rich “office-in-the car” rugged mobile communication solutions enabling users to obtain and exchange information in real-time. As clearly evidenced in recent national emergencies, the rapid dissemination of real-time information is critical to determine and assure timely and precise resource allocation by public-sector decision makers.

PelicanMobile was founded in 1997 and provides proprietary customization, integration and installation of rugged mobile hardware and wireless systems to the law enforcement and first responder markets. PelicanMobile specializes in the development and engineering of proprietary and purpose-built mobile solutions offering seamless integration and interoperability with existing public communications networks. PelicanMobile’s systems expertise combined with sophisticated integration and customization offers powerful, user friendly, mobile solutions for specialized vertical markets.

Products and Services. Law enforcement agency, fire department and EMS personnel have unique requirements for communications equipment including ruggedness, reliability and quality. The equipment must be able to work in extreme environments that include high levels of vibration and shock, wide temperature ranges, varying humidity, electromagnetic interference and voltage and current transients. PelicanMobile’s rugged mobile communication solutions provide public safety workers with the unique functionalities necessary to enable effective response to emergency situations.

We believe that PelicanMobile distinguishes itself from other value added resellers through our commitment to engineering and development, ease of procurement, and sustained relationships. PelicanMobile engineers provide system design, development, and integration services. PelicanMobile offers expertise in rugged laptops; wireless mobile data; complete mounting solutions; expert vehicle installation; vehicle global positioning systems (GPS) and automatic vehicle location (AVL) solutions; and systems design & prototyping.

In addition to offering “turn-key” solutions from concept through installation, PelicanMobile understands the complexity of the procurement process and offers experience in navigating the maze of public sector purchasing. PelicanMobile holds several federal and state contracts including a Federal Supply Contract in Federal Supply Schedule 70, Information Technology Supplies and Services, through the Panasonic Toughbook Premier Partner Program (“TP3”).

PelicanMobile’s experience in the dynamic field of mobile technology we believe enhances value to its client base. PelicanMobile is committed to the continued development of integrated, feature-rich rugged “office-in-the-car” mobile systems enabling users to obtain and share critical real-time information.

Strategic and Teaming Relationships. PelicanMobile utilizes unique design and strategic corporate and customer relationships to develop proprietary product offerings that materially expand wireless connectivity for the mobile user. Our primary supplier of communications equipment is Panasonic Computer Company, the world’s leading manufacturer and supplier of rugged mobile computers. In 2004, PelicanMobile was the Panasonic Reseller of the Year for all state and local markets in the United States. Additionally, PelicanMobile is certified as a TP3 Premier Partner and is the sole authorized Maryland provider of Panasonic rugged and semi-rugged mobile products.

Customers. Since its inception in 1997, PelicanMobile has built a clientele of federal, state and local public safety agencies and departments, technology companies and utilities. Select PelicanMobile clientele and percentage of revenue generated by each client for the year ended December 31, 2006, is as follows: the National Security Agency (“NSA”) Police Department – 0.2%; Conectiv Energy – 2.6%; the Howard County (Maryland) Police Department – 5.1%; Montgomery County (Maryland) Police Department – 5.2%; Charles County (Maryland) Sheriff’s Office – 5.4%; the Baltimore County (Maryland) Police Department – 8.2%; the Anne Arundel County (Maryland) Police Department – 10.5%; the Maryland State Police – 10.7%; and the Prince George’s County (Maryland) Police Department – 14.3%.

PelicanMobile plays an integral role in the build-out of the Capital Wireless Information Net (“CapWIN”), a partnership between the states of Maryland and Virginia, and the District of Columbia to develop an interoperable first responder data communication and information sharing network. CapWIN’s vision is to enable data interoperability for first responders wherever they are. PelicanMobile enables the connectivity for the vast majority of first responders within the State of Maryland to CapWIN. CapWIN will provide secure inter-agency communications across jurisdictional and geographical boundaries, more effective multi-agency response to critical events, enhanced public safety, better use of limited resources, and mobile access to essential data sources.

Financial Synopsis. During the fiscal years ended 2005 and 2006, we derived substantially all of our revenues (approximately $9.1 million and $17.2 million for the years ended December 31, 2005 and 2006, respectively) from sales of products and services through our PelicanMobile division.

Acquisition Strategy. Assuming adequate future funding, we intend to explore the acquisition of profitable and complementary companies and businesses that serve the law enforcement and first responder markets. Of specific interest are developers of real-time case management and criminal analysis software solutions. These sophisticated data mining and visual pattern recognition solutions address speed of analysis and increase the quality of intelligence disseminated up and down the public sector value chain.

Tactical Solution Options Division

We formed our Tactical Solution Options division (“TSO”) for the design and delivery of maritime and riverine security, law enforcement, and anti-terrorism training and preparedness solutions to the private, commercial, and government sectors. We are committed to building common skills, encouraging unity of practice and cooperation between allies within the United States and abroad in all aspects of maritime security operations. Our vision is to strengthen the security of our nation and allied nations through continuous preparedness.

Our TSO management and personnel possess subject matter expertise in two primary areas: (i) fundamental skill set education and (ii) threat identification and mitigation.

We anticipate TSO’s fully developed services will include:

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delivery to our customers of tactical training solutions to build the fundamental skills required by today’s military, law enforcement and first responder personnel in the global war on terrorism (“GWOT”); and maritime security and safety operations; and

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provision to customers of vulnerability/risk assessments and security audits to identify infrastructure vulnerabilities and prescribe courses of action to mitigate threats based on our customers’ risk management profiles.

Industry Background. The global addressable market for homeland security has been estimated at $140 billion over the next five years (2007-2011) for commercial procurements, not including spending for government personnel and operations, representing a combined annual growth rate between 8 and 10% according to a study by Civitas Group, LLC entitled “The Homeland Security Market: Essential Dynamics and Trends” published in November 2006. The key sectors in the market include: border security, data management, cargo and port security and critical infrastructure protection.

Furthermore, the number of pirate attacks worldwide has tripled in the past decade, and new evidence suggests piracy is becoming a key tactic of terrorist groups. The total damage caused by piracy to cargo and rising insurance costs exceeds $16 billion per year according to the United Kingdom’s House of Commons Select Committee on Transport Eighth Report published on June 28, 2006. The threat is compounded by the use of maritime vessels and shipping lanes by criminal organizations, which are often in league with terrorists. With the possibility that weapons of mass destruction could be used as terrorist weapons and cause mass civilian casualties, efforts to pre-empt terrorist attacks have become a top NATO priority.

The fiscal year 2007 Homeland Security Appropriations Bill provides $400 million each year for five years for risk-based grants for training and exercises at ports (Source: U.S. Congress, H.R. 4954). Additionally, the Fiscal Year 2007 Homeland Security Appropriations Bill provides $4.34 billion, an increase of $600 million over Fiscal Year 2006, to secure U.S. ports and inbound cargo in order to prevent terrorists and criminals from exploiting the international commerce system (Source: U.S. Congress, H.R. 5441).

Port security spending has increased by 700% since 9/11 and will continue to increase, driven in large part by compliance with the Port Security Improvement Act of 2006, the Maritime Transportation Security Act of 2002 (MTSA) and the International Ship and Port Facility Security (ISPS) Code, requiring vessels and port facilities to conduct security assessments and develop appropriate plans and procedures to protect ports and waterways from terrorist attacks (Source: DHS “Fact Sheet: Securing U.S. Ports.” February 22, 2006). The U.S. Department of Homeland Security spent approximately $1.6 billion on port security in Fiscal Year 2005 (Source: DHS “Fact Sheet: Securing U.S. Ports.” February 22, 2006).

The Department of Defense (DoD) has recognized that the world has changed dramatically since the end of the last century and the DoD is changing with it – refocusing America’s forces and capabilities for the future. As the DoD aligns itself to meet the growing threats of global terrorism through an indefinitely sustained campaign that encompasses multiple irregular warfare operations, we believe that U.S. forces no longer have fixed forward bases in the area of conflict/interest and, therefore, must remain fully mobile and capable of prosecuting these operations as expeditionary engagement.

The DoD Fiscal Year (“FY”) 2007 discretionary budget authority increased by seven percent (7%) over FY 2006 for a total of $439.3 billion. The DoD budget breakdown for areas in which TSO reasonably expects to participate through the RFP process and teaming agreements are set forth below:

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Special Operations Forces (SOF) expansion:

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$5.1 billion in FY 2007

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$28.7 billion for FY 2007 to FY 2011

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Irregular Warfare Operations language and cultural awareness training:

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$181 million in FY 2007

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$760 million for FY 2007 to FY 2011

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Defend the Homeland against catastrophic terrorism:

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$1.7 billion in FY 2007

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$9.3 billion for FY 2007 to FY 2011

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Maintain America’s Military Superiority by improving maritime support to joint forces:

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$11.2 billion in FY 2007

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$77.5 billion for FY 2007 to FY 2011

The above data represents a DoD budget of $19 billion for FY 2007 and over $116 billion for the FY 2007 to FY 2011 projections (Source: Office of the Under Secretary of Defense (Comptroller). “Fiscal 2007 Department of Defense Budget.” February 6, 2006). We believe that over the next five years there are significant opportunities for TSO to gain entry into the tactical training, tactical equipment and security technology solution venues through the RFP process, teaming agreements and DoD customer specific task order awards.

Management. TSO’s management is currently comprised of a four-person team of individuals formally employed by the United States Navy. The team was responsible for developing and implementing the Navy’s current maritime anti-terrorism learning curriculum and training solutions.

Products and Services. The maritime safety and security industry is a growing global concern. TSO’s primary target market will be the DoD because of its worldwide efforts in the Global War on Terrorism (GWOT) and Maritime Safety and Security Operations. However, the local, state, and federal law enforcement arena within the U.S. Department of Homeland Security (DHS) is also key target market for TSO’s products and service offering. Additionally, the private and commercial sector is striving to meet ISPS (International Ship and Port Facility Security) Code, Port Security Improvement Act of 2006, and MTSA (Maritime Transportation Security Act of 2002) requirements, which mandate detailed security-related requirements for Governments, port authorities and shipping companies on a worldwide scale.

The needs within TSO’s target markets range from equipment and technology solutions to manpower and training in the various aspects of satisfying compliance requirements. TSO’s focus is on training and equipping maritime security industry personnel, conducting vulnerability risk assessments (VRA)/security audits (SA) for ports, harbors, air ports and other facilities as well as addressing technology solutions for facilities and field use.

Training

TSO intends to offer a broad array of training services to help build the fundamental skill sets required by today’s military, law enforcement and first responder personnel in combating terrorism and in Maritime Security and Safety Operations both domestically and abroad. TSO’s training services leverage focus on significant expertise in

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Combat Tactics (Non-Lethal Weapons (“NLW”), (Close Quarters Combat) (“CQC”)/Team/Mission Planning);

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Maritime Security;

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Combative Tactics;

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BIOMETRICS/Intelligence Collection;

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Law Enforcement;

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Survival Swimming; and

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CBRNE (Chemical, Biological, Radiological, Nuclear and Explosive) expertise.

TSO intends to offer curriculum development services formatted to customer requirements and/or industry standards and include consulting team management, laboratory and classroom curricula, references, curricula outlines and notes and detailed instructional support listing with procurement services. TSO additionally intends to offer comprehensive instructor support services through seasoned, fully certified and qualified instructors on a worldwide basis for team instruction or individual augment.

Products

TSO anticipates offering a comprehensive array of equipment, technology products, and installation management services including: Training Gear (Tactical Red Man Gear and combative tactics pads and protective equipment); Tactical Gear (TACVEST, helmets, 1st, 2nd, and 3rd line equipment, TAC lights, weapons systems attachments, and metal detector systems); and New Technology (BIOMETRICS, surveillance systems, and command, control and communications systems).

Consulting Services

TSO intends to offer a broad array of consulting services at the federal, state, and local levels, including combat training facility design services that ensure a facility can deliver the type of training programs required to properly prepare soldiers for the enemy tactics they will face in combat.

Additionally, TSO’s consulting services would include a detailed threat assessment tailored to customers’ needs including a Vulnerability Report and Threat Analysis that includes training, equipment and technology-based mitigation solutions with detailed documentation and associated diagrams and photos. Based on the findings of audit, we would implement Concept of Design services, which involve creating a detailed plan of how to implement technology-based systems to mitigate identified threats to facilities or other critical infrastructure.

Our TSO consulting services we anticipate will also include operational risk management services.

Strategic Partnerships. TSO has entered into teaming relationships with the following companies:

1.

Applied Marine Technology, Inc. (AMTI), an Operation of SAIC, Inc. (www.amti.net), is a leading supplier of professional and technical services for Homeland Security and the Global War on Terrorism. We are working with AMTI to mutually pursue and perform various contract opportunities. TSPI has received a Letter of Intent from AMTI to team and submit a proposal to the U.S. military related to providing advisory services and related support to the Expeditionary Training Command. No binding agreements have been entered into at this time.

2.

Maritime Protective Services, Inc. (MPS) (www.mpsint.com) provides worldwide maritime security consulting and compliance solutions. We have entered into a teaming agreement with MPS to mutually pursue and perform contract opportunities.

3.

Alutiiq, LLC (www.alutiiq.com) is a wholly owned subsidiary of Afognak Native Corporation (ANC). ANC was organized pursuant to the Alaska Native Claims Settlement Act of 1971. Alutiiq is eligible to receive and perform government contracts selected by the Small Business Administration for sole-source procurement under 8(a) status. Alutiiq provides a comprehensive array of security services including physical security and law enforcement, electronic security systems, and homeland security and defense. We have entered into a teaming agreement with Alutiiq to secure and perform a contract awarded by the U.S. military related to the recruitment and training of U.S. Navy SEALS.

4.

LINXX Security Services (www.linxxsecurity.com) specializes in tactical military training, event security and executive protection. We are working with LINXX to mutually pursue and perform various contract opportunities. No agreements have been entered into at this time.

Financial Synopsis. For the year ended December 31, 2006, TSO sales were approximately $16,000. The TSO division spent the majority of its efforts in 2006 responding to requests for proposals (RFPs) on large, multi-year tactical training and consulting to the federal government.

TSO anticipates increasing its revenue significantly in 2007 and 2008, assuming receipt of awards to provide fundamental skill set training to branches of the U.S. military services and Department of Homeland Security, including:

1.

Turnkey anti-terrorism force protection facility and instructor augmentation support for basic and advanced force training, representing approximately $28 million of projected contract revenue to TSO over five years;

2.

Instructor services for sea-based interception operations, amounting to approximately $2.3 million in projected revenue to TSO over five years;

3.

Training and curriculum doctrine support for security forces, a proposed $3.2 million revenue contract to TSO over five years;

4.

Outsourced staffing for hostage recovery training and curriculum development, amounting to $1 million in potential revenue over five years; and,

5.

Ballistic protection equipment sales, representing approximately $500,000 in potential sales commissions in 2007 or 2008.

TSO has entered into teaming relationships as one of several subcontractors to respond to these RFPs with prime contractors that have significant past performance of services to various branches of the U.S. military and federal government. Accordingly, the Company believes it is more than likely TSO, as a subcontractor within these larger contracts, will receive an award. However, the Company cannot provide any assurance these teaming relationships and joint contract bids will result in the Company realizing revenue for this business unit given the complexities involved in selecting awardees under large, multi-year government contracts.

Acquisition Strategy. TSO is currently in the process of hiring additional employees with subject matter expertise in the homeland security and defense arenas. Assuming adequate future funding, we intend to explore the acquisition of profitable and complementary companies and businesses, which will enable TSO to extend its anti-terrorism training and preparedness solutions into chemical, biological, radiation, nuclear and explosive (CBRNE) terrorism.

Development Strategy. TSO has taken a measured approach in launching its training, consulting services and products. During the TSO division’s initial development phase in 2006, we focused our efforts on the identification and hiring of four former U.S. Navy specialists in fundamental skill set training, anti-terrorism preparedness training, and force protection. Additionally, during the first six months of 2006, we focused our resources on developing key service offerings and identification of vendor relationships and requests for proposals with government agencies compatible with the division’s product and service offering. During our second phase of development occurring between June 2006 and June 2007, we conducted internal staff training in connection with the government contracting process and developed responses to certain requests for proposals (RFPs). In addition, during this period we developed financial, information technology, management and compliance systems and policies to comply with government contracting standards, such as those developed under the Defense Contract Audit Agency (DCAA).

We anticipate continuing to develop the division by identification and selection of teaming partners for collaborative bidding on multi-year governmental contracts through the end of 2008. Additionally, we will pursue joint opportunities with teaming partners to include RFPs. We plan to explore business opportunities in the maritime and riverine security, law enforcement and anti-terrorism training and preparedness arenas within the private, commercial and government sectors. We expect that during this development phase we will require funding for the division of approximately $60,000 per month for payment of salaries and selling, general and administrative expenses.

Within the next twelve to twenty-four months, we anticipate seeking to identify a complementary business or businesses for acquisition in the anti-terrorism training and preparedness solutions industry. The funding we will need to consummate one or more acquisitions is difficult to determine and highly variable based on the composition of the target company. However, we estimate that the funds needed to consummate a complementary acquisition would be significant relative to our present capital resources.

Business Strategy

Our principal business objective is the growth of our revenues. We intend to achieve our objective by:

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broadening our geographic reach for our products and services in the U.S.;

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expanding our existing offering of mobile communication products;

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expanding our PelicanMobile division business model from a value-added reseller of products to a high-end solutions provider; and

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developing our TSO division through the procurement of multi-year tactical training and consulting contracts to federal, state and local agencies and governments.

The components of our long-term growth strategy include: (i) the hiring of additional management and personnel with military, law enforcement and homeland security subject matter expertise, and (ii) the acquisition of private businesses with complementary local and national security related products and services.

Our Management

Our senior management is experienced in building and managing early-stage growth companies and has specific operational expertise working within the public safety/first responder community and the military and commercial markets both domestically and abroad in the areas of wireless mobile communication solutions, information technology security, physical security and anti-terrorism and preparedness training solutions.

Our TSO division’s senior operating team brings 100+ years of subject matter expertise in the areas of tactical training and maritime operations including mission planning, ship board operations, insertion techniques, biometrics/intelligence collection, combative techniques, combat training facility design and tactical equipment design. The TSO team was responsible for the initial standup and training solution for U.S. Maritime Operations including doctrine creation, curriculum development, training program delivery and management through the Center for Anti-Terrorism and Navy Security Forces.

Key Customers

We depend on a limited number of significant customers. The majority of PelicanMobile’s revenue has been generated from contracts with police and fire agencies within the state of Maryland. While we sold products and services to over 100 customers in 2006, sales to three customers including the Anne Arundel County (Maryland) Police Department, the Maryland State Police, and the Prince Georges County (Maryland) Police Department represented approximately 10.5%, 10.7% and 14.3%, respectively, of net sales for the year. While we sold products and services to over 100 customers in 2005, sales to three customers, including the Anne Arundel County (Maryland) Police Department, Conectiv Energy, and the Maryland State Police represented approximately 10%, 14% and 27%, respectively, of net sales for the year.

Competition, Our Position in the Industry and Methods of Competition

We compete at the business unit level, with our PelicanMobile division competing with other providers of mobile communications solutions, and our TSO division competing with other providers of anti-terrorism training, preparedness and equipment solutions for first responders, military and public utilities customers.

PelicanMobile Division Competitive Analysis

The market for rugged mobile communication solutions is comprised of two different types of resellers, namely “distributors” and “full service systems integrators.”

Distributors typically sell high volumes of mobile data products from multiple suppliers and do not modify or integrate the mobile communication solution for the end-customer. Often, the current information technology staff of the first responder or military agency will complete the integration of the products. If necessary, a distributor will work with its customers to identify sub-contractors to complete the installation of the mobile data equipment. Distributors are not often involved in system design, development, integration and post-sale support. Distributors compete primarily on price and availability of products.

Full service systems integrators, like our PelicanMobile division, work with their customers from concept through build-out and post-sale support of the mobile data solution. Unlike distributors, PelicanMobile works with customers during the requirements definition stage of a mobile data solution, taking into consideration:

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End-user type and requirements;

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Vehicle type and model;

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Computing environment, such as semi-rugged, fully rugged or military-specification;

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Mounting solution ergonomics; and

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Data connectivity options and integration.

We believe the primary competitive factors for our PelicanMobile division include:

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Experience and expertise of the engineers and installation team;

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Solutions approach and quality of client service;

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Brand recognition with local, state and federal clients;

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User affinity and product loyalty;

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End-to-end customized mobile computing integration solution; and

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Quality, reliability and support of the systems.

We compete with established distributors of mobile data and computing equipment to the first responder and public utility customers including:

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GTSI Corp.

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Insight Enterprises, Inc.

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CDW Government

We believe we distinguish ourselves from our competitors by:

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Our position as a full service system integrator rather than a distributor of technology components;

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Working with our customers from requirements definition through engineering and post-sales support;

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Personalized, one-on-one relationships with our customers;

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Reverse engineering of mounting and installation solutions at the customer premises on a real-time basis;

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Relationships with certain suppliers with whom we have developed customized mounting solutions for a wide array of vehicles;

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Relationship with Panasonic as the sole Toughbook Premier Partner in the Mid-Atlantic region for the public safety and utilities verticals and brand recognition and status of Panasonic as the worldwide leader in rugged notebook computers;

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Post-sale engineering, technical and customer support; and

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Our ability to offer additional services to our existing customers not related to information technology through our Tactical Solution Options division, including training (e.g., hand-to-hand/close-quarters-combat and defensive driving) and risk mitigation consulting.

Tactical Solution Options Division Competitive Analysis

Our TSO division operates in the highly-fragmented, intensely competitive market for U.S. Government contracts. We compete against a large number of established multinational corporations that have greater financial capabilities. We also compete against other smaller government contractors who have a longer history of providing services to branches of the U.S. Government and commercial customers. As a result, we have entered into several teaming agreements with larger government contractors to jointly bid on several multi-year contracts to provide training and support services to branches of the U.S. military. These teaming relationships include:

•

SAIC, Inc.

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Applied Marine Technology, Inc. (AMTI), an Operation of SAIC, Inc.

•

Protective Enterprises, LLC

•

LINXX Security Services, Inc.

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Maritime Protective Services, Inc.

•

ELS, Inc.

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London Bridge Trading Company, Ltd.

•

Controlled F.O.R.C.E., Inc.

We believe the primary competitive factors for our TSO division include:

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History of past performance under U.S. Government contracts;

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Technical and experiential reputation of staff;

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Size, scale and brand recognition of service providers; and

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Pricing.

We compete with established government contractors, training and other tactical service providers including:

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Applied Marine Technology, Inc. (AMTI), an Operation of SAIC, Inc.

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Blackwater USA

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SeaSecure LLC

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Tactical Advantage Group, Inc.

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Strategic Operations

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LINXX Security Services

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Triple Canopy, Inc.

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Specialized Tactical Training Unit

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Controlled F.O.R.C.E., Inc.

We believe we distinguish ourselves from our competitors by:

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The development by our staff of the current Classified U.S. Navy Maritime Anti-Terrorism/Force Protection (AT/FP) training continuum while enlisted or employed as a subcontractor to the U.S. Navy;

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The recognition of our TSO division leaders by the Navy as experts in equipment, anti-terrorism/force protection, vulnerability/risk assessments and mitigation and training; and

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Our focus on fundamental skill-set training, including physical strength, agility and conditioning, weapons and shooting, self-defense and tactics.

Research and Development

We did not conduct any significant research and development activities in the last two fiscal years and do not have any specific plans for research and development in 2007. For our PelicanMobile division, the costs for developing a new integration solution for a mobile data and computing installation in a new type of vehicle (pursuant to a contract), for example, would be recognized as installation costs and reflected in the financial statements as cost of sales. For our TSO division, the costs for developing a new training curriculum, for example, would be tailored to the needs of a specific customer. As a result, any new intellectual property would be developed under a customer contract, and the costs of this development would be recognized as a project cost and represented on the financial statements as cost of sales. We are able to develop new installation solutions and training curricula for circumscribed projects without spending on research and development.

Employees

We currently employ 25 persons of which all are full time employees. We consider our relations with our employees to be good. We have never had a work stoppage, and none of our employees are represented by collective bargaining agreements.

Our Common Stock

Our Common Stock is quoted on the over-the-counter Pink Sheets LLC electronic quotation service under the symbol “TTSR.”

Corporate Information

Our principal executive offices are located at 2408 Peppermill Dr., Suite I, Glen Burnie, MD 21061, and our telephone number is (443) 557-0200. Our PelicanMobile division’s operations are also located at 2408 Peppermill Dr., Suite I, Glen Burnie, MD 21061. Our TSO division’s operations are located at 1403 Greenbrier Parkway, Suite 430, Chesapeake, VA 23320. Our website is located at www.tacticalsolutionpartners.com.

RISK FACTORS

You should carefully consider the risk factors discussed below as well as other information contained in this Registration Statement. The risks discussed below, together with all of the other information in this Registration Statement, including the consolidated financial statements and the related notes appearing herein, any of which could materially affect our business, financial conditions or results of operations, are not the only risks we face. Additional risks and uncertainties not currently known to us or that we deem to be immaterial could also materially and adversely affect our business, financial condition and results of operations.

We incurred operating losses for the year ended December 31, 2006 and for the six months ended June 30, 2007 and may not become a profitable enterprise.

We incurred an operating loss of approximately $2.75 million for the fiscal year ended December 31, 2006 and approximately $1,38 million for the six months ended June 30, 2007. Our profitability is dependent upon management’s ability to increase our revenues, reduce our cost of sales and operating expenses and develop profitable operations. There can be no assurances that we will achieve our goal of profitable operations.

Changes in the information technology industry or the general economic environment may reduce demand for our products and services, adversely affecting our financial results and condition.

Our results of operations are influenced by a variety of factors, including the condition of the information technology industry, general economic conditions, shifts in demand for, or availability of, computer products, peripherals and software and information technology services and industry introductions of new products, upgrades or methods of distribution. Net sales can be dependent on demand for specific product categories, and any change in demand for or supply of such products could have a material adverse effect on our net sales, and/or cause us to record write-downs of obsolete inventory, if we fail to react in a timely manner to such changes. Our operating results are also highly dependent upon our level of gross profit as a percentage of net sales, which fluctuates due to numerous factors, including changes in prices from suppliers, changes in the amount and timing of supplier reimbursements and marketing funds that are made available, volumes of purchases, changes in client mix, the relative mix of products sold during the period, general competitive conditions, the availability of opportunistic purchases and opportunities to increase market share. In addition, our expense levels, including marketing, the costs of facilities expansion, acquisitions and the costs and salaries incurred in connection with the hiring of account executives, are based, in part, on anticipated net sales. Therefore, we may not be able to reduce spending in a timely manner to compensate for any unexpected net sales shortfall and any such inability could have a material adverse effect on our business, results of operations and financial condition.

We are dependent upon specific suppliers for products that we are able to sell competitively.

We purchased substantially all laptop computers that we resold during the year ended December 31, 2006 and for the six months ended June 30, 2007 from a single distributor. Revenues from laptop computers, which amounted to $11,531,316 for the year ended December 31, 2006, comprised approximately 67% of our total revenues for the year. Revenues from laptop computers amounted to $3,638,984 for the six months ended June 30, 2007, which comprised approximately 63% of revenues for the quarter. In addition, we purchase custom-designed laptop mounts for vehicles from a single vendor. Revenues from laptop vehicle mounts, which amounted to $1,928,478 for the year ended December 31, 2006, comprised approximately 11% of our total revenues for the year. Revenues from laptop vehicle mounts amounted to $685,001 for the six months ended June 30, 2007, which comprised approximately 12% of our total revenues for the quarter. While we believe that alternative sources of these products are available, we have yet to identify sources other than these two vendors that have the ability to deliver these products to us within the time frames and specifications that we currently demand. The loss of our major supplier could cause a disruption in the availability of products. Additionally, there is no assurance that as manufacturers continue to sell directly to end users and through the distribution channel, they will not limit or curtail the availability of their product to resellers like us. From time to time, products we offer may become subject to manufacturer allocation, which limits the number of units available to

us. Our inability to obtain a sufficient quantity of product, or an allocation of products from a manufacturer in a way that favors one of our competitors relative to us, could cause us to be unable to fill customers’ orders in a timely manner, or at all, which could have a material adverse effect on our business, results of operations and financial condition. In addition, a reduction in the amount of credit granted to us by our suppliers could increase our cost of working capital and have a material adverse effect on our business, results of operations and financial condition.

Our ability to expand our PelicanMobile division from a value-added reseller of products to a high-end solutions provider has certain risks which may impact future results.

Our strategy is dependent upon our ability to transform our PelicanMobile division from a business that resells, integrates, installs and services commodity information technology products to one that provides high-end value-added solutions to its public safety customers. A number of risks are inherent in this strategy. We may not be able to successfully transform our workforce into one having the technical skills to provide more complex technology to customers. Services and solutions require different internal accounting, tracking, and project management procedures, and there is no assurance we will be able to develop and implement those necessary procedures. We also will need to develop certain internal technical capabilities to identify, develop, market and sell more complex solutions, and there is no assurance we will be successful in these endeavors.

We may not effectively execute our business strategy.

Our business strategy requires that we successfully and simultaneously complete many tasks. To be successful, we will need to:

•

raise sufficient capital to fund our financial requirements;

•

develop products and services that gain market acceptance and can be sold at competitive prices;

•

negotiate effective business relationships with others in our industry;

•

attract and retain qualified, professional employees with special security, law enforcement, homeland security or military expertise; and

•

evolve our business to gain advantages in an increasingly competitive environment.

We cannot assure you that we will be able to successfully execute any or all of the elements of our strategy.

Our business model requires that we continually develop and augment our suite of products and services through internal development and acquisitions.

Our business model is dependent on our ability to augment our initial suite of products and services with additional products and services important to providing customers with an integrated solution. There can be no assurance that we have either the ability or resources to accomplish our business objectives to grow our revenues through internal development and acquisitions.

We may be unable to implement our growth strategy.

We plan on growing at a rapid pace, which will require, in part, the constant addition of new personnel in all areas of operations. Even if we are successful in finding and hiring the appropriate personnel, there will be a significant strain placed on our managerial, operation, reporting, and financial resources. We have taken preliminary steps to put in place the necessary legal, accounting, human resource management, and other relationships and tools to enable us to deal with this growth more efficiently. However, there can be no assurance that we will be able to successfully manage our growth.

Additionally, our growth strategy and ability to generate revenues and profits is dependent upon our ability to (i) develop and provide new services and products; (ii) establish and maintain sales and distribution channels; (iii) develop new business opportunities; (iv) maintain our existing clients and develop the organization and systems to support these clients; (v) establish financial and management systems; (vi) obtain adequate financing on acceptable terms to fund our growth strategy; (vii) develop and expand our client and customer bases; and (viii) negotiate agreements on terms that will permit us to generate adequate profit margins.

Our failure with respect to any or all of these factors could impair our ability to successfully implement our growth strategy, which could have a material adverse effect on our results of operations and financial condition.

We must reach agreements with third parties to supply us with the hardware, software and infrastructure necessary to provide our services, and the loss of access to this hardware, software or infrastructure or any decline or obsolescence in functionality could cause our customers’ businesses to suffer, which, in turn, could decrease our revenues and increase our costs.

We have entered into and are currently contemplating new strategic vendor relationships that will be critical to the execution of our business strategy. We cannot assure that these relationships can be maintained or obtained on favorable terms or at all. Our success depends substantially upon establishing relationships with strategic partners, such as suppliers of handheld wireless devices, laptop computers, wireless connectivity infrastructure, and software. If we are unable to establish or maintain relationships with strategic partners, our business, prospects, financial condition and results of operations will be materially adversely affected.

Future potential revenue from our TSO division is dependent upon our teaming partners, operating as prime contractors, receiving government contract awards and therefore is uncertain.

In order to develop a market for our TSO division services and generate revenues, we have entered into teaming agreements with several companies to pursue large government contracts for military training, consulting and related services. For the larger opportunities, our TSO division anticipates acting as the subcontractor to the larger prime contractor, and as a result, will be dependent upon the prime contractor meeting the majority of the qualifications under the request for proposal (RFP) to receive the award. Further, many of the contracts we are responding to are to provide services to branches of the U.S. military and are subject to risks that are out of our control, including global economic developments, wars, changes in the political structure in the U.S., change in the tax and regulatory environments, and fluctuations in government spending. Additionally, regardless of the quality of our performance of services as a subcontractor, any changes in the perceived quality of the business of the prime contractor under the larger contract could affect our ability to receive awards of future contracts or continue to provide services under current contracts if it were re-issued for bid given the actions of the prime, which actions are out of our control.

We will incur increased costs as a result of becoming a reporting company.

Following the effectiveness of this Registration Statement, we will be a Securities and Exchange Commission (“SEC”) reporting company. Prior to this time, we have not filed reports with the SEC and had no history operating as a reporting company. In addition, the Sarbanes-Oxley Act of 2002, as well as a variety of related rules implemented by the SEC, have required changes in corporate governance practices and generally increased the disclosure requirements of public companies. For example, as a result of becoming a reporting company, we will be required to file periodic and current reports, proxy statements and other information with the SEC and we must adopt policies regarding disclosure controls and procedures and regularly evaluate those controls and procedures. As a reporting company, we will incur significant additional legal, accounting and other expenses in connection with our public disclosure and other obligations. Management has also been engaged in assisting executive officers, directors and, to a more limited extent, stockholders, with matters related to insider trading and beneficial ownership reporting. Although not presently applicable to us, in the future we will be required to establish, evaluate and report on our internal control over financial reporting and to have our registered independent public accounting firm issue an attestation as to such reports.

We have incurred, and expect to continue to incur, increased general and administrative expenses as a reporting company. We also believe that compliance with the myriad rules and regulations applicable to reporting companies and related compliance issues will divert time and attention of management away from operating and growing our business.

Being a public company also increases the risk of exposure to class action stockholder lawsuits and SEC enforcement actions, and increases the expense to obtain appropriate director and officer liability insurance on acceptable or even reduced policy limits and coverage. As a result, we may find it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers.

If our Common Stock is subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

A penny stock is generally defined under the Securities Exchange Act of 1934, as amended (“Exchange Act”) as any equity security other than a security that: (i) is an national market system stock listed on a “grandfathered” national securities exchange, (ii) is an national market system stock listed on a national securities exchange or an automated quotation system sponsored by a registered national securities association (including Nasdaq) that satisfies certain minimum quantitative listing standards, (iii) has a transaction price of five dollars or more, or (iv) is a security whose issuer has met certain net tangible assets or average revenues, among other exemptions. Our Common Stock is not currently traded on a national securities exchange or quotation system sponsored by a national securities exchange and our transaction price is currently less than five dollars. Therefore, if we have net tangible assets of $5,000,000 or less or average revenues of less than $6,000,000 for three consecutive years, transactions in the Common Stock may become subject to the “penny stock” rules promulgated under the Exchange Act. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document that describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer and provide monthly account statements to the customer. The effect of these restrictions will probably decrease the willingness of broker-dealers to make a market in our Common Stock, decrease liquidity of our Common Stock and increase transaction costs for sales and purchases of our Common Stock as compared to other securities. If our Common Stock becomes subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed and stockholders may find it more difficult to sell their shares of Common Stock.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Exchange Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we will be required, beginning with our annual report on Form 10-KSB for the fiscal year ending December 31, 2007, to include in our annual reports on Form 10-KSB, our management’s report on internal control over financial reporting and, beginning with our annual report on Form 10-KSB for the fiscal year ending December 31, 2008, the registered public accounting firm’s attestation report on our management’s assessment of our internal control over financial reporting. We are in the process of preparing an internal plan of action for compliance with the requirements of Section 404. As a result, we cannot guarantee that we will not have any “significant deficiencies” or “material weaknesses” within our processes. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Exchange Act, which could adversely affect our business.

We depend on the revenues of a limited number of customers.

Both of our divisions depend on a limited number of significant customers. The vast majority of PelicanMobile’s revenue has been generated from government agency contracts within the state of Maryland. The loss of one or more significant customers could have a material adverse effect on our business and our consolidated results of operations. During the year ended December 31, 2006, sales to three customers represented approximately 10%, 11% and 14% respectively of net sales. Accounts receivable due from one of these customers amounted to $678,570, or 33% of total accounts receivable at December 31, 2006. During the six months ended June 30, 2007, sales to three customers represented approximately 10%, 13% and 19% of net sales for the period, respectively. Accounts receivable due from one of these customers amounted to $146,249 or approximately 14% of total accounts receivable at June 30, 2007. Accounts receivable due from three other customers amounted to $41,808, $108,740 and $525,526 or approximately 4%, 10% and 50%, respectively of total accounts receivable at June 30, 2007.

If we lose the services of our key management, homeland security and military training collaborators or other advisors, our business and ability to attain profitable operations would suffer.

The success of our business is highly dependent on our management as well as our law enforcement, homeland security, military and first responder training personnel. In addition, we require skilled personnel in areas such as business and product development. Most of our homeland security, military and first responder training collaborators are not bound by employment agreements. We may not be able to retain existing homeland security and military skilled personnel or attract individuals with this expertise in the future. We do not maintain key-person life insurance on any of our officers, employees or consultants. In addition, although we have employment agreements with key members of management, each of our employees, subject to applicable notice requirements, may terminate his or her employment at any time. The pool of individuals with relevant experience in specialized security and military training is limited and retaining and training personnel with the skills necessary to operate our business effectively is challenging, costly and time-consuming. If we lose the services of any key personnel, our business, financial condition and results of operations could be materially and adversely affected.

We may encounter intense competition from substantially larger and better financed companies.

Our success will depend upon our ability to penetrate our target market for technology solution providers and homeland security products. We compete with more established entities with greater financial resources, longer operating histories and greater recognition in the marketplace than we have. Our competitors include GTSI Corp, Insight Enterprises, Inc., Applied Marine Technology, Inc., Blackwater USA, SeaSecure LLC, Tactical Advantage Group, Inc., Strategic Operations, LINXX Security Services, Triple Canopy, Inc., and Specialized Tactical Training Unit. It is also possible that previously unidentified competitors may enter the market place and decrease our likelihood of acquiring increased market share. Our success will depend upon our ability to penetrate our target markets quickly and efficiently by responding to competitive product offerings and the evolving demands of the marketplace. Our failure to develop, maintain and continually improve our distribution process could prevent us from attaining sufficient market share. If we are unable to respond and compete in these markets, it will have a material adverse effect on our business, results of operations and financial condition.

We may issue additional shares of Common Stock or other securities which could dilute the value of our stockholders’ securities.

Certain events over which stockholders have no control could result in the issuance of additional shares of our Common Stock, which could dilute the value of an individual stockholder’s ownership in Tactical. We may issue additional shares of Common Stock or other securities:

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To raise additional capital;

•

Upon the exercise or conversion of outstanding options and stock purchase warrants;

•

In connection with loans or other capital raising transactions; or

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In connection with acquisitions of other businesses or assets.

We are controlled by our principal stockholders and management, which will limit your ability to influence our operations and may affect the likelihood that you will receive a premium for your securities through a change in control.

Our executive officers, directors and principal stockholders and their affiliates own approximately 48,583,475 shares, or 76.59% of the outstanding shares of Common Stock as of the date of this Registration Statement. Management effectively controls us and directs our affairs and has significant influence in the election of directors and approval of significant corporate transactions. The interests of these stockholders may conflict with those of other stockholders. This concentration of ownership may also delay, defer or prevent a change in control of us and some transactions may be more difficult or impossible without the support of these stockholders.

Our Common Stock has a very limited trading market.

Our Common Stock is traded on the over-the-counter Pink Sheets LLC electronic quotation service, an inter-dealer quotation system that provides significantly less liquidity than the NASDAQ stock market or any other national securities exchange. In addition, trading in our Common Stock has historically been extremely limited. This limited trading adversely affects the liquidity of our Common Stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. As a result, there could be a larger spread between the bid and ask prices of our Common Stock and you may not be able to sell shares of our Common Stock when or at prices you desire.

We do not intend to pay dividends.

We currently intend to retain any future earnings to fund growth and, therefore, do not expect to pay any dividends to our stockholders in the foreseeable future.

Our bylaws provide for our indemnification of our officers and directors.

Our bylaws require that we indemnify and hold harmless our officers and directors, to the fullest extent permitted by law, from certain claims, liabilities and expenses under certain circumstances and subject to certain limitations and the provisions of Delaware law. Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses, attorneys fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal action or proceeding, such officer, director or employee or agent must have had no reasonable cause to believe his conduct was unlawful. Therefore, a stockholder suing on behalf of Tactical may have a more limited right of action against the board of directors than he would have in the absence of this indemnification provision. In addition, if our officers or directors become exposed to liabilities invoking the indemnification provision, we could be exposed to additional unreimbursable costs, including legal fees. Extended or protracted litigation could have a material adverse effect on our cash flow.

Item 2.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto and other financial information appearing elsewhere in this Registration Statement. This discussion and analysis contains forward-looking statements relating to our future events or our future financial performance. These forward-looking statements involve certain risks, uncertainties and assumptions. In light of these risks and uncertainties, the forward-looking events discussed in this prospectus might not occur. Our actual financial results and performance may differ materially from those anticipated. Factors that may cause actual results or events to differ materially from those contemplated by the forward-looking statements include, among other things, the matters set forth in “Risk Factors,” “Business” and elsewhere in this Registration Statement. You are cautioned not to place undue reliance on forward-looking statements contained in the Registration Statement as they speak only as of the date on the front cover of this Registration Statement. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a provider of rugged mobile communications equipment and integration services and anti-terrorism training and preparedness solutions to the first responder, military and commercial markets. We have organized our company under two divisions – our PelicanMobile division and our Tactical Solution Options division.

Plan of Operation

PelicanMobile Division

Our PelicanMobile division develops integrated, feature-rich “office-in-the car” rugged mobile communication solutions enabling users to obtain and exchange information in real-time. As clearly evidenced in recent national emergencies, the rapid dissemination of real-time information is critical to determine and assure timely and precise resource allocation by public sector decision makers. Police agencies, firefighters and EMS personnel have unique requirements for communication, ruggedness, reliability and quality. The equipment must be able to work in extreme environments that include high levels of vibration and shock, wide temperature ranges, varying humidity, electromagnetic interference and voltage and current transients. PelicanMobile’s rugged mobile communication solutions provide public safety workers with the unique functionalities necessary to enable effective response to emergency situations.

This division was founded and commenced operations in 1997 and provides proprietary customization, integration and installation of rugged mobile hardware and wireless systems to the law enforcement and first responder markets. PelicanMobile specializes in the development and engineering of proprietary and purpose-built mobile solutions offering seamless integration and interoperability with existing public communications networks. PelicanMobile’s systems expertise combined with sophisticated integration and customization offers powerful, user friendly, mobile solutions for specialized vertical markets.

Tactical Solution Options Division

Our Tactical Solution Options (“TSO”) division was founded on February 1, 2006 to address the increased trend toward outsourcing of training and consulting by the federal government and military branches. Our TSO division is developing business opportunities for the design and delivery of maritime and riverine security, law enforcement, and anti-terrorism training and preparedness solutions to the private, commercial, and government sectors. We are committed to building common skills, encouraging unity of practice and cooperation between allies within the United States and abroad in all aspects of maritime security operations. Our vision is to strengthen the security of our nation and allied nations through continuous preparedness.

Our TSO management and personnel possess subject matter expertise in two primary areas: (i) fundamental skill set education and (ii) threat identification and mitigation.

We anticipate TSO’s fully developed services will include:

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delivery to our customers of tactical training solutions to build the fundamental skills required by today’s military, law enforcement and first responder personnel in the global war on terrorism (“GWOT”); and maritime security and safety operations; and

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provision to customers of vulnerability/risk assessments and security audits to identify infrastructure vulnerabilities and prescribe courses of action to mitigate threats based on our customers’ risk management profiles.

Satisfaction of our cash obligations for the next 12 months

We are pursuing opportunities in the law enforcement and anti-terrorism preparedness training and consulting industries. Accordingly, our cash obligations are anticipated to increase over the next 12 months. The cash would be utilized to fund (i) the hiring of employees, the construction of training facilities and the development of training curricula for significant multi-year contract awards with branches of the federal government and military and (ii) acquisitions of complementary businesses.

In January 2006, we borrowed $1,881,007 from certain of our principal stockholders. These loans are evidenced by promissory notes accruing interest at the rate of 10% per annum beginning January 1, 2006. On April 4, 2006, we repaid $400,000 to the stockholders, reducing the principal balance of the notes to $1,481,007. At December 31, 2006, accrued interest on these notes amounted to $12,404. Total interest paid under these notes for the year ended December 31, 2006 amounted to $152,251. In March 2007, we repaid these loans in full from the proceeds received in the private placement transaction described below.

In 2007, we received net proceeds of $4,561,218 from the private placement (the “2007 Placement”) of 20,400,000 shares of our Common Stock and five-year warrants to purchase our Common Stock at a price of $0.39 per share. The shares and warrants were sold in units, each of which consisted of two shares of Common Stock and a warrant to purchase one share of Common Stock. The proceeds were net of offering expenses of approximately $29,000 and aggregate selling agent fees of $510,000. We also issued Series A warrants to purchase an aggregate of 1,020,000 shares of Common Stock to our selling agent under the terms of a selling agreement.

We believe our cash flows from operations and the 2007 Placement are sufficient to sustain our operations for the next 12 months. However, we anticipate that we will need additional funding to pursue our long-term strategy of hiring personnel and acquiring personnel and complementary businesses and the resources necessary for our performance under government contracts we believe may be awarded. To date, we have identified several acquisition candidates, but have not completed formal discussions enabling us to provide an estimate of future funding requirements. While we have various alternative plans to secure such financing, there can be no assurance that any such plans will be successful.

Expected purchases of property and equipment, and leases and leasehold improvements

As a result of the growth of our PelicanMobile division in the Mid-Atlantic region, we are leasing a larger facility of which we anticipate taking occupancy in the fourth quarter of 2007. This larger facility will allow us to meet customer demand for certain services by our PelicanMobile division, including installations of law enforcement equipment such as police lights, beacons, sirens and other equipment, as well as the provision of maintenance contracts for our current customers.

Significant changes in number of employees

The number of employees required to operate our business is currently 20 employees. In addition to our employees, we currently utilize one consultant providing investment banking services and another consultant providing investor relations services. As a result of the addition of our TSO division, we anticipate having to increase the number of employees as part of our plan to pursue government and commercial service contracts. Additionally, we intend to use the services of independent consultants and contractors to perform various professional services, when appropriate. We believe that this use of third-party service providers may enhance our ability to contain general and administrative expenses.

Results of Operations

Results of Operations for the Years Ended December 31, 2006 and 2005 Compared

The following tables summarize selected items from the statement of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Income:

	Year Ended December 31,		Increase / (Decrease)
	2006	2005	$	%
Revenues	$17,191,156	$9,081,780	$8,109,376	89%

Cost of Sales	14,305,084	7,065,000	7,240,084	102%

Gross Profit	2,886,072	2,016,780	869,292	43%

Gross Profit Percentage of Revenue	17%	22%	—	(5%)

Revenues

Revenues for the year ended December 31, 2006 amounted to $17,191,156 compared to revenues of $9,081,780 for the year ended December 31, 2005, an increase of $8,109,376 or 89%. The increase was primarily due to an increase in the volume of notebook computers, wireless modems and vehicle mounting systems sold to new customers in Maryland for the PelicanMobile division during the year ended December 31, 2006 compared to the year ended December 31, 2005. These increases are due primarily to Department of Homeland Security grants to the State of Maryland becoming available in 2006 for information technology products as well as initiatives to expand the number of state and county police forces throughout Maryland. We expect this trend to continue as the public safety sector becomes more dependent on up-to-date mobile data and communications solutions centered on a rugged notebook computer interface.

Revenues from notebook computers amounted to $11,531,316 for the year ended December 31, 2006 versus $5,530,377 for the year ended December 31, 2005, an increase of $6,000,939 or 108% as a result of selling 3,335 notebook computers versus 1,624, respectively, an increase of 1,711 or 105%. In addition, revenues from wireless modem systems amounted to $1,324,111 for the year ended December 31, 2006 versus $643,405 for the year ended December 31, 2005, an increase of $680,706 or 106% as a result of selling 2,156 wireless modems versus 789, respectively, an increase of 173%. Revenues from vehicle mounting systems and accessories amounted to $3,620,067 for the year ended December 31, 2006 versus $2,308,912 for the year ended December 31, 2005, an increase of $1,311,155 or 57%.

Revenues from our new TSO division, which began operations in February of 2006, amounted to $16,339. Since its commencement, the TSO division was focused primarily on setting up its business operations and responding to requests for proposals on large, multi-year tactical training, consulting and equipment contracts to federal and military agencies and commercial groups.

Cost of Sales

Cost of sales for the year ended December 31, 2006 amounted to $14,305,084 as compared to $7,065,000 for the year ended December 31, 2005, an increase of $7,240,084 or 102%. The increase is a result of the increase volume of notebook computers, wireless modems and vehicle mounting systems sold during the year ended

December 31, 2006 compared to the year ended December 31, 2005. In addition, we sold an increased number of notebook computers at lower gross profit margins in 2006 than in 2005. These lower gross profit margins in 2006 resulted from a decrease in retail selling prices for notebook computers due to increasing commoditization of ruggedized notebook computers in the marketplace. Accordingly, our percentage increases in revenues and cost of sales were not proportionally matched from year to year.

Our cost of sales for our TSO division amounted to $8,583 for the year ended December 31, 2006.

Gross Profit

Gross profit for the year ended December 31, 2006 amounted to $2,886,072 as compared to $2,016,780 for the year ended December 31, 2005, an increase of $869,292 or 43%. Overall gross profit as a percentage of revenue decreased from 22% for the year ended December 31, 2005 to 17% for the year ended December 31, 2006. The decrease is primarily due to the aforementioned decrease in retail selling prices for notebook computers due to competition in the marketplace and increasing commoditization of ruggedized notebook computers for the year ended December 31, 2006. We expect these trends of increased competition and commoditization of notebook computers to continue for the foreseeable future, resulting in lower gross profit margins for notebook computers than in years prior to 2006. Prospectively, we intend to focus our efforts and support activities within our business on selling products and offering services that derive higher profit margins and believe that we can substantially improve our overall gross profit percentage. However, there can be no assurance that we will be successful in our efforts to do so.

Expenses:

	Year Ended December 31,		Increase / (Decrease)
	2006	2005	$	%
OPERATING EXPENSES
Salaries paid in cash plus related expenses	$2,376,784	$459,003	$1,917,781	418%
Stock-based compensation expense	2,112,176	—	2,112,176	—
Selling, general and administrative expenses	1,149,876	132,009	1,017,867	771%
Total operating expenses	5,638,836	591,012	5,047,824	854%

Income (Loss) from operations	(2,752,764)	1,425,768	(4,178,532)	(293)%

OTHER INCOME(EXPENSE)
Interest expense	(185,937)	—	(185,937)	—
Interest income	301	1,048	(747)	(71)%
Other income (expense)	—	10,999	(10,999)	—

Net Income (Loss)	$(2,938,400)	$1,437,815	$(4,376,215)	(304)%

Salaries Paid in Cash Plus Related Expenses

Salaries and wages paid in cash for the year ended December 31, 2006 amounted to $2,376,784 as compared to $459,003 for the year ended December 31, 2005, an increase of $1,917,781 or 418%. The increases are due to the addition of 14 employees throughout the year, primarily to support our TSO division and corporate operations related to becoming a publicly traded company. In addition, in 2005, when we were a Subchapter S corporation, two officers did not receive salaries. Rather, we made distributions to them from retained earnings. We have reclassified $294,300 in distributions for the year ended December 31, 2005 to salaries based upon the officers’ salaries in 2006, or $135,000 each, plus the effect of payroll taxes.

On June 2, 2006, five of our key executives agreed to a 25% permanent reduction in annual salaries to reduce operating expenses, resulting in aggregate annual salaries of $675,000 and aggregate potential severance compensation amounting to $337,500. Accordingly, compensation expense gives effect to a $143,655 aggregate reduction in salary expense and approximately $21,548 in aggregate payroll taxes and employee benefits during the year ended December 31, 2006.  Had this amount of compensation been paid to the key executives, our loss would have amounted to $3,103,603 and our net loss per share would have amounted to approximately $0.07 for the year ended December 31, 2006.

Stock-based Compensation Expense

As summarized in the table below, stock-based compensation expense for the year ended December 31, 2006 amounted to $2,112,176 as compared to $0 for the year ended December 31, 2005.

	Year Ended December 31,
	2006	2005
Stock-based Compensation Expense
Fair value of restricted stock issued to employees, vested	$995,038	$—
Recognized portion of fair value of restricted stock granted to employees	346,305	—
Fair value of common stock transferred in lieu of personal guarantee	435,000	—
Fair value of common stock issued for services	131,042	—
Options granted to employees, vested portion	50,000	—
Fair value of warrants issued for services	154,791	—

Total stock-based compensation expense	$2,112,176	$—

Restricted Stock Grants

On January 19, 2006, in connection with the Share Exchange, we granted an aggregate of 13.1 million shares of restricted shares to certain of our executives and key employees, including 100,000 fully vested shares to the former President of AFHI as compensation. We obtained an independent third-party appraisal of the fair value of the shares, which amounted to $0.20 per share. We recognized $20,000 in compensation expense for the 100,000 fully vested shares as of January 19, 2006.  Ownership of the remaining 13 million shares does not vest in the executives and key employees to whom they were issued until the fourth anniversary of the executive’s or key employee’s employment, unless vesting is accelerated by our board of directors, in its discretion, prior to that date.

Effective August 31, 2006, our board of directors approved the immediate acceleration of the vesting of 4,000,000 of the restricted shares that had been granted to our former President and CEO, in consideration for past performance and services rendered to the Company and his separation from the Company, and to transfer an aggregate of 250,000 shares to two other officers, directors and principal stockholders to compensate them for having personally guaranteed the accounts receivable financing facility. In addition, our board of directors approved the immediate acceleration of the vesting of an aggregate of 740,192 of the restricted shares that had been granted to two of our officers for them also to transfer as compensation an aggregate of 500,000 shares to two other officers, directors and principal stockholders in connection with the aforementioned accounts receivable financing facility. The aggregate fair value of the 4,740,192 shares amounted to $948,038. The aggregate fair value of the 750,000 transferred shares amounted to $435,000, or $0.58 per share based upon the closing trading price of our Common Stock on that date. We are amortizing the fair value of the remaining 8,259,808 shares over the vesting period of four years. The aggregate fair value of these shares amounts to $1,651,962. The amortized portion of these shares amounts to $346,305 for the year ended December 31, 2006, which is included in stock-based compensation expense.

On October 24, 2006, we issued an aggregate of 60,000 shares to certain of our employees as compensation. The fair value of the shares amounted to $27,000 or $0.45 per share based upon the closing trading price of our Common Stock on that date.

Common Stock Issued for Services

In February 2006, we agreed to issue an aggregate of 200,000 shares to a firm in connection with a placement agency agreement. We obtained an independent third-party appraisal of the fair value of the shares, which amounted to $40,000 or $0.20 per share.

In December 2006, we issued an aggregate of 2,000,000 shares to two consulting firms engaged to provide financial, business development and capital markets services. The aggregate fair value of the shares amounted to $1,092,500. We are amortizing the fair value of the stock over the term of the agreements, each of which is 12 months. Aggregate compensation expense for the year ended December 31, 2006 amounted to $91,042.

Options Granted to Employees

In March, we granted an aggregate of 750,000 non-qualified stock options to two employees at an exercise price of $0.01 per share.

The options granted to these employees vest over a two-year period, have a ten-year contractual term and are contingent upon each individual’s continued employment. We obtained an independent third-party appraisal of the fair value of the shares underlying the options, which amounted to $150,000 or $0.20 per share. Given the risk of cancellation or forfeiture with termination of employment, we are amortizing the stock-based compensation expense for these options over the vesting period. For the year ended December 31, 2006, total stock-based compensation expense for these options amounted to $50,000.

On October 9, 2006, we cancelled 187,500 of the stock options granted in March coinciding with the termination of the employee who received the grant.

On October 10, 2006, we granted an aggregate of 500,000 non-qualified stock options to one of our officers at an exercise price of $0.01 per share. The options granted to this officer vest over a two year period and are contingent upon his continued employment. The fair value of the options on the date of grant was $175,000. This value was estimated using the Black-Scholes method using the following assumptions: risk-free interest rate of 4.77 percent; expected dividend yield zero percent; expected option life of 6 years, based upon the average of the vesting period of 2 years and the contractual term of 10 years; and expected volatility of 96 percent. At December 31, 2006, none of the options under this grant have vested.

Warrants

On December 8, 2006, we agreed to issue an aggregate of 3.0 million warrants to a consulting firm providing introductions to business contracts, marketing outlets and other services. On February 8, 2007, we terminated the agreement for cause with this consulting firm, resulting in forfeiture of the warrants. Because the warrants were forfeited, we estimated the fair value of the warrants at December 31, 2006 rather than the grant date as required under EITF 96-18 using the Black-Sholes option-pricing model with the following assumptions: fair value of the underlying Common Stock, $0.58, the respective exercise prices of the warrants, a 1-year life, a stock price volatility of 96% and a risk-free rate of return of 5.0%. Total compensation expense for the year ended December 31, 2006 amounted to $87,274.

In December of 2006, we agreed to issue warrants to purchase 3.0 million shares of our Common Stock to a consulting firm providing investment banking services. We estimated the fair value of the warrants using the Black-Scholes option-pricing model with a closing price of $0.49 on the date of the grant, the respective exercise prices, a 1-year life, a stock price volatility of 96% and a risk-free rate of return of 4.72%. We are amortizing the fair value of the warrants over the life of the consulting agreement (12 months). Total compensation expense for the year ended December 31, 2006 amounted to $67,517.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2006 amounted to $1,149,876 as compared to $132,009 for the year ended December 31, 2005, an increase of $1,017,867 or 771%. The increase in selling, general and administrative expenses was primarily due to an accrual for a legal matter settled in 2007 amounting to $462,000, business development related expenses associated with the creation of our new TSO division amounting to $205,175, increased legal, accounting, and professional fees amounting to $278,929, and additional travel and related expenses related to business development activities. We expect selling, general and administrative expenses to increase due to increased legal, accounting and professional fees associated with becoming a publicly traded company and preparation of SEC filings, and increased business development related to our efforts to grow our revenues.

Total Operating Expenses

Total operating expenses for the year ended December 31, 2006 amounted to $5,638,836 as compared to $591,012 for the year ended December 31, 2005, an increase of $5,047,824 or 854%. This increase is primarily due to increased compensation expense from issuance of Common Stock, options and warrants granted in 2006, the addition of key corporate and TSO division employees, the accrual for a legal matter settled in 2007 and business development activities related to the development of the TSO division, as discussed above. We expect non-cash stock-based compensation expense in the form of Common Stock, options and warrants to increase in the future. While we expect cash operating expenses will continue at or slightly below current levels for the foreseeable future, we also expect additional revenues and gross profit from our TSO business. We also intend to acquire companies in our industries, which will add immediate revenue and allow us to achieve greater operating efficiencies.

Net Income (Loss)

Net loss for the year ended December 31, 2006 amounted to $2,938,400 as compared to net income of $1,437,815 for the year ended December 31, 2005, a decrease of $4,376,215 or 304%. The net loss is primarily due to the issuance of Common Stock, options granted and warrants issued in 2006, the addition of key corporate and TSO division employees, the accrual for a legal matter settled in 2007 and business development activities related to the development of the TSO division, as discussed above. We believe these expenses were necessary to build out TSO division and compensate certain service providers while conserving cash by issuing Common Stock and warrants.

Results of Operations for the Six Months Ended June 30, 2007 and 2006 Compared

The following tables summarize selected items from the statement of operations for the six months ended June 30, 2007 compared to the six months ended June 30, 2006.

Income:

	Six Months Ended June 30,		Increase / (Decrease)
	2007	2006	$	%
Revenues	$5,776,642	$7,610,616	$(1,833,974)	(24)%

Cost of Sales	4,615,965	6,221,138	(1,605,512)	(26)%

Gross Profit	1,160,677	1,389,138	(228,461)	(16)%

Gross Profit Percentage of Revenue	20%	18%	—	2%

Revenues

Revenues for the six months ended June 30, 2007 amounted to $5,776,642 as compared to revenues of $7,610,616 for the six months ended June 30, 2006, a decrease of $1,833,974 or 24%. The decrease was primarily due to a decrease in the number of notebook computers and vehicle mounting systems sold during the six months ended June 30, 2007 versus the same period in 2006. Revenues from notebook computers amounted to $3,638,984 for the six months ended June 30, 2007 versus $5,485,102 for the six months ended June 30, 2006, a decrease of $1,846,118 or 34% as a result of selling 1,041 notebook computers versus 1,564, respectively, a decrease of 523 or 33%. Revenues from vehicle mounting systems and accessories amounted to $1,267,427 for the six months ended June 30, 2007 versus $1,364,025 for the six months ended June 30, 2007, a decrease of $96,598 or 7%. In addition, revenues from wireless modems amounted to $383,997 for the six months ended June 30, 2007 versus $457,431 for the six months ended June 30, 2006, a decrease of $73,434 or 16% as a result of a decline in retail selling prices of wireless modems due to competition in the marketplace. This decrease in notebook computer and vehicle mounting systems sales and revenue from wireless modems was off-set by an increase in the number of higher gross profit margin installations sold during the six months ended June 30, 2007 (799 installations) amounting to $343,290 versus $114,945 for the six months ended June 30, 2006 (235 installations), an increase of $228,345 or 199%.

Revenues from our TSO division, which began operations in February of 2006, amounted to $82,155 for the six months ended June 30, 2007 versus $0 for the same period in 2006.

Cost of Sales

Cost of sales for the six months ended June 30, 2007 amounted to $4,615,965 as compared to $6,221,478 for the six months ended June 30, 2006, a decrease of $1,605,513 or 26%. The decrease is a result of the decrease in sales of notebook computers and vehicle mounting systems for the six months ended June 30, 2007 versus the same period in 2006. Our cost of sales for our TSO division amounted to approximately $40,677 for the six months ended June 30, 2007.

Gross Profit

Gross profit for the six months ended June 30, 2007 amounted to $1,160,677 as compared to $1,389,138 for the six months ended June 30, 2006, a decrease of $228,461 or 16%. Overall gross profit as a percentage of revenue increased from 18% for the six months ended June 30, 2006 to 20% for the six months ended June 30, 2007. The increase is primarily due additional, higher gross profit margin installation service sales during the six months ended June 30, 2007 than in the comparable period in 2006. Had the additional installation services not been sold during the period, overall gross profit as a percentage of revenue would have been 17% for the six months ended June 30, 2007.

Expenses:

	Six Months Ended June 30,		Increase / (Decrease)
	2007	2006	$	%

OPERATING EXPENSES
Salaries paid in cash plus related expenses	$827,059	$1,145,019	$(317,960)	(28)%
Stock-based compensation expense	1,115,042	403,750	711,292	176%
Selling, general and administrative expenses	600,533	342,296	258,237	75%
Total operating expenses	2,542,634	1,891,065	651,569	34%

Loss from operations	(1,381,957)	(501,927)	880,030	175%

OTHER INCOME(EXPENSE)
Stock and warrant accommodation	(1,930,110)	—	1,930,110	—
Interest expense	(45,934)	(86,299)	(40,365)	(47)%
Interest income	33,419	301	(33,118)	—
Other income (expense)	—	—	—	—

Net Loss	$(3,324,582)	$(587,925)	$2,736,657	465%

Salaries Paid in Cash Plus Related Expenses

Salaries and wages paid in cash plus related expenses for the six months ended June 30, 2007 amounted to $827,059 as compared to $1,145,019 for the six months ended June 30, 2006, a decrease of $317,960 or 28%. The decreases are due to the salary reduction measures implemented in June 2006 and January 2007, as well as bonuses amounting to $200,000 that were granted in the six months ended June 30, 2006 that we did not have in the comparable period ending June 30, 2007.

On June 2, 2006, five of our key executives agreed to a 25% permanent reduction in annual salaries to reduce operating expenses, resulting in aggregate annual salaries of $675,000 and aggregate potential severance compensation amounting to $337,500. Had this amount of compensation been paid to the key executives during the six months ended June 30, 2007, our loss would have amounted to $3,392,652 and our net loss per share would have amounted to approximately $0.06 as the salary reduction gives effect to a $90,000 aggregate reduction in salary expense and approximately $13,500 in aggregate payroll taxes and employee benefits during the six months ended June 30, 2007.

On January 1, 2007, four key employees of our TSO division agreed to a reduction in annual salaries to reduce operating expenses, resulting in aggregate annual salaries of $480,000 and aggregate potential severance compensation amounting to $240,000. Accordingly, compensation expense gives effect to a $24,000 aggregate reduction in salary expense and approximately $3,600 in aggregate payroll taxes and employee benefits during the six months ended June 30, 2007. Had this amount of compensation been paid to the key employees, our loss would have amounted to $3,316,752 and our net loss per share would have amounted to approximately $0.06 for the six months ended June 30, 2007.

Stock-based Compensation Expense

As summarized in the table below, stock-based compensation expense for the six months ended June 30, 2007 amounted to $1,115,042 as compared to $403,750 for the six months ended June 30, 2006, an increase of $711,292 or 176%:

	Six Months Ended June 30,
	2007	2006
Stock-based Compensation Expense
Fair value of common stock issued to employees	$—	$20,000
Recognized portion of fair value of restricted stock granted to employees	217,610	325,000
Fair value of common stock issued for services	261,875	40,000
Options granted to employees, vested portion	68,750	18,750
Fair value of warrants issued for services	566,807	—

Total stock-based compensation expense	$1,115,042	$403,750

The increase in stock-based compensation expense is due primarily to stock we issued to non-employees for services in 2007 that were not issued in 2006. Stock-based compensation for the six months ended June 30, 2007 represents the amortization over the term of the agreement for the fair value stock-based compensation we issued in 2006 or the fair value of employee stock options that vested during the six months ended June 30, 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended June 30, 2007 amounted to $600,533 as compared to $342,296 for the six months ended June 30, 2006, an increase of $258,237 or 75%. The increase in selling, general and administrative expenses was primarily due to professional fees relating to investment banking services and legal and accounting costs relating to the filing of this Registration Statement.

Total Operating Expenses

Total operating expenses for the six months ended June 30, 2007 amounted to $2,542,634 as compared to $1,891,065 for the six months ended June 30, 2006, an increase of $651,569 or 34%. This increase is primarily due to the issuance of Common Stock, options and warrants granted in 2006 and the aforementioned increase in selling, general and administrative expenses.

Securities Purchase Agreement and Warrants

On January 31, 2007, we entered into agreements to issue Common Stock and warrants to Paul Harary, a stockholder, who agreed to sell approximately 2.8 million shares of our Common Stock at $0.093 per share to a group of unrelated private investors introduced by our selling agent, Sierra Equity Group, Ltd. Inc.  Prior to the transaction, we had identified Mr. Harary as the holder of a substantial block of our unrestricted shares and were advised by Sierra that our ability to raise additional equity capital would be enhanced by the sale of a significant block of those shares by Mr. Harary to the group of investors identified by Sierra, thereby reducing the potential for volatility in the market for our Common Stock. In exchange for Mr. Harary’s agreement to sell these shares to the group of private investors, we entered into an agreement that provides him and his spouse, Paris McKenzie, the right to purchase 1,500,000 shares of our Common Stock within two years from the grant date for $100,000 and a five-year warrant to purchase 1,000,000 shares of our Common Stock at a price of $0.25 each. We granted “piggyback” registration rights with respect to the shares purchased under the stock purchase agreement and warrant. During the six months ended June 30, 2007, we recorded the aggregate fair value of the securities purchase agreement and warrants as other expense, which amounted to $1,930,110 ($1,185,000 for the fair value of the 1,500,000 shares under the securities purchase agreement and $745,110 for the fair value of the warrants). This value was estimated using the Black-Scholes method using the following assumptions: fair value of Common Stock of $0.85 (as of January 31, 2007); risk-free interest rate of 4.6 percent; expected dividend yield zero percent; expected life of 2 years for the stock and 5 years for the warrants; and expected volatility of 96 percent.

Net Loss

Net loss for the six months ended June 30, 2007 amounted to $3,324,582 as compared to $587,925 for the six months ended June 30, 2006, an increase of $2,736,657 or 465%. The increase in net loss is primarily due to the issuance of Common Stock, options and warrants and an increase in professional fees relating to investment banking services and legal and accounting costs relating to the filing of this Registration Statement during the six months ended June 30, 2007 that we did not have in the comparable period in 2006.

Liquidity and Capital Resources

We had working capital of $3,815,849 at June 30, 2007.

We anticipate our cash flows from operations and the net proceeds of the 2007 Placement will be sufficient to sustain our operations through at least July 1, 2008. However, we will require additional equity or debt funding to pursue our acquisition strategy. We may require additional financing to augment our working capital to fund the growth of our business.

Since inception through December 31, 2006, we have financed our cash flow requirements through our operations, loans from our stockholders and an accounts receivable facility. Net cash provided by operating activities for the year ended December 31, 2006 amounted to $1,011,528 as compared to $278,720 for the year ended December 31, 2005. Net cash provided by operating activities for the six months ended June 30, 2007 amounted to $454,335 as compared to $1,351,421 for the six months ended June 30, 2006, primarily due to the securities purchase agreement and warrants we granted during the six months ended June 30, 2007 that we did not grant in the comparable period in 2006.

The development of our TSO division continues to have a negative impact on our cash flows from operations, despite the fact that the division began to generate additional revenues during the six months ended June 30, 2007. Although many of the expenses associated with the formation of the division no longer continue to be incurred as we have introduced measures to control business development expenses, we may even experience negative cash flows from operations company-wide as we continue to build our business through the year ended December 31, 2007. We expect this trend to continue until such time as we secure an increase in revenues from our TSO division through several multi-year federal contracts currently being pursued. Our prospects in doing so, however, must be considered in light of the risks, expenses and difficulties frequently encountered by companies entering into new industries, starting up new divisions, and becoming a publicly traded company and filing periodic reports with the Securities and Exchange Commission. Such risks for us include, but are not limited to, expanding our PelicanMobile division business model, augmenting our suite of products and services through internal development and acquisitions, managing completion, managing the integration of acquisitions, and managing growth. To address these risks, we must, among other things, expand our customer base, implement and successfully execute our business and marketing strategy, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Application of Critical Accounting Policies and Pronouncements

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments affecting the reporting amounts of assets and liabilities, expenses and the related disclosures. We base our estimates on historical experience, our knowledge of economic and market factors and various other assumptions we believe to be reasonable under the circumstances. Estimates and judgments used in the preparation of our financial statements are, by their nature, uncertain and unpredictable and depend upon, among other things, many factors outside of our control, such as demand for our products and economic conditions. Accordingly, our estimates and judgments may prove to be incorrect and actual results may differ, perhaps significantly, from these estimates under different estimates, assumptions or conditions. We believe the critical accounting policies below are affected by estimates, assumptions and judgments used in the preparation of our financial statements.

Related Party Transactions

When Pelican was a privately-owned Subchapter S Corporation during the year ended December 31, 2005, it distributed to its principal officers and stockholders Pelican’s accumulated earnings in lieu of paying salaries to them. To conform to SEC requirements for reporting related party transactions, we reclassified payments made to these officers that were previously recorded as distributions to salaries and related expenses for the year ended December 31, 2005. The amounts we reclassified are based on the salaries we paid to the officers in 2006 plus the payroll taxes we would have paid had the officers been compensated as our employees.

Revenue Recognition

We apply the revenue recognition principles set forth under SEC Staff Accounting Bulletin (SAB) 104 with respect to all of our revenue. We adhere strictly to the criteria outlined in SAB 104, which provides for revenue to be recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery and installation has been completed, (iii) the customer accepts and verifies receipt and (iv) collectability is reasonably assured.

Share-Based Payments

In December 2004, the FASB issued SFAS No. 123R “Share-Based Payment.” This statement is a revision of SFAS Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123R addresses all forms of share-based payment (“SBP”) awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS 123R, SBP awards result in a cost that will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations for stock-based compensation expense. SFAS 123R is effective for public entities that file as small business issuers, as of the beginning of the first annual reporting period of the fiscal year that begins after December 15, 2005.

Effective January 1, 2006, we adopted SFAS 123R, “Share-Based Payment” and EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” accounting for share-based compensation based on the grant-date fair-value. Prior to January 1, 2006, we did not issue any share-based compensation to employees or service providers.

As a result of adopting SFAS No. 123R, effective January 1, 2006, and recording non-employee stock-based compensation in accordance with EITF 98-18, we recognized an aggregate of $2,112,176 in share-based compensation expense for the year ended December 31, 2006 and $1,115,042 for the six months ended June 30, 2007. The impact of this share-based compensation expense on our basic and diluted earnings per share was approximately $0.05 per share at December 31, 2006 and $0.02 for the six months ended June 30, 2007. The fair value of Common Stock, restricted stock awards, and option and warrant issuances was estimated by either an independent third-party appraisal, the prevailing market price of the stock on the date of the grant, or using the Black-Scholes option pricing model.

In estimating the fair value of restricted stock awards granted in January 2006, and in which vesting was accelerated in August 2006, Common stock granted in January and February of 2006, and options awarded in March of 2006, we obtained an independent third-party appraisal of the Common Stock and also the fair value of the Common Stock underlying the awards. The appraisal included a discounted cash flow analysis, a capitalization of cash flow analysis, a capitalization of earning power analysis, a capitalization of book value analysis and a capitalization of revenue analysis. In estimating the fair value of these awards, the assumptions principally included (i) the history and nature of our business, (ii) the general economic outlook and the condition of our specific industries, (iii) our book value and financial condition, (iv) our historical financial results and future earning potential, (v) our dividend paying capacity, (vi) the existence of goodwill or other intangible assets, (vii) prior sales of our Common Stock and (viii) the market prices of stock of comparable companies.

Warrants and Other Derivative Financial Instruments

We apply the provisions of EITF 00-19 to all issuances of common stock purchase warrants and other free standing derivative financial instruments. Under the provisions of EITF 00-19, we classify any contracts that require physical settlement or net-share settlement, or provide us the option net-cash settlement or net-share settlement) as equity. We classify as equity or liabilities any contracts that require net-cash settlement, including a requirement to net-cash settle the contract if an event occurs that is outside our control, or gives the counterparty to the contract a choice of net-cash settlement or net-share settlement. We evaluate the classification of free standing derivative instruments at each reporting date to determine if a change in classification between equity and liabilities is necessary. All our free standing derivatives, which principally consist of warrants to purchase common stock, at June 30, 2007 and December 31, 2006, satisfy the criteria for classification as equity instruments.

Item 3.

Description of Property

We currently lease an office space and a warehouse facility located at 2408 Peppermill Drive, Suite I, Glen Burnie, Maryland 21061 for our PelicanMobile division of approximately 2500 sq. ft. and a Class A office space located at 1403 Greenbrier Parkway, Suite 430, Chesapeake, Virginia 23320 for our Tactical Solution Options division of approximately 1500 sq. ft. We believe these existing facilities are in good or excellent condition and are adequate for our current needs.

To meet our future needs related to increasing customer demand for maintenance and technical support services, we entered into a lease agreement on May 16, 2007 for our PelicanMobile division of approximately 22,410 sq. ft. of office and warehouse space located at 7020 Dorsey Road, Hanover, Maryland, 21076. We anticipate taking occupancy of this office and warehouse facility on or before December 21, 2007.

We do not have a formal written investment policy. Historically, however, we have not invested in real estate, real estate mortgages or securities or of interests in persons primarily engaged in real estate activities and have no current intention to do so in the future.

Item 4.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth certain information with respect to the beneficial ownership of our Common Stock as of November 16, 2007, for: each person known by us to beneficially own more than 5% of our Common Stock; each of our named executive officers; our directors; and all of our executive officers and directors as a group.

As used in the tables, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). The percentage shown is based on 63,435,674 shares of Common Stock issued and outstanding as of November 16, 2007. In computing the number and percentage of shares beneficially owned by a person, shares of Common Stock subject to options and/or warrants currently exercisable, or exercisable within 60 days of November 16, 2007, are counted as outstanding, but these shares are not counted as outstanding for computing the percentage ownership of any other person.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class
Common	Legisi Marketing, Inc. (2)	30,000,000	(1)	32.00%
	Sierra Equity Group, Ltd. Inc.(3)(4)	4,770,000	(5)	6.99%
	Alan Goddard (3)	3,770,000	(6)	5.61%

———————

(1)

Includes 20,000,000 shares of Common Stock and 10,000,000 shares of Common Stock issuable upon exercise of warrants at an exercise price of $0.39.

(2)

Gregory McKnight, a natural person who controls Legisi Marketing, Inc., has sole investment and voting power with respect to the Common Stock and warrants beneficially owned by Legisi Marketing, Inc. The address of the beneficial owner is 5154 Miller Road, Flint, MI 48507.

(3)

The address of beneficial owner is 7700 Congress Avenue, Suite 3207, Boca Raton, FL 33487.

(4)

Eric Bloom and Alan Goddard, natural persons who serve as executives of Sierra Equity Group, Ltd. Inc., have shared investment power with respect to the Common Stock and warrants beneficially owned by Sierra Equity Group, Ltd. Inc.

(5)

Includes 750,000 shares of Common Stock, 1,500,000 shares of Common Stock issuable upon exercise of warrants at a price of $0.25, 500,000 shares of Common Stock issuable upon exercise of warrants at a price of

$0.275, 500,000 shares of Common Stock issuable upon exercise of warrants at a price of $0.3125, 500,000 shares of Common Stock issuable upon exercise of warrants at a price of $0.375, and 1,020,000 shares of Common Stock issuable upon exercise of warrants at a price of $0.39.

(6)

Includes 250,000 shares of Common Stock, 900,000 shares of Common Stock issuable upon exercise of warrants at a price of $0.25, 300,000 shares of Common Stock issuable upon exercise of warrants at a price of $0.275, 300,000 shares of Common Stock issuable upon exercise of warrants at a price of $0.3125, 300,000 shares of Common Stock issuable upon exercise of warrants at a price of $0.375, 400,000 shares of Common Stock issuable upon exercise of warrants at a price of $0.39 also included in ownership of Sierra Equity Group, Ltd. Inc.

SECURITY OWNERSHIP OF MANAGEMENT

Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percentage of Class
Common	Ryan E. Kirch	—	(2)	—%
	Bruce Robinson	2,500,000		3.94%
	Scott Rutherford	11,425,000		18.01%
	Chandra (C.B.) Brechin	11,525,000		18.17%
	Richard A. Sajac	293,475		* (3)
	Michael Wall	—	(2)	—%
	David Tezza	—	(2)	—%
	All directors and executive officers as a group (7 persons)	25,743,475		40.12%

———————

(1)

The address of each person in this table is c/o Tactical Solution Partners, Inc., at 2408 Peppermill Dr., Suite I, Glen Burnie, MD 21061.

(2)

Does not include shares of nonvested restricted stock granted in January 2006 subject to forfeiture and vesting at the end of a four-year period commencing on January 19, 2006 as follows: Ryan E. Kirch – 3,629,905; Michael  Wall – 250,000; and David Tezza – 250,000.

(3)

*Less than 1%.

Item 5.

Directors, Executive Officers, Promoters and Control Persons

The following table sets forth the names and positions of our executive officers and directors.

Name	Age	Position
Richard A. Sajac	54	President, Chief Executive Officer, and Chief Operating Officer and Director
Ryan E. Kirch	32	Chief Financial Officer
William A. Shafley	47	Executive Vice President of Sales
Chandra (C.B.) Brechin	35	General Manager, PelicanMobile and Director
Scott Rutherford	47	Director of Engineering, PelicanMobile and Director
Captain David A. Tezza (U.S. Navy Retired)	51	Director of Business Development, TSO and Director
Bruce Robinson	40	Director

Below are the biographies of each of our executive officers and directors as of November 16, 2007.

Richard A. Sajac – President, Chief Executive Officer and Chief Operating Officer and Director

Mr. Sajac has served as our President, Chief Executive Officer and Chief Operating Officer since September 2006. He has more than 27 years of executive experience in customer service management, federal contracting, marketing, program management, systems design and implementation, information systems and fiscal management. Prior to joining TSPI in March 2006, Mr. Sajac was Corporate Manager for Sun Motor Cars from December 2002 to February 2006. He provided operational support for a multi-state dealership group with annual revenue exceeding $250 million. His responsibilities included planning, budgeting, and implementing all system resources, and project planning and coordination of all new acquisitions and construction projects. From July 1995 to November 2002, Mr. Sajac was Assistant Vice President, Health Services for Sierra Military Health Services where his accomplishments included establishing and managing the operations of 32 Customer Service Centers in 13 states with over 400 personnel. He had full authority of a $9.4 million annual budget and attained a $4 million savings over a five-year period. From June 1992 to June 1995, Mr. Sajac was Chief Operating Officer of Dunham Health Clinic where he directed all operations of an outpatient clinic with a staff of 151 personnel and an annual budget exceeding $23 million. Mr. Sajac has 20+ years of military experience with the United States Army Medical Service Corps as a Hospital Administrator, Commander, Inspector General, Medical Group Advisor and Executive Officer. Mr. Sajac earned a Bachelor of Science in Finance from the University of Santa Clara and a Master of Science in Health Care Administration from Southwest Texas State University.

Ryan E. Kirch – Chief Financial Officer

Mr. Kirch has served as our Chief Financial Officer since January of 2006. He has eight years of finance, management and technology consulting, process improvement, and emerging technology evaluation and implementation experience. From 2002 until 2006, Mr. Kirch acted as Controller of an emerging information security solutions provider. He successfully led that company through the process of a share exchange (reverse merger), with personal responsibility for business plan development and valuation modeling, M&A activity, public/investor relations, financial management and accounting, marketing communications, legal document review and execution, SEC filing and compliance, audit and all procedures involved in a reverse merger. From 1999 to 2001, he worked for the global consultancy, PricewaterhouseCoopers, as a consultant in the Strategy Group specializing in Corporate and Operations Strategy. Clients included Motorola, Transora, Edward Jones and Sprint PCS. Mr. Kirch earned his Bachelor’s degree in Neuroscience and Chemistry at Vanderbilt University and his Master of Business Administration at Oklahoma State University.

William A. Shafley – Executive Vice President of Sales

Mr. Shafley has served as our Executive Vice President of Sales since August 2007. Mr. Shafley has over 20 years of expertise in supporting companies through start-up and critical growth phases and coordinating rapid growth market expansions. Prior to joining the Company in August 2007, from January 2003 through June 2007 Mr. Shafley was a Director and President of Best Buy Gov, LLC, a wholly owned subsidiary of Best Buy Co., Inc. He was recruited to create and build a subsidiary capable of targeting the unique technology needs of the federal government, state and local governments and the K-12 and higher education markets. During his first year, Mr. Shafley grew headcount from 7 to 108 and prior to departing, grew sales to a $90 million run rate. From March 2002 through September 2003, Mr. Shafley was the President and Chief Operating Officer of Micro Warehouse G/E, Inc., a wholly owned subsidiary of Micro Warehouse, Inc. He was recruited to help turn around the overall company and establish and grow Micro Warehouse G/E. Mr. Shafley’s efforts resulted in the award of 12 major contracts within the government and education markets worth over $300 million. Mr. Shafley left Micro Warehouse following CDW’s acquisition of the company’s North American assets. Prior thereto, Mr. Shafley was Vice President of CDW-G, Inc., which he founded with 26 people and grew the organization into a significant reseller of technology products to the government and education markets driving revenue growth from $85 million to $800+ million in four years. Prior to CDW-G, Mr. Shafley was Vice President, Global Channels for Trusted Information Systems, where he directed worldwide channel development, planning, marketing and strategy. Mr. Shafley increased market share by establishing over 250 VARs and creating and implementing new dealer sales and engineering training programs. Prior thereto, Mr. Shafley was Vice President, Marketing and Technology Sales for Government Technology Services, Inc. (GTSI), a $700 million technology provider. Mr. Shafley earned his Bachelors of Science degree from the State University of New York at Buffalo (SUNY Buffalo).

Chandra (C.B.) Brechin – General Manager, PelicanMobile; Treasurer and Director

Mr. Brechin has served as our Treasurer, Director and General Manager of our PelicanMobile division since January 2006. He co-founded Pelican Mobile Computers, Inc. in 1997 and served as its President from 1997 until January 2006. Mr. Brechin was responsible for advancing Pelican’s strategic direction, managing all aspects of Pelican’s corporate and government sales, including sales strategy, partnership/vendor relationships, corporate structure, contract acquisition, and training and development. In addition, Mr. Brechin managed Pelican’s financial planning, cash flow and risk analysis by opportunity, financial reporting and internal auditing. He successfully closed over $9 million dollars in sales in 2005 for Pelican and securing key client relationships, including, but not limited to the National Security Agency (NSA), the United States Navy, the State of Maryland, Maryland State Police, and Baltimore City Police. Through his sales efforts and strategic vision, Pelican has twice been recognized as a top reseller of Panasonic equipment, including “Reseller of the Year” in 2004. Mr. Brechin earned his Bachelors Degree in Political Science and International Affairs from Kalamazoo College and his Master’s Degree in Information and Telecommunications Systems from The Johns Hopkins University.

Scott Rutherford – Director of Engineering, PelicanMobile and Director

Mr. Rutherford has served as our Director and Director of Engineering of our PelicanMobile division since January 2006. He co-founded Pelican Mobile Computers, Inc. in 1997 and served as its Vice President from 1997 to 2006. Mr. Rutherford has more than 25 years of entrepreneurial experience in conceiving, developing and building technical solutions for clients in both the corporate and government sectors. For Pelican, Mr. Rutherford was responsible for all aspects of technology evaluation and deployment to meet its clients’ needs for mobile, ruggedized computing solutions. This included locating and assimilating complex solutions from various vendors to ensure a turnkey installation in highly variable models of police and fire vehicles. In addition, Scott launched and continues to develop Pelican’s technical support infrastructure, for which he and his team of engineers have been presented with awards for Outstanding Technical Support by various clients, including the Maryland State Police. Leveraging his extensive mechanical, electronic and computer expertise, Mr. Rutherford has developed a large array of products from concept, including a Mobile Training Center for the Department of Defense and proprietary irrigation control filters to eliminate RF interference from the Annapolis Naval Radio Transmitter Station. Scott is the recipient of several awards for his innovative technology systems, including the “Comdex Most Innovative” award in 1998.

Captain David A. Tezza (U.S. Navy Retired) – Director of Business Development, TSO and Director

Captain Tezza, U.S. Navy SEAL Retired, has served as Director of Business Development for our TSO division since February 2006 and as our Director since September 2006. Captain Tezza has over 27 years of service dating from May 1978 to September 2005. His last assignment was at the Center for Anti-Terrorism and Navy Security Forces as the Project Manager for the development and delivery of the Non-Compliant Boarding Visit, Board, Search and Seizure (NCB VBSS) Training Course to the U.S. Navy for the Global War on Terrorism. In this capacity he developed the concept and projected cost to completely revise Visit Board Search and Seizure (VBSS) operations for all U.S. Navy surface forces. This included defining mission requirements, job task analysis of all associated tasks and skill objects that support the operational requirement, training project plan, course and curriculum development through the delivery to the fleet. The new capabilities required design and development of new improved weapons, tactics, specialized mission specific equipment, and the requisite training development. Captain Tezza programmed and managed a budget of $8 million to support the anti-terrorism and security missions and related training. This included over $3 million for infrastructure, hardware, and material support for four training sites in fleet concentration areas. Additionally, Captain Tezza managed five individual contracts totaling over $5 million to developed and deliver three separate anti-terrorism and security courses of instruction. Prior thereto, Captain Tezza was the Assistant Chief of Staff for Anti-terrorism/Force Protection, Commander, U.S. Naval Forces Europe, SIXTH Fleet from August 2002 until June 2004 during Operations ENDURING FREEDOM and IRAQI FREEDOM. In this capacity, Captain Tezza directed fleet-wide anti-terrorism, force protection, and security operations for 40 ships, 175 aircraft, and 21,000 personnel operating in over 40 countries throughout the North Atlantic, Europe, Mediterranean, and the west and south coasts of Africa. During his tenure, Captain Tezza: developed the Theater Naval Component Commander’s (NCC) Anti-terrorism/Fleet Security organization; coordinated and obtained host nation support for U.S. warships and naval units that satisfied all fleet anti-terrorism, force protection, and security operations; conducted vulnerability assessment mitigation planning and program management of force protection requirements; established force protection condition-based core ports throughout the North Atlantic, Europe, Mediterranean, and the West and South Coasts of Africa, which resulted in the safe conduct of over 1000 defense cooperation port visits in over 40 countries; implemented technology solutions such as collaborative work space with VOIP for reach-back from afloat/operational units anywhere in theater for anti-terrorism and force protection assistance, guidance, information, and products; and provided recommendations to the commander for all anti-terrorism and force protection operations, exercises, port visits and responses to threats to NCC personnel and dependents. Throughout his career as a U.S. Navy SEAL, Captain Tezza has deployed to and operated throughout the world including Central and South America, Southern Europe and Mediterranean area countries, North Africa, Korea, Japan, Russia, and Southeast Asia. He has conducted threat and vulnerability assessments, lead advance party elements, set up exercises and training to include hotel services, on numerous occasions for hundreds of personnel, ships, boats and aircraft in all types of environments from remote desolate areas to major cities of the world. Captain Tezza received his Undergraduate Education at the University of Notre Dame.

Bruce Robinson, Esq. – Director

Mr. Robinson has served as our Director since January 2006. Mr. Robinson served as an advisor to Pelican Mobile Computers, Inc. shortly after its inception in 1997. His primary responsibility was to ensure that Pelican stayed true to its corporate mission. Mr. Robinson was responsible for managing strategic alliances and client acquisition from a risk management perspective and for developing and driving strategic and corporate response to market opportunities. He also ensured compliance to corporate and government contract vehicles. Mr. Robinson also served as Pelican’s General Counsel, and as such, was responsible for the development and implementation of Pelican’s legal strategy. Mr. Robinson received his undergraduate education at the University of Delaware and earned his Juris Doctor degree from the University of Maryland School of Law. He was admitted to the Maryland State Bar in 1992 and is admitted to practice in the United States Supreme Court and the United States Court for the 4th Circuit.

Board of Directors

Our current bylaws provide that the authorized size of our board of directors, currently five directors, is to be determined by resolution of the board of directors or by the stockholders at the annual meeting or at any special meeting of the stockholders. Our current directors were elected in accordance with the provisions of our first amended and restated certificate of incorporation and all were elected as representatives of holdings of our Common Stock.

Our board of directors currently consists of five unclassified members. We intend to divide our directors into three classes serving staggered three-year terms at our 2007 annual meeting, currently planned for December 2007. Upon expiration of the term of each class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. This classification of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders would be necessary for stockholders to effect a change in a majority of the members of our board of directors.

Significant Employees

We have no significant employees other than our executive officers and directors and two employees in our TSO division, Messrs. Doug McQuarrie and Walter Kirk Herrick.

Item 6.

Executive Compensation

The following table sets forth certain information relating to the compensation paid to (i) Richard A. Sajac, our President, Chief Executive Officer, and Chief Operating Officer, (ii) Ryan Kirch, our Chief Financial Officer, (iii) Maris J. Licis, our former Vice President of Corporate Development, (iv) Chandra Brechin, our General Manager of Pelican Mobile and (v) Scott Rutherford, our Director of Engineering at Pelican Mobile (collectively, the “named executive officers”), during our fiscal year ended December 31, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Award(S) ($)(4)	Non-Equity Incentive Plan Compensation($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charley Wall Former President and Chief Executive Officer	2006	120,115	—	800,000(1)	—	—	—	42,241(5)	962,356
Richard A. Sajac President, Chief Executive Officer and Chief Operating Officer	2006	107,500	—	—	37,500	—	—	—	145,000
Ryan E Kirch Chief Financial Officer	2006	151,269	—	222,171(2)	—	—	—	—	373,440
Maris J. Licis Former VP Corporate Development and Secretary(6)	2006	151,269	—	222,171(2)	—	—	—	—	373,440
Chandra (C.B.) Brechin General Manager, PelicanMobile; Treasurer and Director	2006	151,269	50,000	217,500(3)	—	—	—	—	418,769
Scott Rutherford Director of Engineering, PelicanMobile and Director	2006	151,269	50,000	217,500(3)	—	—	—	—	418,769

———————

(1)

Effective August 31, 2006, we accelerated the vesting of an aggregate of 4,000,000 restricted shares to our former president and chief executive officer, Charley Wall. The first acceleration, amounting to 250,000 shares, was subsequently transferred to Chandra (C.B.) Brechin and Scott Rutherford (125,000 shares each) as compensation for their having personally guaranteed a financing facility. Vesting in the remaining 3,750,000 shares of restricted stock was subsequently accelerated in connection with his separation from us, which was done in consideration of past performance of services. The aggregate fair value of the accelerated restricted shares amounted to $800,000 or $0.20 per share. Assumptions in estimating the fair value of this restricted stock are discussed in greater detail in management’s discussion and analysis of financial condition and plan of operation.

(2)

Effective August 31, 2006, we accelerated the vesting of an aggregate of 740,192 out of a total award of 8,000,000 restricted shares in Ryan E. Kirch and Maris J. Licis, 500,000 of which were subsequently transferred to Messrs. Brechin and Rutherford (250,000 shares each) for their having personally guaranteed the accounts receivable financing facility with American Bank and 240,192 were withheld us for income tax withholding requirements. The Company reflected this compensation as restricted stock awards to Ryan E. Kirch, its Chief Financial Officer, and Maris J. Licis, its former Vice President of Corporate Development and Secretary, amounting to approximately $74,019 in additional compensation each, or a fair value of $0.20 per share. The remaining 7,259,808 shares were subject to vesting over a four year period ending on January 19, 2010. The aggregate fair value of these shares, which amounts to $1,451,962, is being amortized over a four year vesting period in accordance with SFAS 123R. The recognized portion of these shares amounted to $296,305 during the year ended December 31, 2006. Assumptions in estimating the fair value of this restricted stock are discussed in greater detail in Management’s Discussion and Analysis of financial condition and plan of operation. In connection with his resignation and a related severance agreement entered into on October 3, 2007, we cancelled 3,479,904 unvested restricted shares that had been granted to Mr. Licis as more fully described below in Note 6 to this table.

(3)

Represents the fair value of 375,000 shares of Common Stock transferred to Mr. Brechin and 375,000 shares of Common Stock transferred to Mr. Rutherford from Messrs. Wall, Kirch and Licis for their having personally guaranteed the accounts receivable financing facility with American Bank, amounting to $217,500 in additional compensation each, or a fair value of $0.58 per share based upon the closing trading price on August 31, 2006.

(4)

Represents the fair value of vested options granted to Mr. Sajac on March 6, 2006 in connection with his employment agreement. Assumptions in estimating the fair value of these options are discussed in greater detail in Management’s Discussion and Analysis of financial condition and plan of operation.

(5)

Includes cash compensation under a Severance and Release Agreement dated September 1, 2006 in connection with his separation from us.

(6)

Mr. Licis resigned from his positions as Vice President of Corporate Development, Secretary and Director on September 27, 2007. In connection with his resignation and a related severance agreement, on October 3, 2007, we agreed to pay Mr. Licis a lump sum severance of $33,287.67, payable in bi-weekly installments. In addition, we agreed to accelerate the vesting of 150,000 restricted shares of common stock granted to Mr. Licis in January 2006 and cancelled 3,479,904 unvested restricted shares that had been granted to him.

Narrative Disclosure to Summary Compensation Table

During 2006, we entered into executive employment agreements with our executive officers Richard A. Sajac, Ryan E. Kirch, Maris J. Licis, Chandra Brechin and Scott Rutherford.

Our executive employment agreements with each executive officer became effective January 6, 2006, with the exception of Mr. Sajac’s agreement, which became effective on March 6, 2006, and provide that each officer shall be employed for a period of two years commencing on the effective date. The term of each agreement will automatically renew for successive one (1) year terms unless our board of directors or any successor entity provides the officer with written notice 90 days prior to the expiration of the then current term. The annual base salary for each officer under each agreement is $180,000, subject to adjustment on an annual basis. In addition to the base salary, the officer is entitled to a performance bonus as the board from time to time shall determine by unanimous consent is appropriate. Each officer is eligible to participate in all our operative employee benefit and welfare plans then in effect and of which all our executive officers generally are entitled to participate, including, to the extent then in effect, group life, medical, disability and other insurance plans. The agreement contains a confidentiality provision and a non-solicitation covenant which restricts each officer’s activities during the term of the Agreement and for a period of two years thereafter. The executive employment agreement with Mr. Sajac is substantially similar to the agreements with our other executive officers, with the exception of the annual base salary which amounted to $130,000. On January 1, 2007, we increased Mr. Sajac’s base salary to $135,000 per year. On October 3, 2007, we entered into a severance agreement with Mr. Licis providing for the termination of his employment agreement.

On June 2, 2006, each of the five key executives agreed to a 25% permanent reduction in annual salaries to reduce operating expenses, resulting in aggregate annual salaries of $675,000 and aggregate potential severance compensation amounting to $337,500. Other than a reduction in salary, no other amendments were made to the employment agreements.

On March 6, 2006, Richard Sajac was granted on a non-qualified option to purchase 500,000 shares of our Common Stock, at an exercise price of $0.01 per share. The options vest on the last day of each June, September, December and March, subsequent to March 6, 2006, with respect to 62,500 of the shares of Common Stock subject to the option. The remaining 62,500 shares of Common Stock subject to the option vest on March 5, 2008 under the terms of the stock option agreement. The options may not be exercised, in whole or in part, after March 6, 2016.

On October 10, 2006, Richard Sajac was granted an additional non-qualified option to purchase 500,000 shares of our Common Stock at an exercise price of $0.01 per share. The options vest on the last day of each March, June, September and December, subsequent to October 10, 2006, with respect to 62,500 of the shares of Common Stock subject to the option. The remaining 62,500 shares of Common Stock subject to the option vest on October 9, 2008 under the terms of the stock option agreement. The options may not be exercised, in whole or in part, after October 10, 2016.

Outstanding Equity Awards as of December 31, 2006

The following table lists the outstanding equity incentive awards held by our named executive officers as of December 31, 2006.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Un-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Richard A. Sajac	312,500	187,500(1)	—	0.01	3/16/2016	—	—	—	—
President, Chief Executive Officer and Chief Operating Officer	125,000	375,000(2)	—	0.01	10/10/2016	—	—	—	—
Ryan E. Kirch Chief Financial Officer	—	—	—	—	—	3,629,904(3)	2,105,344(4)	—	—
Maris J. Licis VP Corporate Development and Secretary	—	—	—	—	—	3,629,904(3)	2,105,344(4)	—	—

———————

(1)

Mr. Sajac was granted an option to purchase 500,000 shares of Common Stock on March 16, 2006. The option vests quarterly over two years.

(2)

Mr. Sajac was granted an option to purchase 500,000 shares of Common Stock on October 10, 2006. The option vests quarterly over two years.

(3)

Messrs. Kirch and Licis were each granted 4,000,000 shares of restricted stock vesting at the end of a four-year period commencing on January 19, 2006, subject to certain conditions including their continued employment with us and accelerated vesting at the discretion of our board of directors. Each of Messrs. Kirch and Licis became vested in 370,192 shares effective August 31, 2006.

(4)

Based on the closing trading price of our common stock on December 29, 2006 as quoted on the Pink Sheets LLC, or $0.58 per share.

Director Compensation

The following table sets forth the compensation paid to all persons who served as members of our board of directors (other than our named executive officers) during the 2006 fiscal year.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Bruce Robinson	20,000	—	—	—	4,103(1)	—

———————

(1)

The cost of medical and dental benefits under our health insurance plan for 2006.

Narrative Disclosure to Director Compensation Table

Bruce Robinson received compensation of $20,000 and benefits under our health insurance plan for his services as our sole non-employee director. We do not currently have any standard director compensation arrangement or policy for compensating our non-employee directors.

Item 7.

Certain Relationships and Related Transactions

We lease approximately 2,500 square feet of office space from Peppermill Properties, LLC, a Maryland limited liability company (“Peppermill”). Peppermill is owned and managed by Chandra (C.B.) Brechin and Scott Rutherford, both officers, directors and principal stockholders of the Company. On January 1, 2004, we entered into a 5-year lease with Peppermill. For the year ended December 31, 2006, lease payments amounted $28,200. Minimum future lease payments under this lease are $28,200 in 2007 and $32,400 in 2008:

On August 1, 2006, we entered into a Loan and Security Agreement with American Bank to provide an 80% accounts receivable facility up to $1.5 million and accruing interest at an annual rate of Prime Rate plus 1%. The maturity date of the loan is August 1, 2007, at which time all principal, interest, charges and fees are payable immediately or at the demand of American Bank. Interest payments on outstanding balances are due on the first calendar day of each succeeding month. There is no prepayment penalty on the note. In addition, the Loan and Security Agreement required us to pay a nonrefundable commitment fee of $15,000. Two of our officers, Chandra (C.B.) Brechin and Scott Rutherford, agreed to personally guarantee the note up to $375,000 each until the six month anniversary of the note, up to $187,500 each from 6 months to the one-year anniversary of the note and $0 thereafter in exchange for the transfer to such officers of certain shares of restricted stock granted to other officers for which vesting was accelerated in August 2006.

On January 11, 2006, we entered into an agreement with Messrs. Brechin and Rutherford to distribute to them an amount, in cash, equal to our retained earnings at the time of the Share Exchange, subject to the completion of an audit of our financial statements for the years ended December 31, 2005 and 2004. In connection with the Share Exchange, we agreed to distribute this amount to these members of management because our historical retained earnings were earned under their leadership prior to the Share Exchange when we were privately held. The amount of the distribution, determined upon the completion of the audit amounted to $1,881,007. For the purposes of funding working capital, the stockholders’ agreed to loan this amount back to us, with interest at the rate of 10% per annum beginning January 1, 2006.

On April 4, 2006, we repaid $400,000 to Messrs. Brechin and Rutherford, reducing the principal balance of the note to $1,481,007. As of December 31, 2006, accrued interest on these notes amounted to $12,404. Total interest paid under these notes for the year ended December 31, 2006 amounted to $150,583. On March 31, 2007, we repaid the note in full, which amounted to $1,481,007 in principal and $12,404 in accrued but unpaid interest at March 31, 2007.

Item 8.

Description of Securities

The following is a summary of the terms of our Common Stock and our Preferred Stock and is subject to and qualified in its entirety by reference to the terms and conditions of our First Amended and Restated Certificate of Incorporation and certain applicable agreements providing rights to our stockholders, the terms and conditions of which are being summarized.

Our authorized capital stock consists of 120,000,000 shares of capital stock, of which 100,000,000 shares are designated as Common Stock, par value $0.0001 per share, and 20,000,000 shares are designated as Preferred Stock, par value $0.0001 per share. As of November 16, 2007, 63,435,674 shares of Common Stock are issued and outstanding, and no shares of Preferred Stock are issued and outstanding. The holders of our Common Stock are not entitled to preemptive or other similar rights with respect to any shares of any class of stock which may be issued in the future.

Common Stock

Holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders. All shares of Common Stock rank equally as to voting and all other matters. The shares of Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions and are not entitled to cumulative voting rights. Subject to the rights of holders of our Preferred Stock, holders of our Common Stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends. Upon our liquidation, creditors and holders of our Preferred Stock with preferential liquidation rights will be paid before any distribution to holders of our Common Stock.

We have granted “piggyback” registration rights to certain of our private placement investors and consultants, providing that, subject to the certain conditions and limitations set forth in the respective registration rights agreements, whenever we propose to register any shares of our Common Stock on a registration statement pursuant to the Securities Act of 1933, as amended, we will include those stockholders’ shares of Common Stock in the registration statement.

Preferred Stock

As of the date of this Registration Statement, there are no shares of our Preferred Stock designated, issued or outstanding. Under Delaware law and our First Amended and Restated Certificate of Incorporation, no action by our stockholders is necessary and only action of our board of directors is required to authorize the issuance of any Preferred Stock. The board of directors is authorized to establish one or more classes or series of shares, to designate each class or series and to fix the terms of each class or series, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences. Accordingly, the board of directors, without stockholder approval, may issue Preferred Stock having rights, preferences, privileges or restrictions, including voting rights that may be greater than the rights of holders of Common Stock.

We cannot predict the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of Common Stock until the board of directors determines the specific rights of the holders of the Preferred Stock. However, the effects may include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control without further action by the stockholders. We have no present plans to issue any shares of Preferred Stock.

Units

During 2007, we issued Units of our securities consisting of two shares of Common Stock and a warrant to purchase one share of common stock (the “Warrants”). The Warrants are exercisable commencing on the date of issuance and will expire in five years. The Warrant exercise price is subject to adjustments for stock splits, stock dividends, mergers, reorganizations and asset sales. Additionally, the Warrants contain anti-dilution provisions that provide if, during the 12-month period following the Warrant commencement date, we issue or sell any shares of Common Stock at a price per share that is less than the exercise price, the exercise price of the Warrants will be reduced to such price, unless the issuance or sale is exempt by the terms of the Warrant. The Warrants have cashless exercise features that are based on the average 20-day trailing last price per share sale price as quoted for our common stock. The Unit investors were granted “piggyback” registration rights with respect to the shares of Common Stock included in the Units and underlying the Warrants.

Warrants

In December 2006, we agreed to issue warrants to purchase (i) 1.5 million Common Stock purchase warrants exercisable at a price equal to the next established offering price of our Common Stock, or $0.25 per share, (ii) 500,000 Common Stock purchase warrants exercisable at a 10% premium to the next established offering price, or $0.275 per share, (iii) 500,000 Common Stock purchase warrants exercisable at a 25% premium to the next established offering price, or $0.3125 per share, and (iv) 500,000 Common Stock purchase warrants exercisable at a 50% premium to the next established offering price, or $0.375 per share, for an aggregate of 3.0 million warrants, to Birch Systems, LLC, a consulting firm providing introductions to business contracts, marketing outlets and other services. On February 8, 2007, we terminated the agreement for cause with this consulting firm, resulting in forfeiture of the warrants.

In December 2006, we agreed to issue warrants to purchase (i) 1.5 million Common Stock purchase warrants exercisable at a price equal to the next established offering price of our Common Stock, or $0.25 per share, (ii) 500,000 Common Stock purchase warrants exercisable at a 10% premium to the next established offering price, or $0.275 per share, (iii) 500,000 Common Stock purchase warrants exercisable at a 25% premium to the next established offering price, or $0.3125 per share, and (iv) 500,000 Common Stock purchase warrants exercisable at a 50% premium to the next established offering price, or $0.375 per share, for an aggregate of 3.0 million warrants, to Sierra Equity Group, Ltd. Inc., a consulting firm providing investment banking services to us. The Warrant exercise price is subject to adjustments for stock splits, stock dividends, mergers, reorganizations and asset sales. Additionally, the Warrants contain anti-dilution provisions that provide if, during the 12-month period following the Warrant Commencement Date, we issue or sell any shares of Common Stock at a price per share that is less than the exercise price, the exercise price of the Warrants will be reduced to such price, unless the issuance or sale is exempt by the terms of the Warrant. The Warrants have cashless exercise features that are based on the average 20-day trailing last price per share sale price as quoted for our Common Stock.

On January 31, 2007, we issued five-year warrants to purchase 1.0 million shares of Common Stock to Paul Harary, a stockholder, under the terms of an agreement with him. These warrants are exercisable at a price of $0.25 per share and include “piggyback” registration rights. The Warrant exercise price is subject to adjustments for stock splits, stock dividends, mergers, reorganizations and asset sales.

In March, April and June 2007, we issued five-year Series A warrants to our Selling Agent for the purchase of up to 1.0 million shares of Common Stock. The Series A warrants are exercisable at a purchase price of $0.39 on the same terms as the Warrants sold in the March and April 2007 placement and include “piggyback” registration rights.

Options

In March 2006, we granted an aggregate of 750,000 non-qualified stock options to purchase Common Stock to two employees with exercise prices of $0.01 per share. The options granted to the employees vest over a two-year period and are contingent upon each individual’s continued employment. We have since cancelled 187,500 stock options under the March 2006 grant coinciding with the termination of the employee who received the grant.

During October 2006, we granted an aggregate of 500,000 non-qualified stock options to purchase Common Stock to one of our officers at an exercise price of $0.01 per share. The options granted to this officer vest over a two year period and are contingent upon continued employment.

Registration Rights

In February 2006, under the terms of an agency agreement with Stonegate Securities, Inc. (“Stonegate”), we issued 200,000 shares of Common Stock to compensate Stonegate for initial due diligence and marketing efforts. We granted “piggy-back registration rights with respect to these shares and have agreed to register, on our next registration statement (other than registrations of shares underlying employee benefit plans) shares of stock we issued to Stonegate.

In January 2006, we entered into a agreement with Paul Harary, a stockholder, that gives him and his spouse the right to purchase 1,500,000 shares of our Common Stock within two years from the grant date for $100,000 and a five-year warrant to purchase 1,000,000 shares of our Common Stock at a price of $0.25 each. The stockholder and his spouse were granted “piggyback” registration rights with respect to the shares and warrant. The registration rights, require us to register the shares of Common Stock, subject to the registration of our Common Stock under Section 12 of the Securities Exchange Act of 1934, whenever we propose to register any shares of our Common Stock on a registration statement pursuant to the Securities Act.

During March 2007, the Company amended and supplemented its Investment Banking Advisory and Selling Agent Agreements with Sierra Equity Group, Ltd. Inc. (“Sierra”). Sierra proposed to purchase shares of common stock from a former officer and director of the Company. Subject to the successful registration of our class of Common Stock under Section 12 of the Exchange Act, we agreed to grant “piggyback” registration rights to Sierra, requiring us to register any shares purchased by Sierra from the former officer and director whenever the Company proposes to register any of its Common stock on a registration statement pursuant to the Securities Act.

In connection with the issuance of the Units to the two accredited investors and the Series A warrants issued to Sierra we granted “piggyback” registration rights to the investors and Sierra. Under the terms of the agreements, should we propose to register shares of our Common Stock under the Securities Act we will give these parties written notice of such proposal which will describe in detail the proposed registration and distribution (including those jurisdictions where registration or qualification under the securities or blue sky laws is intended) and, upon the parties’ written request within 10 days after the date of such notice, proceed to include in such registration such number of the shares of Common Stock as have been requested by the respective party to be included in the registration. In the request, the respective party will be required to describe briefly its proposed disposition of the Common Stock.

Certain Provisions under our Certificate of Incorporation

Our First Amended and Restated Certificate of Incorporation provides the directors, other than those who may be elected by the holders of any series of our Preferred Stock, shall be divided into three classes, as nearly equal in number as possible, and designated as Class I, Class II and Class III.  Members of each class hold office until their successors are duly elected and qualified.  At each succeeding annual meeting of the stockholders, the successors of the class of directors whose term expires at that meeting are elected by a plurality of the votes of the shares of our voting stock present in person or represented by proxy at such meeting and entitled to vote on the election of directors and hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election, and until their successors are duly elected and qualified. A classified board of directors may have the effect of delaying, deferring or preventing a change in control of the Company. Our board of directors currently consists of five unclassified members. We intend to divide our directors into three classes serving staggered three-year terms at our 2007 annual meeting.

Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law

Pursuant to Section 203 of the Delaware General Corporation Law, or the business combination statute, we are prohibited, as a public company, from engaging in a “business combination” with an “interested stockholder” (defined as any person who acquires 15% or more of our Common Stock) for a three-year period following the date that such person became an interested stockholder, unless, (i) prior to the date the person became a interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon consummation of the transaction that resulted in the person’s becoming an interested stockholder, that person on owned 85% of our voting stock, excluding certain shares owned by corporate insiders and shares issued after the transaction commenced; or (iii) at or subsequent to such time the business combination is approved by our board of directors and authorized by the affirmative vote of holders of 66% of our outstanding voting stock that is not owned by the interested stockholder. Section 203 defines business combinations to include the following; any merger or consolidation involving the corporation and the interested stockholder; any sale transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; subject to certain exceptions, any transaction that results n the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledge or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons. A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover, or change in control attempts and, accordingly, may discourage attempts to acquire us.

PART II

Item 1.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters Market Information

Our Common Stock is quoted over-the-counter on the Pink Sheets LLC (www.pinksheets.com) electronic quotation service for OTC securities under the trading symbol “TTSR,” but is not quoted on the NASD OTC Bulletin Board or NASDAQ, nor listed on any national or regional securities exchange.

The following table sets forth the range of the high and low bid prices by quarter as reported on the over-the-counter market since January 6, 2006. Quotations from Pink Sheets LLC reflect inter-dealer prices without adjustments for retail markups, markdowns or conversions and may not represent actual transactions.

	High	Low
Fiscal year ended December 31, 2006:
First Quarter (Beginning January 6, 2006)	$3.63	$1.35
Second Quarter	$2.00	$0.45
Third Quarter	$1.10	$0.35
Fourth Quarter	$0.65	$0.35

Fiscal year ended December 31, 2007:
First Quarter	$0.90	$0.30
Second Quarter	$1.35	$0.41
Third Quarter	$0.75	$0.27

Holders of Our Common Stock

As of October 8, 2007, we had approximately 260 holders of record of our Common Stock and additional stockholders held shares in street name.

Dividends

We have never declared or paid dividends on our Common Stock. We intend to use retain earnings, if any, for the operation and expansion of our business, and therefore do not anticipate paying cash dividends in the foreseeable future.

Equity Incentive Plan

The following table provides information as of December 31, 2006 with respect to employee compensation plans under which our equity securities are authorized for issuance.

Plan Category

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights Column (a)	Weighted–Average Exercise Price of Outstanding Options, Warrants and Rights Column (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) Column (c)
Equity compensation plans approved by security holders(1)	—	—	—
Equity compensation plans not approved by security holders Non-qualified Option Agreements(2)	1,062,500	$0.01	—
Restricted Stock Grants(3)	8,259,808	—
Total

———————

(1)

We do not currently have any equity compensation plans approved by security holders. Our board of directors intends to approve an Equity Incentive Plan during 2007.

(2)

We have “individual compensation arrangements,” as such term is defined in Instruction 2 to Paragraph (d) of Item 201 of Regulation S-B, with: (i) one executive officer and (ii) one employee. As of December 31, 2006, the executive officer had 187,500 options vested out of 1,000,000 total options granted, of which 500,000 expire on March 6, 2016 and 500,000 expire on October 10, 2016. All the options granted to this executive officer have an exercise price of $0.01 per share.

As of December 31, 2006, the employee had 62,500 options vested, which expire on March 13, 2016. On October 9, 2006, we cancelled 187,500 stock options under this grant coinciding with the termination of the employee. All of the options granted to this employee have an exercise price of $0.01 per share.

(3)

We have “individual compensation arrangements,” as such term is defined in Instruction 2 to Paragraph (d) of Item 201 of Regulation S-B, with two executive officers and four employees. As of December 31, 2006, the executive officers and employees beneficially owned 8,259,808 restricted shares, subject to forfeiture and acceleration of vesting under certain conditions and to our officers’ and employees’ continued employment with us.

Item 2.

Legal Proceedings

On or about September 14, 2006, the law firm of Adorno & Yoss, LLP filed a complaint in interpleader in the Circuit Court of the 17th Judicial Circuit in Broward County, Florida, against defendants Paul Harary and Joseph Cornwell. In connection with its complaint, Adorno & Yoss deposited with the Court 361,111 shares of our Common Stock titled in Mr. Cornwell’s name which shares it had held as an escrow agent for the defendants. On or about December 8, 2006, Mr. Cornwell answered the complaint for interpleader, and joined by Fareri Financial Services, Inc., stated a cross-claim and third party complaint against Mr. Harary and the Company. The dispute between Mr. Cornwell and Mr. Harary relates to an alleged agreement between them pursuant to which Mr. Cornwell claims he is entitled to certain shares of the Common Stock held by Mr. Harary for consulting services rendered in connection with the merger of Pelican Mobile Computers, Inc. with and into American Financial Holdings Inc. We were named in the portion of third party complaint seeking declaratory action from the Court in which Cornwell and Fareri Financial would be declared the owners of approximately 2.2 million shares of the Common Stock held by Mr. Harary and his assignees. On or about the same date, Mr. Cornwell and Fareri Financial also filed an emergency motion for temporary injunctive relief seeking a court order enjoining Mr. Harary from selling any and all of the Common Stock within Mr. Harary’s or his assignees’ possession, custody and control. The motion also seeks a temporary and permanent injunction enjoining Mr. Harary from participating in negotiations with us for the sale of the shares, as well as any other potential purchaser interested in purchasing the shares.

On or about March 26, 2007, Joseph Cornwell, Fareri Financial Services, Inc. and Anthony Fareri & Associates, Inc. filed an amended complaint against Mr. Harary and us in the Circuit Court of the 17th Judicial Circuit in Broward County, Florida. The amended complaint seeks a declaratory ruling from the Court requiring that we issue to Fareri & Associates an unspecified number of shares of our Common Stock in exchange for approximately one million shares of American Financial Holdings Inc. stock it alleges it surrendered during the merger of Pelican Mobile Computers, Inc. with and into American Financial Holdings Inc.

On May 2, 2007, we entered into a settlement and release agreement with Joseph Cornwell, Fareri Financial Services, Inc. and Anthony Fareri & Associates (the “Claimants”). We agreed to issue 250,000 shares of restricted Common Stock to Joseph Cornwell and 100,000 shares of restricted Common Stock to Fareri & Associates, Inc. The aggregate fair value of the settlement amounted to $462,000 on May 2, 2007. The settlement and release agreement forever discharges us from any and all manner of claims, demands, actions or suits the Claimants have had or may have against us now and in the future.

On December 8, 2006, we entered into a consulting agreement with Birch Systems, LLC (“Birch”) commencing on December 11, 2006, to provide introduction to business contracts, marketing outlets and other such services to increase awareness of the company. As compensation, we agreed to (i) pay a monthly consulting fee of $10,000 and (ii) issue 1,250,000 shares of Common Stock to Birch. In addition, we agreed to issue (i) 1.5 million Common Stock purchase warrants exercisable at a price equal to the next established offering price of our Common Stock, or $0.25 per share, (ii) 500,000 Common Stock purchase warrants exercisable at a 10% premium to the next established offering price, or $0.275 per share, (iii) 500,000 Common Stock purchase warrants exercisable at a 25% premium to the next established offering price, or $0.3125 per share, and (iv) 500,000 Common Stock purchase warrants exercisable at a 50% premium to the next established offering price, or $0.375 per share, for an aggregate of 3,000,000 warrants. We set the “next established offering price” at $0.25 per share of Common Stock in January 2007 in the process of completing a private placement memorandum dated February 23, 2007 and as amended March 30, 2007. The agreement provides that the warrants will expire five years from the date of issuance.

On February 8, 2007, the Company terminated the agreement with Birch for cause and requested return of the shares and warrants.

On March 2, 2007, Birch Systems, LLC, filed an action against us in the U.S. District Court for the Northern District of Georgia, Atlanta Division. The complaint alleges that we breached our obligations under the consulting agreement by failing to timely compensate Birch in the manner set forth in the agreement. Birch is seeking monetary damages in the amount $100,000, plus accrued interest, our transfer to Birch of 1,250,000 shares of our Common Stock, our issuance to Birch of three million warrants to purchase our Common Stock and reasonable attorney’s fees. Birch is additionally seeking a “constructive trust” in connection with the 1,250,000 shares of stock and a permanent injunction against us from our taking any action to dilute Birch’s ownership interest in our Common Stock. We believe Birch’s claims are without merit, and we intend to vigorously defend against the claim.

Item 3.

Changes in and Disagreements with Accountants

During the fiscal year ended December 31, 2006, we engaged Marcum & Kliegman LLP as our principal accountant for the purposes of auditing our financial statements. Prior to the Share Exchange in 2006, we had not previously engaged an accounting firm for the purposes of auditing our financial statements. There are not and have not been any disagreements between the Company and our accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 4.

Recent Sales of Unregistered Securities

During January 2006, upon completion of our Share Exchange, we issued in a private offering: (i) an aggregate of 13 million shares of Common Stock to certain of our employees, subject to forfeiture and vesting provisions and (ii) 100,000 shares of Common Stock to the former President of AFHI as compensation.

During February and April 2006, we issued an aggregate of 200,000 shares in a private offering to an accredited investor, Stonegate Securities, Inc., as compensation pursuant to a placement agency agreement at a fair value of $0.20 per share.

During March 2006, we granted an aggregate of 500,000 stock options in a private offering to one of our employees at an exercise price of $0.01 per share.

During March 2006, we granted an aggregate of 250,000 stock options in a private offering to one of our employees at an exercise price of $0.01 per share. On October 9, 2006, we cancelled 187,500 stock options under this grant coinciding with the termination of the employee.

During October 2006, we granted an aggregate of 500,000 stock options in a private offering to one of our officers at an exercise price of $0.01 per share.

During October 2006, we issued an aggregate of 60,000 shares of Common Stock in a private offering to five employees as compensation at fair value of $0.47 per share.

During December 2006, we issued an aggregate of 2,000,000 shares of Common Stock in a private offering to two consulting firms, Birch Systems, LLC (“Birch”) and Sierra Equity Group, Ltd. Inc. (“Sierra”) amounting to 1,250,000 shares at a fair value of $0.40 per share and 750,000 shares at a fair value of $0.49 per share, respectively. In addition, we issued to Birch (i) 1.5 million warrants to purchase Common Stock of the Company at an exercise price of $0.25 per share, (ii) 500,000 warrants to purchase Common Stock of the Company at an exercise price of $0.275 per share, (iii) 500,000 warrants to purchase Common Stock of the Company at an exercise price of $0.3125 per share, and (iv) 500,000 warrants to purchase Common Stock of the Company at an exercise price of $0.375 per share, for an aggregate of 3,000,000 warrants. We also issued to Sierra 1.5 million warrants to purchase Common Stock of the Company at an exercise price of $0.25 per share, (ii) 500,000 warrants to purchase Common Stock of the Company at an exercise price of $0.275 per share, (iii) 500,000 warrants to purchase Common Stock of the Company at an exercise price of $0.3125 per share, and (iv) 500,000 warrants to purchase Common Stock of the Company at an exercise price of $0.375 per share, for an aggregate of 3,000,000 warrants. These firms were engaged to provide financial, business development and capital markets services.

During January 2007, we entered into a stock purchase agreement with an accredited investor, Paul Harary, providing the investor and his spouse the right to purchase 1,500,000 shares of our Common Stock at an aggregate purchase price of $100,000. The investor has 24 months to deliver the purchase price, or the agreement will terminate. Additionally, we issued to the investor and his spouse five-year warrants to purchase 1.0 million shares of Common Stock of the Company at an exercise price of $0.25 per share. We granted the investor the right to purchase these shares of Common Stock and under the stock purchase agreement and warrant as partial consideration for the investor’s resale to a group of investors of approximately 2.8 million shares of our Common Stock at a per share purchase price of $0.093.

In March, April and June 2007, we issued an aggregate of 20,400,000 shares of Common Stock and Warrants to purchase a total of 10,200,000 shares of our Common Stock in a private offering to two accredited investors in our private placement of Units (the “Units”). The Units, which were sold for $0.50, each consisted of two shares of Common Stock and a warrant to purchase one share of Common Stock at an exercise price of $0.39 per share. Aggregate proceeds from this private placement amounted to $4,561,218, net of offering expenses of approximately $28,782 and aggregate selling agent fees of $510,000. In connection with the private offering, we also issued Series A warrants to purchase 1,020,000 shares of Common Stock to our selling agent, Sierra Equity Group, Ltd. Inc. under the terms of the related selling agreement.

During May 2007, in accordance with the terms of a settlement and release agreement with Joseph Cornwell, Fareri Financial Services, Inc. and Anthony Fareri & Associates (the “Claimants”), we issued 250,000 shares of restricted Common Stock to Joseph Cornwell and 100,000 shares of restricted Common Stock to Fareri & Associates, Inc. The agreement provides for the mutual release of all claims between us and the Claimants. See “Legal Proceedings.”

In May 2007, we issued to Trilogy Capital Partners, Inc. two-year warrants to purchase 2.0 million shares of Common Stock of the Company at an exercise price of $1.00 per share as compensation pursuant to a consulting agreement.

The above issuances of securities were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. Unless otherwise noted, no underwriters or brokers were employed in the transactions. The securities will be deemed restricted securities for purposes of the Securities Act. A legend was placed on the stock certificates and warrant certificates representing the securities providing that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

Item 5.

Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Company’s Certificate of Incorporation and Bylaws provide that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Section 102 of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•

any breach of the director’s duty of loyalty to the corporation or its stockholders;

•

acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•

payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•

any transaction from which the director derived an improper personal benefit.

The Company’s Certificate of Incorporation and Bylaws provide that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

PART F/S

Item 1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Stockholders

of Tactical Solutions Partners, Inc.

We have audited the accompanying consolidated balance sheet of Tactical Solutions Partners, Inc. and Subsidiary (f/k/a Pelican Mobile Computers, Inc.) (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006, and the consolidated results of its operations and its cash flows for each of the two years in the period then ended in conformity with United States generally accepted accounting principles.

/s/ Marcum & Kliegman LLP

Marcum & Kliegman LLP

New York, New York

June 26, 2007

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	June 30, 2007
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$196,098	$3,435,189
Restricted cash	—	347,346
Accounts receivable	2,035,020	1,061,264
Prepaid expenses	13,564	177,525
Work in process	44,102	305,081
Total Current Assets	2,288,784	5,326,405
PROPERTY AND EQUIPMENT, Net	72,068	100,959
DEPOSITS	2,969	77,969
TOTAL ASSETS	$2,363,821	$5,505,333
CURRENT LIABILITIES
Accounts payable	$707,073	$974,943
Loans payable to stockholders	1,481,007	—
Accrued interest	12,404	—
Accounts receivable financing facility	—	—
Accrued payroll and related expenses	535,992	451,583
Accrued legal settlement	462,000	—
Equipment notes payable - current portion	4,611	26,862
Deferred revenue	—	57,168
Total Current Liabilities	3,203,087	1,450,556

OTHER LIABILITIES
Equipment notes payable, net of current	5,380	73,499
Deferred rent	—	22,136
TOTAL LIABILITIES	3,208,467	1,546,191
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIENCY)
Preferred stock, par value $0.0001 per share; 20,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $0.0001 per share; 100,000,000 shares authorized; 45,872,103 and 66,622,103 shares issued and outstanding as of December 31, 2006 and June 30, 2007, respectively	4,587	6,662
Additional paid-in capital	2,115,589	10,181,884
Treasury stock, at cost; 240,192 shares	(26,422)	(26,422)
Accumulated Deficit	(2,938,400)	(6,262,982)
TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)	(844,646)	3,899,142
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$2,363,821	$5,505,333

The accompanying notes are an integral part of these consolidated financial statements.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		Six Months Ended June 30,
	2006	2005	2007	2006
			(Unaudited)	(Unaudited)

NET SALES	$17,191,156	$9,081,780	$5,776,642	$7,610,616

COST OF SALES	14,305,084	7,065,000	4,615,965	6,221,478

GROSS PROFIT	2,886,072	2,016,780	1,160,677	1,389,138

OPERATING EXPENSES
Salaries and related expenses	4,488,960	459,003	1,942,101	1,548,769
Selling, general and administrative expenses	1,149,876	132,009	600,533	342,296

TOTAL OPERATING EXPENSES	5,638,836	591,012	2,542,634	1,891,065

INCOME (LOSS) FROM OPERATIONS	(2,752,764)	1,425,768	(1,381,957)	(501,927)

OTHER INCOME (EXPENSE)
Stock and warrant accommodation	—	—	(1,930,110)	—
Interest expense	(185,937)	—	(45,934)	(86,299)
Interest income	301	1,048	33,419	301
Other income (expense)	—	10,999	—	—

TOTAL OTHER INCOME (EXPENSE)	(185,636)	12,047	(1,942,625)	(85,998)

NET INCOME (LOSS)	$(2,938,400)	$1,437,815	$(3,324,582)	$(587,925)

NET INCOME (LOSS) PER SHARE - BASIC AND DILUTED	$(0.07)	$0.06	$(0.06)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED	43,215,497	25,000,000	55,297,381	42,158,366

The accompanying notes are an integral part of these consolidated financial statements.

TACTICAL SOLUTION PARTNERS, INC, AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

AND THE SIX MONTHS ENDED JUNE 30, 2007

							Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Preferred Stock		Common Stock		Treasury Stock
	Shares	Par Value	Shares	Par Value	Shares	Par Value
BALANCE - January 1, 2005	—	$—	25,000,000	$2,500	—	$—	$5,500	$1,110,692	$1,118,692
Net income for the year	—	—	—	—	—	—	—	1,732,115	1,732,115
Distributions	—	—	—	—	—	—	—	(961,800)	(961,800)
BALANCE - December 31, 2005	—	—	25,000,000	2,500	—	—	5,500	1,881,007	1,889,007
Distributions	—	—	—	—	—	—	—	(1,881,007)	(1,881,007)
Shares of AFHI outstanding at time of the Share Exchange	—	—	5,512,103	551	—	—	(551)	—	—
Common stock granted to employees for services, subject to vesting	—	—	13,000,000	1,300	—	—	(1,300)	—	—
Common stock issued for services provided by employees	—	—	160,000	16	—	—	46,984	—	47,000
Common stock granted for services provided by employees, 4,740,192 shares fully vested	—	—	—	—	—	—	948,038	—	948,038
Common stock withheld upon vesting of restricted stock grant	—	—	—	—	(240,192)	(26,422)	—	—	(26,422)
Common stock transferred between stockholders in connection with guarantee of credit facility	—	—	—	—	—	—	435,000	—	435,000
Recognized portion of common stock granted to employees for services	—	—	—	—	—	—	346,305	—	346,305
Recognized portion of stock options issued for services provided by employees	—	—	—	—	—	—	50,000	—	50,000
Common stock issued in lieu of cash for services provided by non-employees	—	—	2,200,000	220	—	—	(220)	—	—
Recognized portion of common stock issued in lieu of cash for services provided by non-employees	—	—	—	—	—	—	131,042	—	131,042
Recognized portion of warrants issued in lieu of cash for services provided by non-employees	—	—	—	—	—	—	154,791	—	154,791
Net Loss for the year	—	—	—	—	—	—	—	(2,938,400)	(2,938,400)
BALANCE - December 31, 2006	—	—	45,872,103	4,587	(240,192)	(26,422)	2,115,589	(2,938,400)	(844,646)
Common stock and warrant accommodation	—	—	—	—	—	—	1,930,110	—	1,930,110
Common stock issued in private placement transaction, net of offering fees	—	—	20,400,000	2,040	—	—	4,559,178	—	4,561,218
Recognized portion of common stock granted to employees for services	—	—	—	—	—	—	217,610	—	217,610
Recognized portion of stock options issued for services provided by employees	—	—	—	—	—	—	68,750	—	68,750
Recognized portion of common stock issued in lieu of cash for services provided by non-employees	—	—	—	—	—	—	261,875	—	261,875
Recognized portion of warrants issued in lieu of cash for services provided by non-employees	—	—	—	—	—	—	566,807	—	566,807
Common stock issued in connection with legal settlement	—	—	350,000	35	—	—	461,965	—	462,000
Net Loss for six months	—	—	—	—	—	—	—	(3,324,582)	(3,324,582)
BALANCE - June 30, 2007 (Unaudited)	—	$—	66,622,103	$6,662	(240,192)	$(26,422)	$10,181,884	$(6,262,982)	$3,899,142

The accompanying notes are an integral part of these consolidated financial statements.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Six Months Ended June 30,
	2006	2005	2007	2006
			(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(2,938,400)	$1,437,815	$(3,324,582)	$(587,925)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17,401	6,899	9,588	8,093
Stock-based compensation	2,112,176	—	1,115,042	403,750
Stock and warrant accommodation	—	—	1,930,110	—
Changes in operating assets and liabilities:
Accounts receivable	182,427	(926,795)	973,756	(78,618)
Prepaid expenses	(13,564)	—	(163,961)	—
Work in process	478,795	(144,897)	(260,979)	178,842
Accounts payable	191,688	(94,302)	267,870	1,136,302
Deposits	(2,969)	—	(75,000)	(2,969)
Accrued interest	12,404	—	(12,404)	86,300
Accrued legal settlement	462,000	—	—	—
Accrued payroll and related expenses	509,570	—	(84,409)	207,646
Deferred revenue	—	—	57,168	—
Deferred rent	—	—	22,136	—
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,011,528	278,720	454,335	1,351,421
CASH USED IN INVESTING ACTIVITIES
Purchases of property and equipment	(51,192)	(23,875)	(38,479)	(48,448)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from officer/stockholder notes	—	400,000	—	—
Principal payments on officer/stockholder notes	(800,000)	—	(1,481,007)	(800,000)
Proceeds from equipment note payable	—	—	91,965	—
Principal payments on equipment note payable	(4,227)	(4,612)	(1,595)	(1,923)
Distributions to officers/stockholders	—	(667,500)	—	—
Proceeds from accounts receivable facility	—	—	—	—
Net proceeds from private placement transaction	—	—	4,561,218	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(804,227)	(272,112)	3,170,581	(801,923)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (INCLUDING RESTRICTED CASH)	156,109	(17,267)	3,586,437	501,050
CASH AND CASH EQUIVALENTS – Beginning	39,989	57,256	196,098	39,989
CASH AND CASH EQUIVALENTS - Ending	$196,098	$39,989	$3,782,535	$541,039
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the periods for interest	$173,534	$—	$58,338	$—
Distributions to officers/stockholders loaned back to Company	$1,881,007	$—	$—	$1,881,007
Common stock withheld in connection with restricted stock grant	$26,422	$—	$—	$—
Common stock issued in connection with legal settlement	$—	$—	$462,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – THE COMPANY

Tactical Solution Partners, Inc. (the “Company”), formerly known as American Financial Holdings Inc. (“AFHI”), was originally incorporated under the laws of Delaware on May 27, 1998 as California Cyber Design, Inc. The Company’s predecessor, Pelican Mobile Computers, Inc., (“Pelican”) was incorporated in Maryland on November 3, 1997. The Company’s PelicanMobile division provides proprietary customization, integration and installation of rugged mobile hardware and wireless systems to law enforcement and first responder markets. In February 2006, the Company formed a new division, the Company’s Tactical Solution Options (“TSO”) division, to provide training and consulting services in the areas of fundamental military/soldier skill set training, tactical equipment and vulnerability/risk assessments to federal, state and local governments.

NOTE 2 – SHARE EXCHANGE AND REVERSE STOCK SPLIT

On January 6, 2006, Pelican entered into an agreement and plan of merger with AFHI whereby each share of Pelican (1000 shares issued and outstanding at the time of the share exchange) was exchanged for 25,000 shares of AFHI on a post-split basis (the “Share Exchange”) for an aggregate of 25,000,000 shares issued to the former stockholders of Pelican in the Share Exchange. At the time of the Share Exchange, the existing stockholders of AFHI retained 5,512,103 shares of AFHI’s outstanding Common Stock after the cancellation of approximately 2,549,000 shares of Common Stock by certain AFHI stockholders to facilitate the Share Exchange. As a result, the former stockholders of Pelican became the majority stockholders of AFHI. Upon completion of the Share Exchange, AFHI changed its name to Tactical Solution Partners, Inc. with Pelican surviving as a wholly-owned subsidiary of the Company.

Prior to the Share Exchange, AFHI was a publicly-traded corporation with no operations. Share Exchange has been accounted for as a reverse merger and recapitalization transaction in which Pelican is deemed to be the accounting acquirer. Accordingly, the accompanying consolidated financial statements present the historical financial position, results of operations and cash flows of Pelican, adjusted to give retroactive effect to the recapitalization of Pelican into AFHI and the renaming of AHFI as Tactical Solution Partners, Inc.

As described in Note 12, the Company effectuated a one-for-three reverse stock split on January 19, 2006. The accompanying financial statements give retroactive effect to the recapitalization that occurred at the time of the Share Exchange and reverse stock split for all periods presented.

NOTE 3 – UNAUDITED INTERIM RESULTS

The accompanying consolidated balance sheet as of June 30, 2007, the consolidated statements of changes in stockholders’ equity (deficiency) and the consolidated statements of operations and cash flows for the six months ended June 30, 2007 and 2006 are unaudited. The unaudited consolidated interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, the financial information reflects all adjustments (consisting of items of a normal recurring nature) necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. These interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006 presented herein. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of results to be expected for any other interim period of the fiscal year ending December 31, 2007.

All information in the notes to the consolidated financial statements with respect to the six months ended June 30, 2007 and 2006 is unaudited.

NOTE 4 – LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $3,815,849 at June 30, 2007. The Company’s primary sources of liquidity through June 30, 2007 have been the cash flows it has generated in its operations, loans received from certain stockholders and a private placement transaction conducted in the six months ended June 30, 2007. In January 2006, the Company entered into agreements to make aggregate distributions to the stockholders in an amount equal to the Company’s retained earnings as of December 31, 2005. These distributions amounted to $1,881,007. In January 2006, these stockholders loaned the proceeds of these distributions back to the Company for working capital purposes under a note agreement more fully described in Note 11.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company incurred operating losses of $2,752,764 and $1,381,957 for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively, and its accumulated deficit amounted to $6,262,982 at June 30, 2007. The operating losses include $2,112,176 and $1,115,042 in stock-based compensation charges for various awards issued to employees and non-employees during the year ended December 31, 2006 and six months ended June 30, 2007, respectively. At December 31, 2006, the Company also accrued $200,000 in bonuses for which payment has been deferred to a date that has not yet been determined and $462,000 for a legal settlement that was paid in common stock.

Following its completion of the Share Exchange in January 2006, the Company has incurred, and expects that it will continue to incur, substantial additional general and administrative expenses as a result of having become a publicly traded company. The Company also entered into employment agreements with certain of its executive officers and key employees of its newly-formed TSO division for aggregate annual compensation amounting to approximately $1,100,000 (after giving effect to voluntary salary reductions that are more fully described in Note 10) and an additional lease for office space as described in Note 10.

As more fully described in Note 12, the Company received gross proceeds of $5,100,000 (net proceeds of approximately $4,561,218 after the payment of approximately $538,782 in transaction expenses) in a private placement of Common Stock and Common Stock purchase warrants that it completed in March, April and June 2007. The Company used $1,493,411 of these proceeds to repay working capital loans made to the Company by certain of its stockholders, including $1,481,007 in principal and $12,404 in accrued interest thereon.

Management believes that the funds the Company received in the aforementioned private placement combined with funds that it expects to generate in its operations are sufficient to sustain the business through at least June 30, 2008. However, the Company expects to devote substantial capital resources to pursue its overall business plan, including the planned expansion of its divisions. While the Company has taken certain measures to conserve its liquidity as it continues the effort to pursue new business initiatives, there can be no assurance that the Company will be successful in its efforts to expand its operations or that the expansion of its operations will improve its operating results. The Company also cannot provide any assurance that unforeseen circumstances will not have a material effect on the business that could require it to raise additional capital or take other measures to sustain operations in the event that outside sources of capital are not available. Although management believes the Company has access to capital resources, it has not secured any commitments for new financing at this time nor can it provide any assurance that new capital will be available to it on acceptable terms, if at all.

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Pelican. All significant inter-company accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid securities purchased with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains cash accounts with major financial institutions. Cash deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000 at each institution. From time to time, these amounts may exceed the FDIC limits. Uninsured bank cash balances amounted to $3,288,914 at June 30, 2007. The Company has not experienced any losses on these accounts.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Revenue Recognition

The Company applies the revenue recognition principles set forth under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin (SAB) 104 with respect to all of its revenue. The Company adheres strictly to the criteria outlined in SAB 104, which provides for revenue to be recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery and installation has been completed, (iii) the customer accepts and verifies receipt, and (iv) collectability is reasonably assured.

PelicanMobile Division

The Company’s PelicanMobile division earns revenue from installing computers and related customized hardware in first responder vehicles under purchase orders or short-term contracts with local law enforcement and other public safety agencies. Under these arrangements, PelicanMobile provides its customers with (i) laptop computers, (ii) customized mounting equipment designed for use in first responder vehicles, and (iii) installation services. PelicanMobile requires all of its product sales to be supported by evidence of a sale transaction that clearly indicates the selling price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any. PelicanMobile generally configures such laptops to conform to customer specifications defined at the time in which the contract or sale is negotiated, which sales are made at fixed prices. PelicanMobile, from time to time, may also install computer software on laptops that it resells to its customers on a time and materials basis.

The Company considers delivery to its PelicanMobile customers to have occurred at the time in which products are delivered and/or installation work is completed and the customer acknowledges its acceptance of the work.

The Company provides its PelicanMobile customers with a warranty against defects in the installation of its mobile computing solutions for one year from the date of installation. The Company accounts for warranty liabilities in accordance with the provisions of FAS 5 “Accounting for Contingencies (as amended).” Warranty claims were insignificant during the years ended December 31, 2006 and 2005 and during the six months ended June 30, 2007 and 2006.

The Company also performs warranty repair services on behalf of the manufacturers of the equipment it sells. The Company does not currently offer separately priced extended warranty and product maintenance contracts, nor does the company lower its prices in anticipation of selling extended warranties offered by the manufactures of the equipment it sells. Revenues from warranty services were insignificant during the years ended December 31, 2006 and 2005 and during the six months ended June 30, 2007 and 2006.

Tactical Solution Options Division

The Company’s Tactical Solution Options (“TSO”) division earns revenue from training and consulting services in the areas of fundamental military/soldier skill set training, tactical equipment and vulnerability/risk assessments. Revenue from TSO, which began operations in February 2006, amounted to $16,339 for the year ended December 31, 2006. Revenues from our TSO division amounted to $82,155 and $0 for the six months ended June 30, 2007 and 2006, respectively.

To date, TSO has earned revenue from (i) consulting and (ii) tactical equipment sales. Under these arrangements, TSO requires all of its product sales to be supported by evidence of a sale transaction that clearly indicates the selling or fixed fee price to the customer, shipping terms, payment terms (generally 30 days) and refund policy, if any.

The Company considers delivery to its TSO customers to have occurred at the time in which the training or consulting work has been completed and/or the product is delivered and the customer has acknowledged its acceptance of the work or product. The Company recognizes revenue at the time in which it completes the services required under TSO customer contracts and the customer has provided written acceptance of the work.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Work in Process

Work in process principally consists of hardware and software that the Company modifies to conform to customer specifications and holds temporarily until the completion of a contract. These amounts are stated at cost.

Accounts Receivable

The Company has a policy of reserving for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. Account balances deemed to be uncollectible are charged to the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. A majority of the Company’s customers are federal, state, municipal and local government agencies. Substantially all of the Company’s accounts receivable balances were collected subsequent to June 30, 2007. Accordingly, the Company has deemed it unnecessary to establish an allowance for doubtful accounts based on its historical collection rates and low occurrence of credit losses.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives by major asset category are as follows:

Asset Category	Life (In Years)
Furniture	10
Vehicles	5
Computer equipment and Software	3
Phone equipment	2

Net Income (Loss) Per Share

In accordance with SFAS No. 128 “Earnings Per Share,” Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of Common Stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Diluted loss per common share for the year ended December 31, 2006 and for each of the six month periods ended June 30, 2007 and 2006 excludes common stock equivalents in the computation because their effect would be anti-dilutive. Accordingly, basic and diluted loss per share are the same for the year ended December 31, 2006. There were also no common stock equivalents outstanding during the year ended December 31, 2005. Accordingly, the weighted average number of common shares outstanding for the year ended December 31, 2005 is the same for purposes of computing both basic and diluted net income per share for that year.

The Company’s computation of net loss per share includes 500,000 options exercisable at $0.01 per share at June 30, 2007 and 250,000 options exercisable at $0.01 per share at December 31, 2006. Additionally, 17,220,000 warrants issued as of June 30, 2007 were excluded from the determination of diluted net loss per share as their effect is anti-dilutive.

Advertising Costs

Costs related to advertising, promotions of products and services and participation in trade shows and other marketing events are expensed as incurred. Advertising expense amounted to $5,108 and $23,590 for the six months ended June 30, 2007 and 2006, respectively, and $39,000 and $9,956 for the years ended December 31, 2006 and 2005, respectively. These expenses are included in selling, general and administrative expenses in the accompanying statements of operations.

Common Stock Purchase Warrants and Other Derivative Financial Instruments

The Company accounts for the issuance of common stock purchase warrants issued and other free standing derivative financial instruments in accordance with the provisions of EITF 00-19. Based on the provisions of

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

EITF 00-19, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). The Company assesses classification of its freestanding derivatives at each reporting date to determine whether a change in classification between assets and liabilities is required. The Company determined that its freestanding derivatives, which principally consist of warrants to purchase common stock satisfied the criteria for classification as equity instruments at June 30, 2007 and December 31, 2006.

Shipping and Handling Costs

The Company applies the guidelines enumerated in Emerging Issues Task Force Issue (“EITF”) 00-10 “Accounting for Shipping and Handling Fees and Costs” with respect to amounts charged to its customers related to shipping and handling in sale transactions as revenue. Shipping and handling costs incurred are recorded in cost of sales. Shipping and handling costs that the Company incurred amounted to $9,314 and $15,649 for the six months ended June 30, 2007 and 2006, respectively and $42,725 and $23,064 for the years ended December 31, 2006 and 2005, respectively.

Employee Share-Based Payments

Effective January 1, 2006, the Company adopted SFAS No. 123R “Share-Based Payment.” This statement is a revision of SFAS Statement No. 123, and supersedes APB Opinion No. 25, and its related implementation guidance. SFAS 123R addresses all forms of share-based payment (“SBP”) awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS 123R, SBP awards result in a cost that is measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. As the Company did not issue any employee share-based payments prior to January 1, 2006, there was no unrecognized compensation costs in any prior periods.

The following summarizes amounts recognized in salaries and related expenses in the statement of operations for the fair value of share-based payments to employees for all periods presented and as more fully described in Note 13:

	Year Ended December 31,		Six Months Ended June 30,
	2006	2005	2007	2006
Stock options	$50,000	$—	$68,750	$18,750
Restricted stock, vested	995,038	—	—	138,000
Recognized portion of fair value of restricted stock	346,305	—	217,610	207,000
	$1,391,343	$—	$286,360	$363,750

Non-Employee Stock-Based Compensation

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instrument vests. Non-employee stock-based compensation charges are amortized over the vesting period or period of performance of the services.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following summarizes amounts recognized in salaries and related expenses in the statement of operations for the fair value of share-based payments to non-employees for all periods presented and as more fully described in Notes 13 and 16:

	Year Ended December 31,		Six Months Ended June 30,
	2006	2005	2007	2006
Warrants	$154,791	$—	$566,808	$—
Restricted stock	131,042	—	261,875	40,000
	$285,833	$—	$828,683	$40,000

Income Taxes

The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. Furthermore, SFAS No. 109 provides that it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment. Accordingly the Company has recorded a full valuation allowance against its net deferred tax assets. In addition, the Company expects to provide a full valuation allowance on future tax benefits until it can sustain a level of profitability that demonstrates its ability to utilize the assets, or other significant positive evidence arises that suggests its ability to utilize such assets. The future realization of a portion of the reserved deferred tax assets related to tax benefits associated with the exercise of stock options, if and when realized, will not result in a tax benefit in the consolidated statement of operations, but rather will result in an increase in additional paid in capital. The Company will continue to re-assess its reserves on deferred income tax assets in future periods on a quarterly basis.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes (Note 15).

Prior to the Share Exchange, the Company was organized as a Subchapter S Corporation for federal income tax purposes. Accordingly, no income tax provision had been recorded prior to the Share Exchange as any income earned or losses incurred and any tax credits were reported by the stockholders in their individual federal and state income tax returns.

Use of Estimates in Preparing Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Critical accounting policies requiring the use of estimates are, allowance for doubtful accounts, depreciation and amortization and share-based payments.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheet for cash, accounts receivable, accounts payable accrued expenses and advances from stockholders approximate their fair values based on the short-term maturity of these instruments. The carrying amount of the Company’s note obligations approximate fair value as the terms of these notes are consistent with terms available in the market for instruments with similar risk.

Reclassification of Distributions as Salaries and Related Expenses

During the year ended December 31, 2005, the Company’s predecessor was a privately-owned Subchapter S Corporation that distributed to its two principal officers and stockholders, accumulated earnings in lieu of paying salaries. The Company has reclassified $294,300 of payments made to these officers (that were previously recorded as distributions) to salaries and related expenses in the accompanying statement of operations for the year ended

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2005 in conformity with SEC requirements for reporting related party transactions. The amounts reclassified are based on the salaries received by these officers in 2006 plus payroll taxes that the Company would have paid had the officers been compensated as employees of the Company.

Recently Issued Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 150.” SFAS No. 155 (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies that certain instruments are not subject to the requirements of SFAS 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that may contain an embedded derivative requiring bifurcation, (d) clarifies what may be an embedded derivative for certain concentrations of credit risk and (e) amends SFAS 140 to eliminate certain prohibitions related to derivatives on a qualifying special-purpose entity. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. The adoption of SFAS 155 did not have a material impact on the accompanying consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”), which amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 permits the choice of the amortization method or the fair value measurement method, with changes in fair value recorded in income for the subsequent measurement for each class of separately recognized servicing assets and servicing liabilities. The statement is effective for years beginning after September 15, 2006, with earlier adoption permitted. The adoption of this pronouncement did not have an effect on the accompanying consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not anticipate that the adoption of this pronouncement will have a material effect on its consolidated financial statements.

In November 2006, the EITF reached a final consensus in EITF Issue 06-6 “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments” (“EITF 06-6”). EITF 06-6 addresses the modification of a convertible debt instrument that changes the fair value of an embedded conversion option and the subsequent recognition of interest expense for the associated debt instrument when the modification does not result in a debt extinguishment pursuant to EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments.” The consensus applies to modifications or exchanges of debt instruments occurring in interim or annual periods beginning after November 29, 2006. The adoption of EITF 06-6 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In November 2006, the FASB ratified EITF Issue No. 06-7, “Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities” (“EITF 06-7”). At the time of issuance, an embedded conversion option in a convertible debt instrument may be required to be bifurcated from the debt instrument and accounted for separately by the issuer as a derivative under FAS 133, based on the application of EITF 00-19. Subsequent to the issuance of the convertible debt, facts may change and cause the embedded conversion option to no longer meet the conditions for separate accounting as a derivative instrument, such as when the bifurcated instrument meets the conditions of Issue 00-19 to be classified in stockholders’ equity. Under EITF 06-7, when an embedded conversion option previously accounted for as a derivative under FAS 133 no longer meets the bifurcation criteria under that standard, an issuer shall disclose a description of the principal changes causing the embedded conversion option to no longer require bifurcation under FAS 133 and the amount of the liability for the conversion option reclassified to stockholders’ equity. EITF 06-7

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

applies to all previously bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in FAS 133 in interim or annual periods beginning after December 15, 2006, regardless of whether the debt instrument was entered into prior or subsequent to the effective date of EITF 06-7. The adoption of EITF 06-7 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact of the adoption of this statement on the Company’s results of operations and financial condition.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2006	June 30, 2007
Software	$—	$30,990
Furniture	26,204	28,173
Vehicles	50,010	50,010
Computer equipment	17,305	22,825
Phone equipment	7,340	7,340
	100,859	139,338
Less: accumulated depreciation	(28,791)	(38,379)
Property and Equipment, Net	$72,068	$100,959

Depreciation expense for the year ended December 31, 2006 amounted to $17,401 and for six months ended June 30, 2007 amounted to $9,588.

NOTE 7 – ACCOUNTS RECEIVABLE FINANCING FACILITY

On August 1, 2006, the Company entered into a Loan and Security Agreement with a bank to provide the Company with up to $1.5 million in working capital financing in amounts equal to eighty percent (80%) of eligible accounts receivable. Advances under this arrangement bear interest at a rate of 1% above the Prime Lending Rate (9.25% at December 31, 2006) per annum. The facility expires on August 1, 2007. In addition, the Loan and Security Agreement required the Company to pay a nonrefundable commitment fee of $15,000, which is included in interest expense in the accompanying statement of operations for the year ended December 31, 2006.

Two individuals who are officers, directors and principal stockholders of the Company agreed to personally guaranty the facility up to $375,000 each until the six month anniversary of the facility, up to $187,500 each from 6 months to the one-year anniversary of the facility and $0 thereafter. Three of the Company’s officers subsequently transferred an aggregate of 750,000 shares to the two officers, directors and principal stockholders to compensate them for having personally guaranteed the accounts receivable financing facility. In accordance with SEC Staff Accounting Bulletin (SAB) 5T amended by SAB 79, "Accounting for Expenses on Liabilities Paid by Principal Stockholder," the Company recorded a $435,000 stock based compensation charge in the accompanying consolidated statements of operations for the year ended December 31, 2006, for the fair value of the shares transferred under this arrangement ($0.58 per share on August 31, 2006).

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At various times beginning August 1, 2006 through June 30, 2007, the Company utilized the facility up to $800,000. As of June 30, 2007, no principal was outstanding under the facility. Accordingly, the amount of unused credit under this facility is equal to $1,500,000 at June 30, 2007, subject to the availability of eligible accounts receivable as defined under the credit agreement. Total interest paid under the facility amounted to $5,769 for the six months ended June 30, 2007 and $22,950 for the year ended December 31, 2006.

As more fully described in Note 17, in September 2007, the Company entered into a Standby Letter of Credit Agreement with the same bank, placing a $750,000 restriction on the facility, to secure its purchases with a key vendor up to $2,000,000. Amounts drawn under the Letter of Credit bear interest at a rate of 5% above the Prime Lending Rate per annum.

NOTE 8 – EQUIPMENT NOTES PAYABLE

Automobile Note Payable

On February 15, 2004, the Company entered into a non-interest bearing note with a bank secured by an automobile with a net book value of approximately $8,696 at June 30, 2007. The balance of the note amounted to approximately $9,991 and $7,302 at December 31, 2006 and June 30, 2007, respectively. The note matures on March 14, 2009 and requires monthly payments of approximately $384.

Equipment Financing

In January, 2007, the Company entered into loan and security agreements bearing interest at a rate of approximately 9.6% per annum to finance the cost of an enterprise resource planning system including software, with a net book value of $30,990, hardware leasing, maintenance and support services. The notes mature in August 2010 and require monthly payments, after a 6-month grace period, of approximately $3,049.

Maturities of equipment notes payable is as follows:

Amount
For the period from July 1, 2007 to December 31, 2007	$13,991
For the years ended December 31,
2008	34,621
2009	33,474
2010	18,275

Total	$100,361

NOTE 9 – STOCKHOLDERS’ LOANS

On December 13, 2005, the Company’s stockholders made an aggregate of $400,000 of non-interest-bearing loans to the Company. The loans, which were payable on demand, were repaid on January 11, 2006.

On January 11, 2006, the Company entered into an agreement with the stockholders of Pelican to distribute to them an amount, in cash, equal to the retained earnings of Pelican at the time of the Share Exchange, subject to the completion of an audit of the Company’s financial statements for the years ended December 31, 2005 and 2004. The amount of the distribution, determined upon the completion of the audit, amounted to $1,881,007. For the purposes of funding working capital, the stockholders’ agreed to loan this amount back to the Company, with interest at the rate of 10% per annum, compounding monthly, commencing on January 1, 2006. The note agreement provided for the principal to be repaid no earlier than three-hundred sixty-five (365) days from the date of its issuance and thereafter, would be payable on demand. The 365 day maturity period stipulated in the note occurred on January 10, 2007 at which time, the balance due became payable on demand. On April 4, 2006, the Company repaid $400,000 to the stockholders, reducing the principal balance of the note to $1,481,007. As of December 31, 2006, accrued interest on these notes amounted to $12,404. Total interest paid under these notes for the year ended December 31, 2006 amounted to $150,583.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On March 31, 2007, the Company repaid the loans from the stockholders in full, amounting to $1,481,007 and $12,404 in accrued interest at that date using proceeds received in the private placement described in Note 12.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company rents office spaces under two separate non-cancelable operating leases, expiring in December 2008 and March 2011, respectively. One of these office facilities is being leased to the Company by a related party (Note 11) Future minimum lease payments under these lease agreements, exclusive of the Company’s share of operating costs, are as follows:

Year Ended December 31,	Amount
2007	69,100
2008	70,568
2009	39,695
2010	41,282
2011	10,421

Total	$231,066

On May 16, 2007, the Company entered into a non-cancelable operating lease for 22,410 sq. ft. of office and warehouse facilities expiring 7 years and three months from the date of occupancy by the Company, which, under the terms of the lease agreement, is expected to commence on or before December 17, 2007. The commencement of the operating lease is subject to substantial completion of improvements to the facility, which the lessor has up to 175 days to complete. The lessor has provided the Company with an allowance of $221,400 to be used toward making improvements to the leased premises.

Under the terms of the lease agreement, the Company is required to pay to the lessor an aggregate security deposit of $175,000 of which $15,000 was paid, $60,000 was due to the lessor upon approval of the improvement plan, which was approved on June 22, 2007, and the remaining $100,000 is due to the lessor upon the earlier of (i) the lessor granting early access to the warehouse facility or (ii) the commencement date of the lease. Upon completion of the twelfth full month of the term of the lease, the lessor is required to refund to the Company $87,500 of the security deposit, subject to timely lease payments by the Company and no other event of default. Upon completion of the twenty-fourth month of the term of the lease, the lessor is required to refund to the Company $72,500 of the security deposit, subject to timely lease payments by the Company and no other event of default. The remaining $15,000 will be refunded to the Company upon the completion of the lease term.

In addition, the lease agreement provides for the Company to reimburse the lessor for the cost of the improvements on a pro rata basis over the term of the lease in the event of the Company's default on or termination of the lease agreement prior to the expiration of term of the lease in 2015. The lease agreement also provides for the lessor to make certain penalty payments to the Company in the event that the lessor fails to complete the required improves within the contractual 175 day construction period. Such penalties are payable for a period up to 120 days, commencing on December 18, 2007, at which time if the lessor fails to complete its improvements under the term of the lease, the agreement will terminate and neither party shall have any further liability to the other.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Future minimum lease payments under this lease agreement, assuming occupancy commences on October 11, 2007, excluding the Company’s share of operating costs, are as follows:

Year Ended December 31,	Amount
2007	$14,847
2008	163,762
2009	168,671
2010	189,956
2011	195,650
Thereafter	639,552

Total	$1,372,438

The Company records total rent expense over the term of the lease on a straight-line basis. Rent expense amounted to $54,385 and $24,000 for the years ended December 31, 2006 and 2005, respectively, and $54,108 and $45,416 for the six months ended June 30, 2007 and 2006, respectively.

Settlement of Legal Proceedings

On May 2, 2007, the Company entered into a settlement and release agreement with Joseph Cornwell, Fareri Financial Services, Inc. and Anthony Fareri & Associates (the “Claimants”) to settle certain alleged claims arising out of the Share Exchange. The Company issued 250,000 shares of restricted Common Stock to Joseph Cornwell and 100,000 shares of restricted Common Stock to Fareri & Associates, Inc. The aggregate fair value of the settlement amounted to $462,000 on May 2, 2007. The settlement and release agreement forever discharges the Company from any and all manner of claims, demands, actions or suits the Claimants have had or may have against the Company now and in the future. The Company fully accrued for this legal proceeding at December 31, 2006 and has included the fair value of the Common Stock for the legal settlement in selling, general and administrative expenses.

Legal Dispute

On March 2, 2007, Birch Systems, LLC, filed an action against the Company in the U.S. District Court for the Northern District of Georgia, Atlanta Division. The complaint alleges that the Company breached its obligations under the consulting agreement by failing to timely compensate Birch in the manner set forth in the agreement. Birch is seeking monetary damages in the amount $100,000, plus accrued interest, the transfer to Birch of 1.25 million shares of the Company’s Common Stock, the issuance to Birch of three million warrants to purchase the Company’s Common Stock and reasonable attorney’s fees. Birch is additionally seeking a “constructive trust” in connection with the 1.25 million shares of stock and a permanent injunction against the Company from taking any action to dilute Birch’s ownership interest in the Company’s Common Stock. Management believes Birch’s claims are without merit, intends to vigorously defend against the claim and believes the Company’s cancellation of this agreement was effected in accordance with terms permitting termination for cause. The Company is unable to determine the outcome of this matter, but has recorded Common Stock and warrant compensation expense from the commencement of the agreement to the date of termination in the amounts of $138,542 for the fair value of 208,334 shares of Common Stock that would have been earned under the agreement and $213,544 for the fair value of warrants that would have been earned under the agreement. Although management believes that the Company has strong defenses available to it in the case, there can be no assurance that the outcome will not have a material effect on the Company’s financial condition or results of operations.

Employment Agreements

On January 6, 2006, the Company entered into employment agreements with five of its key executives. The agreements provide, among other things, for the payment of aggregate annual salaries of approximately $900,000 and up to six months of severance compensation for terminations under certain circumstances. These employment agreements expire on January 6, 2008 and at the option of the Company are renewable for successive one year terms. Aggregate potential severance compensation amounts to $450,000. On June 2, 2006, each of the five key

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

executives agreed to a 25% permanent reduction in annual salaries to reduce operating expenses, resulting in aggregate annual salaries of $675,000 and aggregate potential severance compensation amounting to $337,500. Accordingly, compensation expense gives effect to a $143,655 aggregate reduction in salary expense and approximately $21,548 in aggregate payroll taxes and employee benefits during the year ended December 31, 2006.

On September 1, 2006, a key executive employment’s was terminated as a result of his resignation. The Company entered into a Severance and Release Agreement with the executive to provide 6 months’ salary and continued benefits. For the year ended, December 31, 2006, total payments under this severance agreement amounted to $42,241, with $24,966 remaining as accrued expense at December 31, 2006.

On February 1, 2006, the Company entered into employment agreements with four key employees. The agreements provide, among other things, for the payment of aggregate annual salaries of approximately $528,000 and up to six months of severance compensation for terminations under certain circumstances. Aggregate potential severance compensation amounts to $264,000. In addition, the employment agreements with these four key employees provide for the payment of signing bonuses amounting to $200,000 in the aggregate. The Company has accrued but not yet paid these signing bonuses. Finally, upon initial contract award to the Company’s Tactical Solution Options Group, the four key executives are to receive 1,000,000 shares of restricted Common Stock of the Company. On January 1, 2007, these four key employees agreed to a permanent reduction in annual salaries to reduce operating expenses, resulting in aggregate annual salaries of $480,000 and aggregate potential severance compensation amounting to $240,000. Accordingly, compensation expense gives effect to a $24,000 aggregate reduction in salary expense and approximately $3,600 in aggregate payroll taxes and employee benefits during the six months ended June 30, 2007.

On March 6, 2006, the Company entered into an employment agreement with a key executive. The agreement is substantially similar to the employment agreements with the Company’s other five key executives, with the exception of the annual base salary which amounts to $130,000 per year and aggregate potential severance compensation of $65,000. On January 1, 2007, the Company increased the key executive’s base salary to $135,000 per year, resulting in aggregate potential severance compensation of $67,500.

NOTE 11 – RELATED PARTY TRANSACTIONS

Lease of PelicanMobile Offices from Peppermill Properties, LLC

As described in Note 10, the Company leases approximately 2,500 square feet of office space from Peppermill Properties, LLC, a Maryland limited liability company (“Peppermill”). Peppermill is owned and managed by the former shareholders of Pelican, now officers, directors and principal stockholders of the Company. On January 1, 2004, the Company entered into a 5-year lease with Peppermill. For the year ended December 31, 2006, rent expense amounted $28,200. Future minimum lease payments under this lease are as follows:

Year	Monthly Rent	Minimum Expected Lease Payments
2007	$2,350	$28,200
2008	$2,700	$32,400
Total		$60,600

Personal Guarantee of American Bank Credit Facility

As described in Note 7, two officers, directors and principal stockholders of the Company agreed to personally guarantee an accounts receivable financing facility.

Loans from Stockholders

As described in Note 9, certain of the Company’s officers, directors and principal stockholders provided the Company with borrowings that were repaid in March 2007.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Reclassification of Distributions to Stockholders

The Company has reclassified $294,300 of distributions made from retained earnings to two officers/stockholders of the Company during the year ended December 31, 2005. The amount reclassified is based on the salaries received by these officers in 2006 plus payroll taxes of approximately 9% the Company would have paid had the officers been compensated as employees of the Company.

NOTE 12 - STOCKHOLDERS’ EQUITY

Authorized Capital

The Company is authorized to issue up to 120,000,000 shares of capital stock including 100,000,000 shares of $0.0001 par value Common Stock and 20,000,000 shares of $0.0001 par value preferred stock. The preferred stock may be issued in one or more classes to be designated at the discretion of the Company’s board of directors. The Company has not issued any preferred shares nor has the board of directors designated any classes of preferred stock as of December 31, 2006.

Reverse Stock Split

On January 19, 2006, the Company announced a one-for-three reverse stock split. Under the terms of the reverse stock split, the Company’s stockholders of record on that date received one share of Common Stock for every three shares of Common Stock held on that date. The reverse stock split became effective on January 19, 2006.

Completion of Share Exchange

As described in Note 2, the Company completed the Share Exchange with AFHI on January 6, 2006, AFHI had 5,512,103 shares outstanding at the time in which the Share Exchange was completed after the cancellation of approximately 2,549,000 shares of Common Stock by certain AFHI stockholders to facilitate the share exchange.

Securities Purchase Agreement and Warrants

On January 31, 2007, the Company entered into a securities purchase agreement with a non-employee as an inducement to sell certain securities held by the stockholder to a group of investors introduced to the Company and the stockholder by the Company's financial advisor. The agreement provides the stockholder with the right within 24 months to purchase 1,500,000 shares of the Company’s Common Stock at an aggregate price of $100,000. The stockholder has 24 months to deliver the purchase price, at which time the agreement terminates. The Company recorded the fair value of the securities purchase agreement as other expense during the six months ended June 30, 2007. The fair value of the securities purchase agreement amounted to $1,185,000 and was estimated using the Black-Scholes option-pricing model with a closing price of $0.85 on the date of the grant, the respective exercise price, a 2- year life, a stock price volatility of 96% and a risk-free rate of return of 4.6%. The stockholder was granted “piggyback” registration rights with respect to these shares.

On January 31, 2007, the Company issued warrants to purchase 1.0 million shares of Common Stock of the Company to the same stockholder above at an exercise price of $0.25 per share. The warrants will expire five years from the date of issuance. The fair value of the warrants amounted to $745,110 and was estimated using the Black-Scholes option-pricing model with a closing price of $0.85 on the date of the grant, the exercise price, a 5-year life, a stock price volatility of 96% and a risk-free rate of return of 4.6%.

The aggregate fair value of the securities purchase agreement and the Common Stock purchase warrants amounts to $1,930,110 ($1,185,000 for the fair value of the 1.5 million shares issuable under the securities purchase agreement and $745,110 for the fair value of the 1.0 million Common Stock purchase warrants), which is included in other expense in the accompanying consolidated statement of operations for the six months ended June 30, 2007.

Placement of Investment Units

During the six months ended June 30, 2007, the Company received funding under a private placement (the “2007 Placement”) of Investment Units (the “Units”). Each Unit was sold at a price of $0.50, with each unit

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

consisting of two shares of Common Stock, par value $0.0001, (the “Common Stock”) and a warrant to purchase one share of Common Stock at a price of $0.39 per share (the “Warrants”). The Warrants are exercisable at any time prior to the expiration, five years following their issuance. The Company issued a total of 20,400,000 shares of Common Stock and Warrants to purchase a total of 10,200,000 shares of Common Stock. Aggregate proceeds from the 2007 Placement amounted to $4,561,218, net of legal and printing expenses of approximately $29,000 and aggregate selling agent fees of $510,000. The Company also issued warrants to purchase 1,020,000 shares of Common Stock to the placement agent. The investors and the placement agent were granted “piggyback” registration rights with respect to the shares of Common Stock included in the Units and underlying the Warrants.

NOTE 13 – SHARE-BASED PAYMENTS

To date, the Company has issued restricted stock, warrants and granted non-qualified stock options to certain employees and non-employees at the discretion of the board of directors. The Company does not currently have a stock incentive plan. All options granted to date have exercise prices that are less than the fair value of underlying stock at the date of grant and have terms of ten years. The vesting period of all options granted to date is 2 years and are dependent upon continued employment with the Company.

Restricted Stock Grants

On January 19, 2006 the Company granted (upon completion of the Share Exchange described in Note 2) an aggregate of 13,100,000 shares of restricted stock to certain executives, members of the newly formed TSO Division management team and the former president of AFHI.  This award includes (i) 13,000,000 shares granted to the key executives and TSO management team that vest upon the fourth anniversary of each of their respective employment origination dates with the Company, subject to accelerated vesting by the board of directors in their sole discretion under a verbal agreement between the Company and the executives later memorialized on June 26, 2007 and (ii) 100,000 fully vested and non-forfeitable shares issued to the former president of AFHI. The Company obtained an independent third-party appraisal of the fair value of its Common Stock at January 19, 2006, which amounted to $0.20 per share. Accordingly, the Company recorded $20,000 of stock based compensation on January 19, 2006 for the fair value of the 100,000 shares issued to the former President of AFHI.

As more fully described below, on August 31, 2006, the Company accelerated vesting with respect to 4,740,192 shares under this award. Accordingly, the Company recorded a $948,038 charge with respect to these restricted stock grants for the year ended December 31, 2006, of which $118,000 was recorded during the six months ended June 30, 2006, prior to the accelerated vesting date. The remaining 8,259,808 shares are subject to vesting over a four year period ending on January 19, 2010. The aggregate fair value of these shares, which amounts to $1,651,962 is being amortized over the four year vesting period in accordance with SFAS 123R. The recognized portion of these shares amounted to $346,305 during the year ended December 31, 2006, and $217,610 and $207,000 for the six months ended June 30, 2007 and 2006, respectively.

Effective August 31, 2006, the board of directors authorized the Company to accelerate vesting of 4,000,000 shares of restricted stock granted to the Company’s former President and Chief Executive Officer on January 19, 2006 in connection with his separation from the Company. The fair value of the shares amounted to $800,000, or $0.20 per share based upon the independent third-party appraisal of the fair value of its Common Stock at January 19, 2006. The Company accrued $142,780 for payroll taxes associated with this award at December 31, 2006 and has included this amount in salaries and related expenses in the statement of operations. The Company recorded the amount as stock-based compensation charge based on the grant date fair value of the shares in accordance with SFAS 123R. The former officer subsequently transferred 250,000 of these shares to two other officers as compensation for having personally guaranteed the accounts receivable financing facility described in Note 7.

Effective August 31, 2006, the board of directors authorized the Company to accelerate vesting of an aggregate of 740,192 shares of restricted stock granted to two of its key executives.  The fair value of the shares amounted to $148,038, or $0.20 per share based upon the independent third-party appraisal of the fair value of its Common Stock at January 19, 2006. The Company withheld 240,192 shares with an aggregate fair value of $26,422 to pay withholding taxes. The Company recorded the amount as stock-based compensation charge based on the

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

grant date fair value of the shares in accordance with SFAS 123R. The key executives subsequently transferred 500,000 of these shares to two other officers as compensation for having personally guaranteed the accounts receivable financing facility described in Note 7.

The aggregate fair value of the shares transferred to the officers/stockholders who personally guaranteed the accounts receivable financing arrangement described in Note 7 amounted to $435,000 based upon the closing trading price of $0.58 per share on August 31, 2006.

In February and April 2006, the Company issued an aggregate of 200,000 shares of Common Stock to a firm in connection with a placement agency agreement (Note 16). These shares were fully vested and non-forfeitable on their date of issuance and not subject to the completion of a financing transaction. The Company obtained an independent third-party appraisal of the fair value of the shares, which amounted to $40,000 or $0.20 per share, including $40,000 recorded as stock-based compensation expense during the six months ended June 30, 2006. The Company recorded the amount as stock-based compensation in accordance with EITF 96-18.

On October 24, 2006, the Company issued an aggregate of 60,000 shares of Common Stock to certain of its employees as compensation. The fair value of the shares amounted to $27,000 or $0.45 per share based upon the closing trading price of the Company’s Common Stock on that date and was recorded as a stock-based compensation expense as of that date in accordance with SFAS 123R.

As described in Notes 10 and 16, the Company entered into a consulting agreement on December 8, 2006, in which it issued 1,250,000 shares of Common Stock to a consulting firm engaged to provide marketing and business development consulting services for a term of one year commencing on December 11, 2006. The fair value of the shares amounted to $725,000 ($0.58 per share) and $937,500 ($0.75 per share) based upon the closing trading price of the Company’s Common Stock as of December 31, 2006 and February 8, 2007, respectively, in accordance measurement date principles prescribed under EITF 96-18. The Company is amortizing the fair value of the shares over the term of the agreement to stock-based compensation expense, which amounted to $60,417 for the year ended December 31, 2006 and $78,125 for the six months ended June 30, 2007 in accordance with EITF 96-18.

As described in Note 16, the Company entered into a consulting agreement on December 18, 2006, in which it issued 750,000 shares of Common Stock to a consulting firm engaged to provide investment banking services for a term of one year. The fair value of the shares amounted to $367,500 ($0.49 per share) based upon the closing trading price of the Company’s Common Stock on that date. The Company is amortizing the fair value of the shares over the term of the agreement to stock-based compensation expense, which amounted to $30,625 for the year ended December 31, 2006 and $183,750 for the six months ended June 30, 2007 in accordance with EITF 96-18.

Common Stock Purchase Warrants

As described in Note 16, in connection with a consulting agreement entered into on December 8, 2006, the Company issued 3,000,000 Common Stock purchase warrants with a weighted average exercise price of $0.285 per share. All of these warrants are forfeitable in the event that the agreement is terminated for cause prior to the completion of the one year service period. The fair value of these warrants, which amount to $1,047,284, is being accounted for in accordance with the measurement date provisions of EITF 96-18. The Company is amortizing to stock-based compensation expense the fair value of the warrants over the term of the agreement, or 12 months, which amounted to approximately $87,274 for the year ended December 31, 2006. The Company determined the fair value of these warrants using the Black-Scholes Option Pricing Model. Assumptions relating to the estimated fair value of these warrants are as follows: fair value of Common Stock of $0.58 (as of December 31, 2006); risk–free interest rate of 4.97%; expected dividend yield zero percent; expected warrant life of 1 year; and current volatility of 96%. In accordance with the measurement date provisions of EITF 96-18, the Company re-measured the warrants based on fair value on February 8, 2007 (the date of the termination of the agreement). The aggregate fair value of the warrants amounted to $1,515,240, of which $126,270 was amortized as stock-based compensation expense during the six months ended June 30, 2007. Assumptions relating to the estimated fair value of these warrants at the date of the termination of the agreement are as follows: fair value of Common Stock of $0.75 (as of February 8, 2007); risk–free interest rate of 5.06%; expected dividend yield zero percent; expected warrant life of 1 year; and current volatility of 96%.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As described in Note 16, in connection with a consulting agreement entered into on December 18, 2006, the Company issued 3,000,000 warrants with a weighted average exercise price of $0.285 per share. The warrants were fully vested and non forfeitable at their date of issuance. The fair value of these warrants, which amounted to $810,211, is being accounted for in accordance with the measurement date provisions of EITF 96-18. The Company is amortizing to stock-based compensation expense the fair value of the warrants over the term of the agreement, or 12 months, which amounted to approximately $67,517 for the year ended December 31, 2006 and $405,105 for the six months ended June 30, 2007. The Company determined the fair value of these warrants using the Black-Scholes Option Pricing Model. Assumptions relating to the estimated fair value of these warrants are as follows: fair value of Common Stock of $0.49; risk–free interest rate of 4.97%; expected dividend yield zero percent; expected warrant life of 1 year; and current volatility of 96%.

As described in Note 16, in connection with a consulting agreement entered into on May 23, 2007, the Company issued 2,000,000 warrants with a weighted average exercise price of $1.00 per share. The warrants were fully vested and non forfeitable at their date of issuance. The fair value of these warrants, which amounted to $425,182, is being accounted for in accordance with the measurement date provisions of EITF 96-18. The Company is amortizing to stock-based compensation expense the fair value of the warrants over the term of the agreement, or 12 months, which amounted to approximately $35,432 for the six months ended June 30, 2007. The Company determined the fair value of these warrants using the Black-Scholes Option Pricing Model. Assumptions relating to the estimated fair value of these warrants are as follows: fair value of Common Stock of $0.75; risk–free interest rate of 4.99%; expected dividend yield zero percent; expected warrant life of 1 year; and current volatility of 96%.

A summary of warrant activity is as follows:

	Shares Underlying Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2005	—	—	—
Granted	6,000,000	$0.285	—
Forfeited or expired	—	—	—
Exercised	—	—	—
Outstanding at December 31, 2006	6,000,000	$0.285	4.96
Exercisable at December 31, 2006	6,000,000	$0.285	4.96
Granted	14,220,000	$0.466	—
Forfeited or expired	(3,000,000)	$0.285	—
Exercised	—	—	—
Outstanding at June 30, 2007	17,220,000	$0.434	4.38
Exercisable at June 30, 2007	17,220,000	$0.434	4.38

Warrants issued during the six months ended June 30, 2007 include (i) 10,200,000 warrants to the investors in the placement of units described in Note 12, (ii) 1,020,000 warrants to the placement agent of the units described in Note 12, (iii) 1,000,000 warrants issued to the stockholder in connection with the securities purchase agreement described in Note 12 and (iii) 2,000,000 warrants issued to a consultant in connection with the agreement described in Note 16.

Stock Options

During the year ended December 31, 2006, the Company granted options to purchase an aggregate of 1,250,000 shares of its Common Stock. These options include: (i) a grant on March 6, 2006 of options to purchase 500,000 shares at $0.01 per share with a fair value of $100,000 to the chief operating officer of the Company upon execution of his employment agreement, (ii) a grant on March 13, 2006 of options to purchase 250,000 shares at $0.01 per share with a fair value of $50,000 to an employee and (iii) a grant on October 10, 2006 to purchase 500,000 shares at $0.01 per share, with a fair value of $175,000 to the chief operating officer upon his promotion to the position of chief executive officer. All of the options vest quarterly over two years and expire 10 years after date of grant.

For the 750,000 options granted in March 2006, the Company obtained an independent third-party appraisal of the fair value of the shares underlying the options. Assumption related to estimating the fair value of the

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

750,000 options granted are: fair value of underlying Common Stock $0.20; risk-free interest rate of 4.77%; expected dividend yield zero percent; expected option life of six years; and expected volatility of 96%.

Assumptions relating to estimating the fair value of the 500,000 options granted in October 2006 are as follows: fair value of underlying Common Stock $0.35; risk-free interest rate of 4.72%; expected dividend yield zero percent; expected option life of six years; and expected volatility of 96%.

The Company cancelled 187,500 stock options on October 9, 2006 in connection with the termination of the grantee employee.

For the year ended December 31, 2006, total stock-based compensation expense for these options amounted to $50,000. The fair value of the unvested portion of stock options at December 31, 2006 is $162,500 with a weighted-average remaining vesting period of 1.5 years.

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has not paid dividends to date and does not expect to pay dividends in the foreseeable future as it intends to use any future retained earnings to fund business growth. Accordingly, expected dividends yields are currently zero. In accordance with SFAS 123R, the Company has reviewed the available data with respect to the proportion of outstanding options the Company expects to vest annually and have assumed that 100% of outstanding options will vest annually. Unearned compensation related to potions granted through December 31, 2006 remain unadjusted to reflect this assumption. The Company will prospectively monitor employee terminations, exercises and other factors that could affect its expectations relating to the vesting of options in future periods. The Company will adjust its assumptions relating to its expectations of future vesting and the terms of options at such times that additional data indicates that changes in these assumptions are necessary. Expected volatility is principally based on the historical volatility of the Company’s stock.

A summary of option activity for the year ended December 31, 2006 and for the six months ended June 30, 2007 is as follows:

	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2005	—	—	—
Granted	1,250,000	$0.01	—
Forfeited or expired	187,500	$0.01	—
Exercised	—	—	—
Outstanding at December 31, 2006	1,062,500	$0.01	9.46
Exercisable at December 31, 2006	250,000	$0.01	9.19
Granted	—	—	—
Forfeited or expired	—	—	—
Exercised	—	—	—
Outstanding at June 30, 2007	1,062,500	$0.01	8.96
Exercisable at June 30, 2007	500,000	$0.01	8.69

The weighted-average grant-date fair value of the 1,250,000 stock options granted during the year ended December 31, 2006 amounted to approximately $0.24 per share. The total fair value of options vested during the year ended December 31, 2006 amounted to $50,000. The Company did not capitalize the cost associated with stock-based compensation.

Aggregate stock-based compensation, including $50,000 for the fair value of employee stock options and $1,907,385 for the fair value of vested restricted stock to employees and non-employees for all awards made during the year ended December 31, 2006 amounted to $2,112,176.

At June 30, 2007, the aggregate intrinsic value of options outstanding and options exercisable, based on the June 29, 2007 closing price of the Company Common Stock ($0.56 per share) amounted to $595,000 and $280,000, respectively.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The total fair value of options vested during the six months ended June 30, 2007 amounted to $68,750. The Company did not capitalize the cost associated with stock-based compensation.

Aggregate stock-based compensation, including $68,750 for the fair value of employee stock options and $479,485 for the fair value of vested restricted stock to employees and non-employees for the six months ended June 30, 2007 amounted to $548,235. Aggregate stock-based compensation, including $18,750 for the fair value of employee stock options and $345,000 for the fair value of employee restricted stock, to employees and non-employees for all awards made during the six months ended June 30, 2006 amounted to $403,750.

NOTE 14 – MAJOR CUSTOMERS AND VENDORS

Major Customers

During the year ended December 31, 2006, sales to three customers, all of which are agencies of municipal governments, amounted to $1,796,772, $1,844,298 and $2,455,492, representing approximately 10%, 11% and 14% of net sales for the year, respectively. Accounts receivable due from one of these customers amounted to $678,570, or 33% of total accounts receivable at December 31, 2006. Accounts receivable from two other customers amounted to $447,384 and $716,086 or approximately 22% and 35% of total accounts receivable at December 31, 2006, respectively.

During the year ended December 31, 2005, sales to three customers, all of which are agencies of municipal governments, amounted to $929,614, $1,309,934 and $2,474,205, representing approximately 10%, 14% and 27% of net sales for the year, respectively. Accounts receivable due from one of these customers amounted to $889,819 at December 31, 2005. Accounts receivable from two other customers amounted to $236,495 and $249,476 or approximately 11% each of total accounts receivable at December 31, 2006.

During the six months ended June 30, 2007, sales to three customers, all of which are agencies of state or municipal governments, amounted to $589,596, $732,048 and $1,115,290, representing approximately 10%, 13%, and 19% of net sales for the period, respectively. Accounts receivable due from one of these customers amounted to $146,249 or approximately 14% of total accounts receivable at June 30, 2007. Accounts receivable from two other customers amounted to $108,740 and $525,526 or approximately 10% and 50%, respectively of total accounts receivable at June 30, 2007,.

During the six months ended June 30, 2006, sales to two customers, both of which are agencies of state or municipal governments, amounted to $995,960 and $1,403,822, representing approximately 13% and 19% of net sales for the period, respectively.

Major Vendors

The Company purchased substantially all laptop computers that it resold during the periods presented from a single distributor. Revenues from laptop computers, which amounted to $5,540,257 and $11,531,316, comprised approximately 61% and 67% of total revenues for the years ended December 31, 2005 and 2006, respectively. Revenues from laptop computers, which amounted to $5,485,102 and $3,638,984, comprised approximately 72% and 63% of total revenues for the six months ended June 30, 2006 and 2007, respectively.

In addition, the Company purchases custom-designed laptop mounts for vehicles from a single vendor. Revenues from laptop vehicle mounts, which amounted to $1,093,581 and $1,928,478 for the year ended December 31, 2005 and 2006 comprised approximately 12 % and 11% of total revenues for the year. Revenues from laptop vehicle mounts, which amounted to $574,447 and $685,001, comprised approximately 9% and 12% of total revenues for the six months ended June 30, 2006 and 2007, respectively.

While the Company believes that alternative sources of these products are available, it has yet to identify sources other than these two vendors that have the ability to deliver these products to the Company within the time frames and specifications that it currently demands. The loss of either of these vendors could result in a temporary disruption of the Company’s operations.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15– INCOME TAXES

The Company’s wholly-owned subsidiary, Pelican, prior to the Share Exchange, was organized as a Subchapter S Corporation for federal income tax purposes. Accordingly, any amounts earned for the year ended December 31, 2005 are being reported by Pelican’s former stockholders on their individual tax returns. Accordingly, the Company has not recognized any income tax expense in the accompanying financial statements for the year ended December 31, 2005. Had income tax expense been recognized using an effective tax rate of 38% under the method prescribed by SFAS 109, the Company’s net income and net income per common share would have been changed to the following pro forma amounts for the year ended December 31, 2005:

Net income before tax, as reported	$1,437,815
Income tax expense, pro forma	(546,370)

Net Income, Pro Forma	$891,445

Net income per common share, pro forma
Basic and Diluted	$0.04

Weighted average number of common shares outstanding
Basic and Diluted	25,000,000

As described in Note 5, the Company adopted FIN 48 effective January 1, 2007. FIN 48 requires companies to recognize in their financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure.

Management does not believe that the Company has any material uncertain tax position requiring recognition or measurement in accordance with the provisions of FIN 48. Accordingly, the adoption of FIN 48 did not have a material effect on the Company financial statements. The Company’s policy is to classify penalties and interest associated with uncertain tax positions, if required as a component of its income tax provision.

The Company and its subsidiary intend to file consolidated federal and state income tax returns. The consolidated group for this purpose includes Tactical Solution Partners, Inc. (formerly known as American Financial Holdings Inc. (“AFHI”) and its wholly owned subsidiary Pelican Mobile Computers, Inc. AFHI, prior to the Share Exchange Transaction, had no operations. The initial period of tax reporting is for the Company is for the year ended December 31, 2006. The Company has not yet filed its income tax returns for the year ended December 31, 2006.

At December 31, 2006, the Company has federal and state net operating loss carryforwards available to offset future taxable income, if any, of approximately $759,000 expiring at various times through 2026. These NOL’s may become subject to a substantial limitation under the “Change of Ownership” provisions under Section 382 of the Internal Revenue Code and similar state provisions. Such limitations could result in the expiration of these net operating losses prior to their utilization

The tax effects of significant temporary difference that give rise to the Company’s deferred tax assets and liabilities are as follows:

Net operating loss carry forwards	$292,000
Stock-based compensation	153,000
445,000
Valuation allowance	$(445,000)
Net deferred tax asset	$—

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company’s recorded income benefit, net of the change in the valuation allowance for each of the periods presented, is as follows:

Year Ended December 31,
2006
Current
Federal	$—
State	—
$

Deferred
Federal	$(392,000)
State	(53,000)
$(445,000)

Change in valuation allowance	445,000
$—

Pursuant to SFAS No. 109 “Accounting for Income Taxes,” management has evaluated the recoverability of the deferred income tax assets and the level of the valuation allowance required with respect to such deferred income tax assets. After considering all available facts, the Company fully reserved for its deferred tax assets because it is more likely than not that their benefit will not be realized in future periods. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company’s deferred income tax assets satisfies the realization standard of SFAS No. 109, the valuation allowance will be reduced accordingly.

A reconciliation of the expected Federal statutory rate of 34% to the Company’s actual rate as reported for the year ended December 31, 2006 is as follows:

2006
Expected statutory rate	(34.00)%
State income tax rate, net of Federal benefit	(4.62)%
Permanent differences
Legal settlement payable in common stock	6.07%
Compensation charge for stock transferred under credit facility guarantee	5.72%
Restricted stock awards not deductible for income tax purposes	11.64%
(15.19)%

Valuation allowance	15.19%
—

NOTE 16 – PLACEMENT AGENCY, CORPORATE FINANCE AND MARKETING ADVISORY SERVICES AGREEMENTS

Stonegate Securities, Inc.

On February 24, 2006, the Company entered into a Placement Agency Agreement (“Agency Agreement”) with Stonegate Securities, Inc. (“Stonegate”) providing for Stonegate to act as the Company’s exclusive agent for a period of 90 days with respect to the proposed issuance of up $20,000,000 in equity or convertible debt securities. The Agency Agreement provides for the Company to pay fees to Stonegate, upon its successful completion of a financing transaction of up to 8% of the gross proceeds in such transactions.

The Company agreed to issue to Stonegate a Securities Purchase Warrant entitling Stonegate to purchase an amount of Common Stock equal to 10% of the total gross proceeds for a period of five years at an exercise price equal to the price at which the securities are sold to the funding source.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

To compensate Stonegate for initial due diligence and marketing efforts, the Company agreed to issue 200,000 shares of restricted Common Stock to Stonegate or its designees, of which 100,000 shares were issued concurrent with entering into the Agency Agreement and the remaining 100,000 shares were issued on April 13, 2006. As described in Note 13, aggregate fair value of these shares, based upon a third-party appraisal, amounted to $40,000. The Company has granted piggy-back registration rights with respect to shares it issued to Stonegate and has agreed to register, on its next registration statement (other than registrations of shares underlying employee benefit plans) shares of stock it issued to Stonegate designees. To date, no funds have been raised under this Agency Agreement.

Birch Systems LLC

On December 8, 2006, the Company entered into a twelve (12) month consulting agreement with Birch Systems, LLC (“Birch”) commencing on December 11, 2006, to provide introductions to business contracts, marketing outlets and other such services to increase awareness of the Company. As compensation, the Company agreed to (i) pay a monthly consulting fee of $10,000, which is included in selling, general and administrative expenses in the accompanying statement of operations for the year ended December 31, 2006 and (ii) issue 1,250,000 shares of Common Stock to Birch. In addition, the Company agreed to issue (i) 1.5 million Common Stock purchase warrants exercisable at a price equal to the next established offering price of the Company’s Common Stock, or $0.25 per share, (ii) 500,000 Common Stock purchase warrants exercisable at a 10% premium to the next established offering price, or $0.275 per share, (iii) 500,000 Common Stock purchase warrants exercisable at a 25% premium to the next established offering price, or $0.3125 per share, and (iv) 500,000 Common Stock purchase warrants exercisable at a 50% premium to the next established offering price, or $0.375 per share, for an aggregate of 3,000,000 warrants. The Company set the offering price at $0.25 per share of Common Stock in January 2007 in the process of completing a private placement memorandum dated February 23, 2007 and as amended March 30, 2007. The Company has given retroactive effect to this offering price in estimating the fair value of the warrants. The agreement provides that the warrants will expire five years from the date of issuance.

On February 8, 2007, the Company terminated the agreement with Birch for cause and requested return of the shares and warrants. On March 2, 2007, Birch Systems, LLC, filed an action against the Company in the U.S. District Court for the Northern District of Georgia, Atlanta Division seeking monetary damages amounting to the full cash, stock and warrant compensation package under the agreement and legal fees (Note 10).

In accordance with the provisions of EITF 96-18, the Company was required to re-price the fair value of the share and the warrants as of December 31, 2006 and February 8, 2007 (the termination date). As described in Note 13, the fair value of the 3 million warrants amounted to $1,047,284 and $1,515,240 using the Black-Scholes option-pricing model at December 31, 2006 and February 8, 2007, respectively. The Company recorded $147,691 of aggregate stock-based compensation expense under this agreement ($60,417 for the fair value of 104,666 shares and $87,274 for the fair value of the warrants) for the year ended December 31, 2006. The Company also recorded $204,395 of aggregate stock-based compensation expense under this agreement ($78,125 for the fair value of 104,666 shares and $126,270 for the fair value of the warrants) for the six months ended June 30, 2007.

Sierra Equity Group, Ltd. Inc.

On December 18, 2006, the Company entered into a “Selling Agreement” with Sierra Equity Group, Ltd. Inc. (“Sierra”) to act as the exclusive selling agent for a period of 90 days for the purpose of raising up to $1 million on a best efforts basis. As compensation, the Company agreed to (i) a ten percent (10%) cash fee of the gross proceeds received from the sale of securities under the placement agency agreement (the “Financed Amount”) and (ii) warrants, entitling Sierra to purchase shares of Common Stock equal to 10% of the Financed amount at the prospective offering price, if such a transaction is completed within the 90 day period or unless extended by the Company for a period not to exceed an additional 90 days.

In addition, the Company entered into an Investment Advisory Services Agreement with Sierra on December 18, 2006, whereby it agreed to (x) issue 750,000 shares of Common Stock to Sierra, (y) a $5,000 per month retainer for a period of 12 months commencing on December 1, 2006, (z) issue to Sierra warrants to purchase (i) 1.5 million Common Stock purchase warrants exercisable at a price equal to the next established offering price of the Company’s Common Stock, or $0.25 per share, (ii) 500,000 Common Stock purchase warrants exercisable at a

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10% premium to the next established offering price, or $0.275 per share, (iii) 500,000 Common Stock purchase warrants exercisable at a 25% premium to the next established offering price, or $0.3125 per share, and (iv) 500,000 Common Stock purchase warrants exercisable at a 50% premium to the next established offering price, or $0.375 per share, for an aggregate of 3,000,000 warrants. The Company set the offering price at $0.25 per share of Common Stock in January 2007 in the process of completing a private placement memorandum dated February 23, 2007 and as amended March 30, 2007. The Company has given retroactive effect to this offering price in estimating the fair value of the warrants. The agreement provides that the warrants will expire five years from the date of issuance.

As described in Note 13, the fair value of the warrants amounted to $810,211 using the Black-Scholes option-pricing model. The fair value of the Common Stock amounted to $367,500 based on the closing price of the Company’s Common Stock on December 18, 2006.  The stock and the warrants were fully vested and non-forfeitable on their dates of issuance. Total compensation expense under this agreement for the year ended December 31, 2006 amounted to $98,143, or $30,625 for the fair value of the Common Stock and $67,517 for the fair value of the warrants.

Total compensation expense under this agreement for the six months ended June 30, 2007 amounted to $587,855, or $183,750 for the fair value of the Common Stock and $405,105 for the fair value of the warrants.

Amendment and Supplement to Agreements with Sierra Equity Group, Ltd. Inc.

On March 27, 2007, the Company amended and supplemented its Investment Banking Advisory and Selling Agent Agreements with Sierra. The supplement and amendment provides that upon receipt of funding under the Selling Agent Agreement, the Investment Banking Advisory Agreement shall be amended to increase the retainer fee from $5,000 per month to $10,000 per month. Aggregate retainer fees paid during the six months ended June 30, 2007 amounted to $65,000. In addition, the Company agreed to implement a corporate governance plan to comply with all federal, state and regulatory statutes. The Company also agreed not to make any changes to its management team one year from the date of the first closing of funding under the Selling Agent Agreement. Additionally, the Company agreed to reserve 12% of the net proceeds raised by Sierra under the private placement for the hiring of an investor and public relations firm. Accordingly, the Company reserved $547,346 for investor and public relations services, of which $200,000 was used to retain a public relations firm with the remaining $347,346 included as restricted cash at June 30, 2007. Finally, Sierra has proposed to purchase or arrange for the purchase of shares of Common Stock held a former officer and director of the Company. We granted “piggyback” registration rights on a best-efforts basis with respect to these shares.

Agreement with Trilogy Capital Partners, Inc.

On May 23, 2007, the Company entered into a 12-month consulting agreement with Trilogy Capital Partners, Inc. to provide marketing and capital market services in satisfaction of agreement with Sierra Equity Group, Ltd. Inc. to reserve 12% of the net proceeds raised by Sierra under the private placement. As compensation, the Company agreed to (i) pay a monthly consulting fee of $10,000 and (ii) issue 2.0 million Common Stock purchase warrants exercisable at a price of $1.00 per share. The warrants are fully vested and non-forfeitable on the date of issuance. The fair value of these warrants, which amounted to approximately $425,182, is being accounted for in accordance with the measurement date provisions of EITF 96-18. The Company is amortizing to stock-based compensation expense the fair value of the warrants over the 12-month term of the agreement. The Company determined the fair value of these warrants using the Black-Scholes Option Pricing Model. Assumptions relating to the estimated fair value of these warrants are as follows: fair value of Common Stock of $0.75; risk–free interest rate of 4.99%; expected dividend yield zero percent; expected warrant life of 1 year; and current volatility of 96%. Total stock-based compensation expense under this agreement for the six months ended June 30, 2007 amounted to $35,433 for the fair value of the warrants.

TACTICAL SOLUTION PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 17 – SUBSEQUENT EVENTS

Exercise of Stock Options

On August 8, 2007, an optionholder exercised 437,500 options at an aggregate exercise price of $4,375. The optionholder elected to pay the exercise price and associated withholding taxes through the cancellation of 144,025 options, resulting in a net issuance of 293,475 shares of Common Stock.

Employment of Executive Vice President of Sales

On August 27, 2007, the Company entered into a verbal agreement with an employee to serve as its Executive Vice President of Sales. The agreement provides for an annual salary of $210,000 per year plus benefits. The Company and the employee are in the process of negotiating additional terms that when finalized are intended to be memorialized in a written employment agreement.

Standby Letter of Credit Agreement

On September 7, 2007, the Company entered into a Standby Letter of Credit Agreement with the bank providing the Company with the accounts receivable financing facility described in Note 7. The Standby Letter of Credit Agreement places a $750,000 restriction on the facility to secure its purchases with a key vendor up to $2,000,000. The vendor that is secured under this agreement may, at its discretion, draw up to $750,000 under this facility. Should the Company not pay its invoices within net 30 days terms, advances under this facility would bear interest at a rate of 5% above the Prime Lending Rate per annum. To date, no amounts have been drawn under this Standby Letter of Credit Agreement. The Standby Letter of Credit Matures on September 7, 2008 at which time all outstanding principal and interest become due and payable.

PART III

Item 1.

Index to Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Share Exchange by and between Pelican Mobile Computers, Inc. and American Financial Holdings Inc. (formerly known as California Cyber Design, Inc.) **
3.1.1	Certificate of Incorporation of California Cyber Design, Inc. as filed with the State of Delaware on May 27, 1998 **
3.1.2	Certificate of Correction of Certificate of Incorporation of California Cyber Design, Inc. as filed with the State of Delaware on July 17, 1998 **
3.1.3	Certificate of Amendment of Certificate of Incorporation of California Cyber Design, Inc. as filed with the State of Delaware on August 11, 2004 **
3.1.4	Certificate of Amendment of Certificate of Incorporation of American Financial Holdings Inc. (formerly known as California Cyber Design, Inc.) as filed with the State of Delaware on January 6, 2006 **
3.1.5	Certificate of Amendment of Certificate of Incorporation of American Financial Holdings Inc. as filed with the State of Delaware on January 6, 2006 **
3.1.6	First Amended and Restated Certificate of Incorporation of Tactical Solution Partners, Inc. as filed with the State of Delaware on January 4, 2006 **
3.2	Bylaws of Tactical Solution Partners, Inc. **
4.1	Specimen certificate for Common Stock of Tactical Solution Partners, Inc. **
4.2	Stock Purchase Agreement by and between Tactical Solution Partners, Inc. and Paul Harary and Paris McKenzie TBE (Subscriber) dated January 31, 2007
4.3	Warrant to Purchase Tactical Solution Partners, Inc. Common Stock in favor of Paul Harary and Paris McKenzie TBE (Warrant Holder) dated January 31, 2007 **
4.4	Form of Subscription Agreement to Purchase Units of Tactical Solution Partners, Inc. **
4.5	Form of Warrant to Purchase Tactical Solution Partners, Inc. Common Stock by and among Tactical Solution Partners, Inc. and the Unit purchasers signatory thereto **
4.6	Form of Registration Rights Agreement, by and among Tactical Solution Partners, Inc. and the Unit purchasers signatory thereto **
4.7	Form of Warrant issued to Sierra Equity Group, Ltd. Inc. with respect to the Company’s March 2007 private offering closed March 30, 2007 and its assigns **
4.8	Form of Warrant issued to Sierra Equity Group, Ltd. Inc. under the Investment Banking Advisory Agreement dated December 18, 2006 and its assigns **
4.9	Form of Non-qualified Option Agreement to Purchase Shares of Common Stock of Tactical Solution Partners, Inc. **
10.1

Form of Employment Agreement, dated January 6, 2006, by and between Tactical Solution Partners, Inc. and its Executive Officers Chandra (C.B.) Brechin, Ryan Kirch, Maris J. Licis, and Scott Rutherford **

10.2	Form of Employment Agreement, dated February 1, 2006, by and between Tactical Solution Partners, Inc. and its Key Employees Walter Kirk Herrick, Douglas McQuarrie, David Tezza and Michael Wall **
10.3	Employment Agreement, dated January 6, 2006, by and between Tactical Solution Partners, Inc. and Charley Wall **
10.4	Severance and Release Agreement by and between Tactical Solution Partners, Inc. and Charley Wall dated September 1, 2006 **
10.5	Employment Agreement, dated March 1, 2006, between Tactical Solution Partners, Inc. and Richard A. Sajac **
10.6	Placement Agency Agreement with Stonegate Securities, Inc. dated February 24, 2006 **
10.7	Consulting Agreement with Birch Systems, LLC dated December 8, 2006 **
10.8	Amendment to Consulting Agreement with Birch Systems, LLC dated December 30, 2006 **
10.9	Investment Banking Advisory Agreement with Sierra Equity Group, Ltd. Inc. dated December 18, 2006 **

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Exhibit Number	Description
10.10	Selling Agreement with Sierra Equity Group, Ltd. Inc. dated December 20, 2006 **
10.11	Supplements to Investment Banking Advisory and Selling Agent Agreements with Sierra Equity Group, Ltd. Inc. dated March 27, 2007 **
10.12	Lease Agreement by and between Pelican Mobile Computers, Inc. and Peppermill Properties, LLC dated January 1, 2004 **
10.13	Lease Agreement by and between Tactical Solution Partners, Inc. and Greenbrier Point Partners, L.P. dated February 13, 2006 **
10.14	Loan and Security Agreement by and between Tactical Solution Partners, Inc. and American Bank dated August 1, 2006 **
10.15	Promissory Note Agreements by and between Tactical Solution Partners, Inc. and American Bank dated August 1, 2006 **
10.16	Guaranty Agreement by and among Scott Rutherford and Chandra Brechin and American Bank dated August 1, 2006 **
10.17	Stockholder Promissory Note in favor of Chandra (C.B.) Brechin dated January 11, 2006 **
10.18	Stockholder Promissory Note in favor of Scott Rutherford dated January 11, 2006 **
10.19	Contract by and between Pelican Mobile Computers, Inc. and the State of Maryland dated July 15, 2001 **
10.20	Settlement and Release Agreement Regarding Claims by Joseph Cornwell, Fareri Financial Services, Inc. and Anthony Fareri & Associates, Inc. **
10.21	Lease Agreement by and between Tactical Solution Partners, Inc. and FRP Hillside LLC #3 dated May 16, 2007 **
10.22	Consulting Agreement by and between Tactical Solution Partners, Inc. and Trilogy Capital Partners, Inc. dated May 23, 2007 **
10.23	Teaming Agreement by and between Tactical Solution Partners, Inc. and LINXX Security, Inc. dated January 18, 2007 ++
10.24	Teaming Agreement by and between Tactical Solution Partners, Inc. and Protective Enterprises, LLC dated August 3, 2006 ++
10.25	Teaming Agreement by and between Tactical Solution Partners, Inc. and Science Applications International Corporation dated December 29, 2006 ++
10.26	Teaming Agreement by and between Tactical Solution Partners, Inc. and Science Applications International Corporation dated February 5, 2007 ++
10.27	Teaming Agreement by and between Tactical Solution Partners, Inc. and Marine Solutions, Inc. dated January 17, 2007 ++
10.28	Standard Government Teaming Agreement by and between Tactical Solution Partners, Inc. and Science Applications International Corporation dated August 28, 2007 ++
10.29

Letter from Panasonic Personal Computer Company confirming Pelican Mobile Computers, Inc. as the only Maryland based Company authorized to sell the fully ruggedized line of Panasonic Notebooks to Maryland State and Local government agencies dated February 8, 2006.***

———————

**

Previously filed as an exhibit to the Company’s Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on July 6, 2007 and incorporated herein by reference.

***

Previously filed as an exhibit to the Company’s Amendment No. 1 to the Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on September 21, 2007 and incorporated herein by reference.

++

Previously filed as an exhibit to the Company’s Amendment No. 2 to the Registration Statement on Form 10-SB (SEC File No. 000-52719) filed on October 18, 2007 and incorporated herein by reference. Portions of the exhibit have been omitted pursuant to a request for confidential treatment.

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SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2007

TACTICAL SOLUTION PARTNERS, INC.

By:	/s/ RICHARD A. SAJAC
Richard A. Sajac, President & CEO

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